Form 20-F
period 2023-10-31
Clearmind Medicine Inc.
filed 2024-01-29
CIK 1892500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of October 31, 2023: 607,337 Common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

On November 1, 2022, our reporting currency and functional currency in our financial statements is the United States dollar. Amounts denominated in United States Dollars are states as “$” “dollars” or “USD”. Unless otherwise expressly stated or the context otherwise requires, references in this Annual Report to “CAD$” are to Canadian Dollars.

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

All information in this annual report on Form 20-F relating to shares or price per share reflects the one-for-30 consolidation of our issued and outstanding common shares effected by us on November 28, 2023.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the ability of our pre-clinical and any future clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results;

●	the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

●	the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates, as well as the potential healthcare costs saved through utilizing our future product candidates;

●	the ability of our future product candidates to address needs not currently addressed by the psychedelic industry;

●	the ability of our future product candidates to address needs not currently addressed by the psychedelic industry;

●	our ability to obtain and maintain regulatory approval of our future product candidates;

●	our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the ability of our management team to oversee our drug research programs;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our ability to compete with other companies who offer products that address similar issues that our future product candidates will address;

●	our financial performance;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	difficulties in our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians;

●	our ability to restructure our operations to comply with future changes in government regulation;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We have incurred losses since our inception. We anticipate that we will incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

●	Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

●	We have never generated any revenue from product sales and may never be profitable.
●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all.

Risks Related to the Clinical Development, Regulatory Review and Approval of our Product Candidates

●	Most of our product candidates are in preclinical development. To date, we have not enrolled any patients to our clinical trials

●	We may not receive, or may be delayed in receiving, the necessary approvals for MEAI or future products.

●	Clinical and preclinical development is uncertain.

●	Clinical trials of our product candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate.

●	Our current product candidates and future therapeutic candidates contain psychedelic substances, and may be subject to controlled substance laws and regulations.
●	Our product candidates contain potentially controlled substances, the use of which may generate public controversy.
●	Any clinical trials that we may conduct in the future to demonstrate substantial evidence of the safety and effectiveness of product candidates that we may identify and pursue for their intended uses.
●	Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain.

●	The results of early-stage clinical trials and preclinical studies may not be predictive of future results.

●	Research and development of drugs targeting the Central Nervous System is particularly difficult.

●	If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

●	Use of our product candidates could be associated with side effects, adverse events or safety risks.
●	Even if any of our current or future product candidates receives regulatory approval, it may fail to achieve market acceptance necessary for commercial success.
●	If we are unable to obtain regulatory approval in one or more jurisdictions for any product candidates that we may identify and develop, our business will be substantially harmed.
●	Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change, which could result in material changes in the final data.
●	Certain of the product candidates we are developing are complex and difficult to manufacture. We could experience manufacturing problems that result in delays or otherwise harm our business.
●	We may not elect or be able to take advantage of any expedited development or regulatory review and approval processes available to drug product candidates.
●	For any approved product, we will be subject to ongoing regulatory obligations and continued regulatory review and we may be subject to penalties if we fail to comply.

Risks Related to Commercialization

●	If we are unable to establish sales and marketing capabilities or enter into agreements to sell and market any product candidates, we may not be successful in commercializing those product candidates.
●	The third-party payor coverage and reimbursement status of newly approved products is uncertain.

●	If we fail to comply with healthcare laws, we could face substantial penalties and our business, financial condition and results of operations could be adversely affected.
●	We may become subject to U.S. federal and state forfeiture laws which could negatively impact our business operations.
●	Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, private litigation, and/or adverse publicity.
●	We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before we do or develop therapies that are safer, more advanced or more effective than ours.

●	If the market opportunities for our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

Risks Related to Reliance on Third Parties

●	We may seek to enter into additional collaborations and other similar arrangements and may not be successful in entering into new arrangements, and even if we are, we may not realize the benefits of such relationships.

●	Collaborative relationships with third parties could cause us to expend significant resources and incur substantial business risk with no assurance of financial return.

●	We rely on third parties to assist in conducting our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily.

●	Our use of third parties to manufacture and develop our product candidates for preclinical studies and clinical trials may increase the risk that we will not have sufficient quantities of materials.

●	We have no sales, distribution, or marketing experience, and may invest significant financial and management resources to establish these capabilities.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets.

●	We may not have sufficient patent lifespan to effectively protect our products and business.

●	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

●	If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

●	If we are unable to maintain effective proprietary rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets.
●	Intellectual property rights of third parties could adversely affect our ability to commercialize our product candidates.
●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

●	We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.
●	We may be subject to claims challenging the inventorship of our intellectual property.
●	We may not be able to protect our intellectual property rights throughout the world.

Risks Related to Our Business Operations

●	Our business and operations have been and are likely to further continue to be adversely affected by the evolving and ongoing COVID-19 global pandemic.

●	We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

●	Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates.

●	We may not be successful in our efforts to identify, discover or license additional product candidates.

●	European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information.
●	If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.
●	Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
●	International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks.

Risks Related to Ownership of Our Common Shares

●	We may be or may become classified as a passive foreign investment company.

●	As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices and we will not be subject to certain U.S. securities laws.

●	We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Common Shares less attractive to investors.

●	Failure to remediate material weaknesses in internal accounting controls could result in material misstatements in our financial statements.

Risks Related to our Location in Israel and our International Operations

●	Part of our operations are conducted in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations and Israel’s war against them, may affect our operations.

●	Because we are incorporated in British Columbia and some of our directors and officers are in Canada, it may be difficult for U.S. investors to enforce civil liabilities. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers outside of Canada.

●	Operating outside of the United States presents specific risks to our business.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred losses since our inception. We anticipate that we will incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

We are a clinical pharmaceutical company. We have incurred operating losses each year since our inception, including operating losses of $6,303,434, $6,251,431 and $2,693,397 for the years ended October 31, 2023, 2022 and 2021, respectively. As of October 31, 2023, we had an accumulated deficit of $18,768,063. We have devoted substantially all of our financial resources to designing and developing MEAI, including preclinical studies and providing general and administrative support for these operations. We expect that our expenses and operating losses will increase for the foreseeable future as we continue clinical development of MEAI for the treatment of alcohol use disorder, or AUD and obesity and metabolic disorder. Our ability to ultimately achieve revenues and profitability is dependent upon our ability to successfully complete the development of MEAI and any future product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

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

Our audited consolidated financial statements for the year ended October 31, 2023, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We have incurred losses in each year since our inception, including net losses of $8,620,837, $6,894,868 and $2,725,288 for the years ended October 31, 2023, 2022 and 2021, respectively. As of October 31, 2023, we had an accumulated deficit of $18,768,063. These events and conditions, along with other matters, indicate that a material uncertainty exists that raise substantial doubt on our ability to continue as a going concern. The financial statements for 2023 do not include any adjustments that might result from the outcome of this uncertainty. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

We have never generated any revenue from product sales and may never be profitable.

We are a clinical stage pharmaceutical company, have no products approved for marketing in any jurisdiction and we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, MEAI or any future product candidates. We do not anticipate generating revenue from product sales for at least the next several years. Our ability to generate future revenue from product sales will depend heavily on our ability to:

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

To date, we have financed our operations primarily through the sale of equity securities. As of October 31, 2023, we had cash, cash equivalents, short-term and long-term deposits of $5,427,739. We will require significant additional financing to fund our operations. Our future funding requirements will depend on many factors, including but not limited to:

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

We cannot guarantee that financing will be available in sufficient amounts or on terms acceptable to us, if at all, and the terms of any financing may adversely affect the interests or rights of our shareholders. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. Further, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide, including from any resurgence of the COVID-19 pandemic.

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

Risks Related to the Clinical Development, Regulatory Review and Approval of our Product Candidates

Most of our product candidates are in preclinical development. To date, we have not commenced enrolment to our clinical trial which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

We are a clinical stage pharmaceutical company. To date, we have not commenced enrollment to our first clinical trial. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. To date, we have focused substantially all of our efforts and financial resources on identifying, acquiring, and developing product candidates, preclinical studies and FIH study providing general and administrative support for these operations. We cannot be certain that any future clinical trials will be conducted. Our inability to successfully complete preclinical and clinical development could result in additional costs to us and negatively impact our ability to generate revenue. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize product candidates. We currently have no products approved for sale and have not generated any revenue, and we may never be able to develop or successfully commercialize any of our product candidates.

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

Clinical and preclinical development is uncertain. Our current pre-clinical and clinical programs may experience delays, or our preclinical and clinical programs may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

Our product candidates are in the pre-clinical and clinical stage, and their risk of failure is high. Before we can commence clinical trials for a product candidate, it must complete extensive preclinical testing and studies that support the planned INDs in the United States or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept the proposed clinical programs or if the outcome of preclinical studies will ultimately support the further development of the programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA, the EMA or other regulatory authorities allowing clinical trials to begin.

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

In March 2023, we announced that we had submitted an IND application with the FDA, requesting approval to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. Subsequently, and after submission of a similar application to the Israeli Ministry of Health, in May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. The CM-CMND-001 clinical trial is designed to be a multinational, multi-center, Phase I/IIa single- and multiple-dose tolerability, safety and pharmacokinetic study in healthy volunteers and AUD subjects. Upon completion of the Phase I/IIa studies, if successful, we will be required to conduct additional clinical trials subject to securing additional financing.

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

Clinical testing is expensive, time consuming and subject to uncertainty. We cannot guarantee that any of our planned clinical trials will be conducted as planned or completed on schedule, if at all. Moreover, even if these trials are initiated or conducted on a timely basis, issues may arise that could result in the suspension or termination of such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

●	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

●	delays in confirming target engagement, patient selection or other relevant biomarkers (with respect to certain of our clinical trials) to be utilized in preclinical and clinical product candidate development;

●	delays in reaching a consensus with regulatory agencies as to the design or implementation of our clinical studies;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

●	delays in identifying, recruiting and training suitable clinical investigators;

●	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

●	imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND (including the IND application that we submitted to the FDA in March 2023 requesting approval to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD) or amendment, clinical trial application, or CTA, or amendment, investigational device exemption, or IDE, or supplement, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; or a negative finding from an inspection of our clinical trial operations or study sites;

●	developments in trials for other product candidates with the same targets or related modalities as our product candidates conducted by competitors that raise regulatory or safety concerns about risk to patients of the treatment, or if the FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

●	difficulties in securing access to materials for the comparator arm of certain of our clinical trials;

●	delays in identifying, recruiting and enrolling suitable patients to participate in clinical trials, and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;

●	difficulties in finding a sufficient number of trial sites, or trial sites deviating from trial protocol or dropping out of a trial;

●	difficulty collaborating with patient groups and investigators;

●	failure by CROs, other third parties, or us to adhere to clinical trial requirements;

●	failure to perform in accordance with the FDA’s or any other regulatory authority’s current good clinical practices requirements, or GCPs, or regulatory guidelines in other countries, including deficiencies in the manufacturing process, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

●	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

●	occurrence of adverse events, or AEs, undesirable side effects or other unexpected characteristics associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

●	the cost of clinical trials of any product candidates that we may identify and pursue being greater than we anticipate;

●	clinical trials of any product candidates that we may identify and pursue producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

●	transfer of manufacturing processes to larger-scale facilities operated by a Contract Manufacturing Organization, or CMO and delays or failures by our CMOs or us to make any necessary changes to such manufacturing process; and

●	delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of product candidates that we may identify for use in clinical trials or the inability to do any of the foregoing.

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

In addition, any disruptions that may be caused by any resurgence of the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing future clinical trials. We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board, or DSMB, or by the FDA, the EMA or other comparable foreign regulatory authorities, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

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

We are a clinical stage company. We have never commercialized a product, and even if any of our current or future product candidate is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Physicians may be reluctant to take their patients off their current medications and switch their treatment regimen. Further, patients often acclimate to the treatment regime that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch due to lack of coverage and adequate reimbursement. In addition, even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety or efficacy concerns in the medical community may hinder market acceptance.

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

In addition to HIPAA, additional privacy and data security laws and regulations have been enacted in the United States and additional laws and regulations may be enacted in the near future. For example, the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020, requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, provides such individuals with new data privacy rights, including the ability to opt out of certain sales of personal information, imposes new operational requirements for covered businesses, provides a private right of action for data breaches and creates a statutory damages framework. Many other states are considering similar legislation, and a broad range of legislative measures also have been introduced at the federal level. In addition, California voters recently approved a new privacy law, the California Privacy Rights Act, or the CPRA, which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions became effective on January 1, 2023. Although there are limited exemptions for clinical trial data under the CCPA, the CCPA and other similar laws could impact our business activities depending on how it is interpreted and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information.

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

Risks Related to Reliance on Third Parties

We may seek to enter into additional collaborations and other similar arrangements and may not be successful in entering into new arrangements, and even if we are, we may not realize the benefits of such relationships.

After the completion of collaboration agreements with two universities, we expect to enter into additional collaboration agreements as part of our business strategy. The success of our current and any future collaboration arrangements may depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include risks that:

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

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture drug supplies for our ongoing clinical trials or any future clinical trials that they may conduct, and we lack the resources to manufacture any product candidates on a commercial scale. In May 2023, we announced that we had entered into a clinical supply agreement with IMP for the Phase I/IIa clinical study. Pursuant to the clinical supply agreement, IMP is responsible for the global clinical supply chain of CMND-100 from manufacture to the various clinical sites. Clinical drug supply is a critical factor for trial success so collaboration with best-in-class clinical drug supply vendor forestalls the possibility of it being a bottleneck to successful drug delivery. Moreover, it can also deliver enormous benefits, including better investigator and patient experiences as well as cost savings in clinical drug supply. See “Item 4.B. Business Overview—Strategic Focus—Phase I/IIa Clinical Study.” We rely, and expect to continue to rely, on third-party manufacturers to produce our product candidates or other product candidates that we may identify for clinical trials, as well as for commercial manufacture if any product candidates receive marketing authorization and approval. Although we generally do not begin a clinical trial unless we believe they have a sufficient supply of a product candidate to complete the trial, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay the clinical development and potential regulatory authorization of our product candidates, which could harm our business and results of operations.

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

As of October 31, 2023, our portfolio consists of fifteen utility patent families including patents and applications having method of use and composition of matter claims. Thirteen of the patent families are solely owned by the Company and two are jointly owned; one with the Bar Ilan University Research and Development Company BIRAD and the other with Yissum Research Development Company of the Hebrew University of Jerusalem. The fifteen patent families include twenty-seven granted patents and twenty-four pending applications. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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

Our business may be adversely affected if there is a resurgence of the COVID-19 pandemic.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, for several months in 2020, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors.

If there is a resurgence of COVID-19 its spread may materially affect us economically. While the potential economic impact brought by, and the duration of, any future resurgence of the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our common shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. In particular, the extent to which any resurgence of the COVID-19 pandemic may impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other shareholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other shareholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, including the SEC’s published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

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

Other than our headquarters, which are located in Canada, and other operations, which are located in Israel and the United States, we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We plan to retain sales representatives and third party distributors and conduct physician, specialist, hospital pharmacist and patient association outreach activities, as well as clinical trials, outside of Canada, the United States and Israel. Doing business internationally involves a number of risks, including but not limited to:

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

Certain of our directors currently operate, manage or are engaged as officers and/or directors of other entities, which may have similar or different objectives than ours. Such activities could detract from the time these people have to allocate to our affairs. For example, Adi Zuloff-Shani, our Chief Executive Officer, serves as Chief Technology Officer of SciSparc Ltd. (Nasdaq: SPRC), or SciSparc; Amitay Weiss, the Chairman of our Board of Directors, serves as the Chairman of the Board of Directors of SciSparc; and Oz Adler, one of our directors, serves as the Chief Executive Officer and Chief Financial Officer of SciSparc. Further to the agreement signed between us and SciSparc in March 2022, the purposes of which is to explore the technological and business feasibility of creating pharmaceutical solutions for several indications including CNS related indications by combining the respective capabilities and technologies of both parties. In June 2023, we announced that, as part of our ongoing collaboration with SciSparc, we entered into a research agreement with the Hebrew University of Jerusalem to evaluate our and SciSparc’s combination treatment for obesity and metabolic syndrome. Moreover, certain of our directors and officers are affiliated with our current shareholders, and may have different interests than other shareholders. For additional information regarding related party transactions and potential conflicts of interest, see “Item 7.B. Related Party Transactions.” Under the Business Corporations Act (British Columbia) [SBC 2002] c.57, or the BCBCA, each director and officer of must disclose the nature and extent of any interest that he or she has in a material contract or material transaction whether made or proposed with us, if the director or officer is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. Subject to certain limited exceptions under the BCBCA, no director may vote on a resolution to approve a material contract or material transaction which is subject to such disclosure requirement. See “Item 6.C. Compensation—Board Practices—Requirement for Directors and Officers to Disclose Interest in a Contract or Transaction.” In addition, we have adopted a code of ethics and conduct that requires our employees, officers and directors to disclose any situation that reasonably would be expected to give rise to a conflict of interest.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our Common Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended October 31, 2023 and in future taxable years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for United States federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

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

Our management has identified material weaknesses in our internal control over financial reporting related to lack of segregation of duties within account processes, and systems, inadequate documentation to evidence the operation of some of our controls, inconsistent procedures and approvals, lack of periodic user access reviews, lack of assessment of controls of financially significant vendors and insufficient written policies and procedures for accounting, IT and financial reporting and record keeping. Our management has concluded that, due to such material weakness, our disclosure controls and procedures were not effective as of October 31, 2023. We have implemented remediation efforts including independent review and approval of transactions and reconciliations in some processes by hiring personnel and segregating duties amongst the team. Management is implementing processes to document and retain evidence to support reviews and reconciliations. Such changes may not, however, be effective in establishing the adequacy of our internal control over financial reporting. If the material weaknesses are not adequately remedied, or if we identify further material weaknesses in our internal controls, our failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in our financial statements and a failure to meet our reporting and financial obligations, each of which could have a material adverse effect on our financial condition and the trading price of our securities. In addition, investors’ perceptions that our internal control over financial reporting is inadequate or that we are unable to produce accurate financial statements may materially adversely affect the price of our securities.

Risks Related to our Location in Israel and our International Operations

Part of our operations are conducted in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations and Israel’s war against them, may affect our operations.

Our operations are located in the State of Israel. In addition, certain of our key employees and officers, including our chief executive officer, are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business.

On October 7, 2023, an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border from the Gaza Strip and in other areas within the state of Israel attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli population. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. In response, the Security Cabinet of the State of Israel declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. To date, the State of Israel continues to be at war with Hamas.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical studies, facilities or the manufacturing or supply of our drug candidates. However, at this time, it is not possible to predict the intensity or duration of the war, nor can we predict how this war will ultimately affect Israel’s economy in general and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. While none of our employees in Israel have been called to active military duty, we rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of January 28, 2024, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies, research institutions and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to cooperate with research institutions and collaborate with other third parties. Any hostilities involving Israel, any interruption or curtailment of trade or scientific cooperation between Israel and its present partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations. We may also be targeted by cyber terrorists specifically because we may be perceived as an Israeli-related company.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations, product development and results of operations.

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

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Vancouver, Canada. Some of our directors and officers and the predecessor auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

Similarly, some of our directors and officers and experts are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents’ judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

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

The relative change in currency values creates fluctuations in potential product pricing for international customers. These changes in foreign end-customer costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively impact the financial condition of some foreign customers and reduce or eliminate their future orders of our products.

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

Originally, we operated as a mineral resource exploration operations company. In September 2020, we announced a shift om the focus of our business to the development of innovative psychedelic therapies. This process involved the acquisition of all rights, title and interests in several patent applications for the treatment of alcohol abuse disorder and various other non-controlled binge behaviors. As part of this process, we announced a Change of Business, or COB, listing on the Canadian Securities Exchange, or CSE. The COB became effective in November 2020. In May 2021, we completed all of the requirements of the CSE for a COB listing.

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

Our cash used in investing activities for 2021, 2022 and 2023 amounted to $184,035, $5,563 and $26,228 respectively. This increased amount in 2021 was mainly due to an assignment agreement whereby the Company acquired patents and patent applications to be used in pre-clinical drug research programs and due to a payment related to exploration and evaluation activity.

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

B. Business Overview

Overview

We are a clinical pharmaceutical company approaching phase 1 clinical trials, that develops novel psychedelic medicines to solve widespread, yet under-served, health problems. Our goal is to develop and provide new type of treatments for mental health disorders, including AUD, binge drinking and obesity and metabolic disorder, where there is significant unmet need and lack of innovation. We see psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. We believe that our solution for AUD can help solve one of the world’s biggest health problems, which costs the United States alone roughly $250 billion each year.

Our flagship treatment is our proprietary MEAI and the initial indication we are pursuing is Alcohol Use Disorder, which is incredibly common. It varies from mild to excessive and describes a person’s inability to restrict their alcohol consumption, despite negative social, occupational, or health consequences. Alcohol consumption contributes to 3 million deaths each year globally and is the third most common preventable cause of death in the United States. Apart from potentially changing people’s lives, we believe that our treatment could potentially reduce the amount currently being spent on the consequences of AUD in the United States, Europe, India, China and other countries around the world. We also believe that our treatment may address binge drinking, which a recent study published in JAMA Network Open, an medical journal published by the American Medical Association covering all aspects of the biomedical sciences, showed that 20% of U.S. adults between the ages over 20 and 49 died as a result of binge drinking during the four-year period of the study.

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

In March 2023, we announced that we had submitted an IND application with the FDA, requesting approval to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. Subsequently, and after submission of a similar application to the Israeli Ministry of Health, in May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine.

The CM-CMND-001 clinical trial is designed to be a multinational, multi-center, double blind, Phase I/IIa single- and multiple-dose tolerability, safety and pharmacokinetic study in healthy volunteers and AUD subjects. Upon completion of the Phase I/IIa studies, if successful, we will be required to conduct additional clinical trials subject to securing additional financing.

Looking further, we are also on the journey to tackle some of the world’s major mental health problems and disorders. We believe that psychedelic solutions such as our drug candidate may hold the key to providing much needed solutions to various disorders and conditions, including, but not limited to, obesity, weight loss and metabolic disorder, depression, anxiety, and cocaine addiction. Those suffering from these sorts of mental health disorders have higher mortality rates than the general population and often experience decreased quality of life as a result of emotional, behavioral or physical manifestations. Also, globally, the total costs of mental health disorders are significant and expected to increase substantially. In 2020, the total U.S. expenditure for mental health reached $238.4 billion, and this figure includes expenditures on healthcare service providers, retail prescription drugs and insurance administration. Nearly 22% of all U.S. adults received some form of mental health treatment in 2021, up from about 19% just two years earlier. Also, according to Mordor Intelligence, in 2022, Adult Prevalence of Mental Illness statistics show that 19.86% of adults in the United States are experiencing a mental illness, which is equivalent to nearly 50 million Americans, with 4.91% experiencing a severe mental illness.

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

Our People

Collectively, our team has vast experience across the business and pharmaceutical industries. Our Chief Executive Officer, Adi Zuloff-Shani, PhD, is a biomedical research and development executive with over 25 years of strategic and operational leadership in the healthcare industry, including clinical trials, and a deep understanding of therapeutics development in heavily regulated environments. Our award-winning advisory board includes professionals such as Prof. John Krystal. Prof. Krystal is the Robert L. McNeil, Jr. Professor of Translational Research a Professor of Psychiatry, Neuroscience, and Psychology and Chair of the Department of Psychiatry at the Yale University. He is also Chief of Psychiatry and Behavioral Health at Yale-New Haven Hospital. He is a graduate of the University of Chicago, Yale University School of Medicine, and the Yale Psychiatry Residency Training Program. He has published extensively on the neurobiology and treatment of schizophrenia, alcoholism, PTSD, and depression. Notably, his laboratory discovered the rapid antidepressant effects of ketamine in humans. He is the Director of the NIAAA Center for the Translational Neuroscience of Alcoholism and the Clinical Neuroscience Division of the VA National Center for PTSD. Prof. Krystal is a member of the U.S. National Academy of Medicine and a Fellow of the American Association for the Advancement of Science. Currently, he is co-director of the Neuroscience Forum of the U.S. National Academies of Sciences, Engineering, and Medicine; and editor of Biological Psychiatry (IF=12.1). He has chaired the NIMH Board of Scientific Counselors and served on the national advisory councils for both NIMH and NIAAA. Also, he is past president of the American College of Neuropsychopharmacology (ACNP) and International College of Neuropsychopharmacology (CINP). Prof. Gabriele Fischer, Prof. Christian Schültz, Prof. Wim van den Brink, Prof. Michael Davidson, Prof. Alon Friedman, Prof. Gal Yadid, Prof. Yossi Tam, Dr. Fatima Cody Stanford and Prof. Henry R. Kranzler are all also part of our outstanding advisory board.

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

The literature shows that 5-HT1A receptors are associated with controlling craving behaviors across the board. This indicates that MEAI may have a wide range of applications beyond AUD and binge drinking. Until today, only pre-clinical studies have been conducted with MEAI, including in-vitro and in-vivo studies. The studies were conducted in the United States, China, France and Israel.

MEAI is a psychoactive non-hallucinogenic molecule, exerting a euphoric alcohol-like experience, and based on human recreational use testimonials and pre-clinical trials, we believe also reduces the desire to consume alcoholic beverages. While determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies, in pre-clinical studies, MEAI was well-tolerated by the tested animals. Although MEAI remains in development and is not cleared or approved by the FDA or similar foreign regulatory bodies, we believe that our drug candidate has the potential to change the lives of millions who struggle to drink in moderation.

We believe that MEAI holds the potential to break the vicious binge-drinking cycle at the decision point to drink more alcohol, by potentially innervating neural pathways such as 5-HT1A that lead to “sensible behavior”.

Research Programs

Our IP portfolio is composed of several psychoactive molecules and we successfully conducted research in several programs on different molecules, which were led by our highly skilled, focused team, with deep expertise in their respective fields. Several of our team members have taken products from the discovery phase to clinical trials in the United States in their previous respective roles and are also key members of our scientific advisory board who have participated in numerous clinical trials in the areas of alcoholism and addiction. We are currently focusing our research programs on the uses of MEAI for the treatment of AUD, obesity and metabolic disorders and as an alcohol substitute consumer product.

In our research program aimed at treating depression and treatment resistant depression, or TRD, we studied the effects of administering 2-fluorodeschloroketamine, or 2-FDCK and we investigated 2-FDCK in a pre-clinical proof-of-concept study. Following the completion of the study, while we do not have any immediate plans to further investigate this now, we may in the future further investigate the effect of depression and the mechanisms of action around it.

In our two research programs aimed at finding substances that can be utilized for the same therapeutic purposes as MDMA, we studied 1-(Benzofuran-5-yl)-N-methylpropan-2-amine, or 5-MAPB and 1-Benzofuran-6-yl propan-2-amine, or 6-APB. We believe these treatments may be beneficial for fail-safes for MDMA based on a September 2016 article from Naunyn-Schmiedeberg’s Archives of Pharmacology, which reported the receptor binding profiles of 5-MAPB and 6-APB are different enough from MDMA to effectively perform a substitute role in the therapy while being similar enough so as not to have to change the therapeutic protocol. We currently hold patents with respect to the compounds, but we do not have any immediate research plans.

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

Phase I/IIa Clinical Study

In March 2023, we announced that we had submitted an IND application with the FDA, requesting approval to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in subjects suffering from AUD. Subsequently and after submission of a similar application to the Israeli Ministry of Health, in May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States.

The Israeli study is be led by Prof. Mark Weisser, M.D. Our U.S. sites for the CM-CMND-001 clinical trial are Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. The Yale site is led by Anahita Bassir Nia, MD, a specialist in substance abuse, including alcohol abuse. The Johns Hopkins site will be led by Jennifer Ellis, PhD, Associate Professor of Psychiatry and Behavioral Sciences as the principal investigator, who will be supported by co-investigators Professor Eric Strain, Director, Behavioral Pharmacology Research Unit of the Johns Hopkins University School of Medicine.

The CM-CMND-001 clinical trial is designed to be a double blind, multinational, multi-center, Phase I/IIa single- and multiple-dose tolerability, safety, initial efficacy and pharmacokinetic study in healthy volunteers and AUD subjects. Upon completion of the Phase I/IIa studies, if successful, we will be required to conduct additional clinical trials subject to securing additional financing.

In April 2023, we announced that we formed a Data and Safety Monitoring Board, or DMSB, to oversee the Phase I/IIa clinical study. The DSMB – an independent group of experts– includes a specialist in internal medicine, a specialist in psychiatry, and a biostatistician. The DSMB is a committee of experts responsible for reviewing clinical trial data on an ongoing basis to ensure the safety of study subjects and validity and integrity of the data.

In May 2023, we announced that we had entered into a clinical supply agreement with IMP Clinical Supply Services, or IMP, for the Phase I/IIa clinical study. Pursuant to the clinical supply agreement, IMP is responsible for the global clinical supply chain of CMND-100 from manufacture to the various clinical sites. IMP is known for its comprehensive, tailor-made clinical supply services that address all study requirements. The array of services to be performed are fully compliant with GMP, GCP, and GDP standards. Clinical drug supply is a critical factor for trial success so collaboration with best-in-class clinical drug supply vendor forestalls the possibility of it being a bottleneck to successful drug delivery. Moreover, it can also deliver enormous benefits, including better investigator and patient experiences as well as cost savings in clinical drug supply.

The Phase I part of the Phase I/IIa clinical study is an open label, randomized study to evaluate the safety and pharmacokinetics of single ascending doses of MEAI oral capsules. If approved by the FDA, we will utilize a hybrid model where we study the effects of MEAI in healthy volunteers and AUD patients. Single ascending doses will be distributed in up to 4 cohorts, with 6 subjects per dose. We intend to submit applications to conduct the Phase I/IIa study in Israel, while we await the FDA to make a decision on our IND application. Once the regulatory bodies have provided us their approvals or denials on the matter, we will determine the distribution of the cohorts based, among other things, on the rate in which we can enroll patients at each site.

The Phase IIa part of the Phase I/IIa clinical study is a double-blind, randomized, , placebo-controlled study to assess the safety of multiple doses of MEAI in healthy volunteers and AUD subjects and as a secondary endpoint, the potential effect of MEAI on drinking patterns and cravings in individuals with AUD in accordance with DSM-V criteria. Two cohorts of 18 subjects per cohort will be given the highest tolerated doses and placebo (2:1 ratio). Oral capsules will be given once daily, for several consecutive days. The patients will complete diaries and questionnaires to report on their drinking patterns and craving for alcohol during the clinical trial period.

We will be using a Pharmacokinetics, or PK, assessment in both phases of the Phase I/IIa study. PK is defined by the American Society of Health-System Pharmacists as the study of the time course of a drug absorption, distribution, metabolism, and excretion in animals and human. Typical PK assessments include blood and organs collections at standard time intervals in order to test the drug level in the various tissues as function of time. The pharmacokinetic information as studied in animals has application to the safe and effective therapeutic management of drugs in an individual patient. In our study, our PK assessment will consist of collecting blood from all subjects enrolled in the study at the following timepoints:

(i)	Phase 1 - before dosing and at multiple time points (at 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and 24-hour post drug administration.

(ii)	Phase 2 - before the first dosing and at multiple time points (at 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and, 24-hour post drug administration and before the last dosing and at multiple time points (at 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and, 24-hour post last drug administration

The primary objective of the study is the evaluation of tolerability, safety and pharmacokinetics of CMND-100 in both healthy and subjects with binge drinking/AUD. Safety will be assessed from randomization of subjects until the last follow-up visit.

The primary safety endpoint will therefore consist of evaluation of incidence of adverse events, changes in vital signs, clinical significant abnormal laboratory data, clinical significant abnormal physical examination and ECG following subject randomization. For assessment of AEs please see Section 11. Additional safety assessments include, among others, abuse liability measured by Visual Analogue Scale (VAS) and suicide risk assessment measured by the Columbia-Suicide Severity Rating Scale (CSSRS).

The primary PK endpoint parameters will be evaluated in all subjects: Tmax, Cmax, AUC0-∞, t1/2, Cl, Vd.

Treating Unmet Mental Health Disorders

We believe that AUD is not being addressed by most of the psychedelic industry. Global spending necessitated by the implications of AUD is sky-rocketing; in 2010 there was an estimated cost of nearly $250 billion in the United States, comprised of costs due to productivity losses, healthcare expenditures, crime, and traffic crashes among other things. A 2020 survey in the United States conducted by the National Survey on Drug Use and Health showed that 28.3 million people aged 12 years and older reported having AUD, with 2.1 million of this group having reported receiving treatment for alcohol use. Despite the pressing need to address AUD, psychedelic industry is mostly focusing on research and development on other areas of health. We believe that these unmet needs exist across efficacy, safety and time to onset of current treatment options.

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

Lack of Therapeutic Innovation and New Treatments

Historically, there has been a lack of innovation in new treatments and medicines for the treatment of alcohol related disorders. There are only three medications that are currently FDA-approved for the treatment of moderate to severe AUD: disulfiram, naltrexone (oral and long-acting injectable formulations), and acamprosate. Both naltrexone and acamprosate were associated with reduction in relapse to drinking. When directly compared with one another, no significant differences were found between acamprosate and naltrexone for controlling alcohol consumption. Disulfiram is used as a second-line treatment, behind acamprosate and naltrexone, for alcohol dependence. Based on results in open-label studies, disulfiram is a safe and efficacious treatment compared to other abstinence supportive pharmacological treatments or to no disulfiram in supervised studies for problems of alcohol abuse or dependence. In a meta-analysis conducted on disulfiram use with alcoholics in comparison to any alcoholic control group, it was concluded that blinded studies with disulfiram were incapable of distinguishing a difference between treatment and control groups. An additional drug, Nalmefene, is approved for AUD treatment in Europe, but is not currently available in the United States. According to a meta-analysis, the drug is able to improve behavioral outcomes in patients with AUD, while others show that it has a limited efficacy in alcohol dependence therapy, and rather, it is more useful as an as-needed, harm-reducing pharmacotherapy.

There are other medications that are used off-label for AUD including gabapentin, topiramate, baclofen, and ondansetron For most medications used off-label, evidence was either insufficient to determine whether they are associated with reduced consumption or evidence suggested that they are not (Jonas et al., 2014).

Most well-controlled trials of disulfiram do not show overall reductions in alcohol consumption. However, psychedelics seems to emerge as a potential new treatment. An increasing validation of preclinical clinical and regulatory studies of new psychedelics pharmacological classes have been approved by the FDA. This combination of market opportunity and recent advances signal an increased acceptance of these novel approaches, and we believe we are well positioned to capitalize on this potential opportunity.

In May 2021, Nature Medicine published findings from a first Phase 3 clinical trial conducted with psychedelic-assisted therapy. The study found that MDMA combined with psychological counseling yielded “marked relief to patients” with severe PTSD. Based on the Phase 3 clinical trial results, MAPS Public Benefit Corp. recently filed an application with the U.S. FDA to approve the psychedelic drug MDMA — also known as Ecstasy — in combination with therapy to treat PTSD. The filing is a milestone in researchers’ quest to move psychedelic drugs from tightly restricted substances into mainstream medical treatments that are widely accessible to patients. This comes after decades of studies have demonstrated the promise of psychedelics to treat mental health disorders.

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

COVID-19 Pandemic implications

AUD is a huge problem that costs billions every year. But the problem was only escalated and more people suffer, partially due to the COVID-19 pandemic. Economists as well as healthcare and addiction specialists agree the pandemic and quarantines of 2020 had a significant impact on nationwide alcohol consumption. For example, the National Center for Drug Abuse Statistics has reported that during the pandemic and quarantines of 2020, year-over-year alcohol sales were up 234%, 34.1% of respondents in a survey conducted by Johns Hopkins University reported binge drinking at least once, with 7.0% of respondents reporting extreme binge drinking and 45.7% of respondents reporting increased stress as a reason for their increased drinking. In addition, it has been estimated that depression symptoms increased by a factor of 3 compared to pre-COVID-19 levels, with severe depression symptoms increasing by a factor of 7.5 compared to pre-COVID-19 levels.

Markets Overview and Opportunity

The current indications we are pursuing with our MEAI molecule are focused on two main verticals: (1) AUD and binge drinking (2) obesity and metabolic disorder. Additionally, we have engaged Professor Gal Yadid from the Gonda Multidisciplinary Brain Research Center located at Bar Ilan University (Ramat Gan, Israel) to advance the evaluation of MEAI as a potential treatment for addictions and other binge behaviors. Prof. Yadid, a prominent figure in the research and development of treatments for psychiatric disease, specifically drug addiction, depression, and PTSD, who is also a member of our Scientific Advisory Board, and his team conducted a series of studies to explore the mechanism of action and specific neural targets of MEAI to evaluate its efficacy as a potential therapeutic agent in the treatment of addiction and related behaviors. The results of pre-clinical research studies suggested that MEAI may be effective in the treatment of substance addiction and specifically cocaine without interrupting the natural reward process. According to the United Nations Office on Drugs and Crime’s “2022 World Drug Report”, of the estimated 284 million people who had used drugs in the past year, approximately 13.6%, 38.6 million, are estimated to have suffered from drug use disorders. While some addictions, such as drugs and alcohol, are more concerning than others, addiction and compulsive behavior is not limited to these substances. Compulsive consumption of food, shopping, gambling, sex, television, and technology, many of which increased in prevalence during the recent pandemic, can all be destructive when their use cannot be managed and all can potentially be treated by MEAI.

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

Weight loss, Obesity, and Metabolic Syndrome

The prevalence of obesity has reached epidemic proportions, with approximately one billion people worldwide projected to be affected by 2030, including approximately 1 in 5 women and 1 in 7 men, according to the recently published World Obesity Atlas 2022 by the World Obesity Federation. Obesity is a chronic disease that has been linked to several conditions, including cardiovascular disease (CVD), type 2 diabetes (T2D), and non-alcoholic fatty liver disease (NAFLD). While multiple metabolic factors have been associated with the development of obesity, the underlying molecular mechanisms are not yet fully understood. Despite the gravity of the situation, the lack of effective anti-obesity treatments poses a significant challenge.

Several factors, including eating habits, fast food consumption, personality traits, depression, and genetics, have been implicated in the etiologies of obesity. Recently, the notion of food addiction has gained attention as a potential explanation for the obesity epidemic, with links observed between food addiction and substance-related and eating disorders (most prominently binge-eating). The similarities between food addiction and drug dependence, including an overactive response in the mesolimbic reward circuits, contribute to an inability to control food intake and maintain weight loss, leading to a cycle of binge eating that is difficult to break. This pattern is similar to what is seen in drug addiction, where the activation of these reward circuits contributes to an inability to control drug use. The similarities between food addiction and drug dependence suggest that similar therapeutic approaches may be effective in treating both obesity and addictive disorders. Psychedelics, including lysergic acid diethylamide (LSD), mescaline, psilocybin, and N,N-dimethyltryptamine (DMT), interact with the serotonin receptors, particularly 5-HT2C, 5-HT2A, and 5-HT1A. These receptors are densely located in the prefrontal cortex and mesolimbic dopamine pathways, areas involved in emotion control, reward, and food intake. Previous studies have shown that stimulation of the serotonergic system induces weight reduction and decreases food intake. Moreover, cerebral 5-HT2A binding was significantly and positively correlated with BMI and provided a predictive value for weight loss after gastric bypass surgery. Importantly, psychedelics may offer a unique approach to addressing both addiction and obesity, by disrupting rigid behavioral patterns, promoting cognitive flexibility, and increasing neuronal plasticity.

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

We are aware of several biopharmaceutical companies with psychedelic therapies in development for anxiety disorders including MAPS, Cybin, Incannex and MindMed.

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

The current first line treatment for PTSD is the use of trauma-focused psychotherapy, but access to these psychotherapies is typically difficult, and not all with PTSD respond to psychotherapy alone. Given the issues with access to trauma-focused psychotherapy and ineffectiveness of current pharmacotherapy, PTSD is a mental health disorder of high unmet medical need. In fact, it is believed that conventional therapies and medications only help, at best, around 50 percent of patients. Therefore, we believe novel interventions are needed to better treat PTSD.

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

We are aware of several biopharmaceutical companies with therapies in development for PTSD, including, Otsuka, Bionomics, Corcept Therapeutics, Aptinyx, Azevan Pharmaceuticals, Bionorica, Seelos Therapeutics and Tonix Pharmaceuticals.

Supporters of using psychedelic drugs to help patients lessen their anxiety are consistently increasing as psychedelic drugs are among the most promising treatments for people with conditions like PTSD and severe depression. Multidisciplinary Association for Psychedelic Studies (MAPS) Public Benefit Corp. recently filed an application with FDA to approve the psychedelic drug MDMA in combination with therapy to treat post-traumatic stress disorder. The filing is a milestone in researchers’ quest to move psychedelic drugs from tightly restricted substances into mainstream medical treatments that are widely accessible to patients. It comes after decades of studies have demonstrated the promise of psychedelics to treat mental health disorders.

Depression and TRD

Multiple therapies for depression exist, including common pharmacological treatments such as anti-depressants and psychosocial interventions such as cognitive based therapy. There are also non-pharmacological, somatic treatments for depression such as electroconvulsive therapy and transcranial magnetic stimulation, among others. However, these current therapies are ineffective or inadequately effective for a significant portion of patients. This treatment-resistant subset of depression is one of the targets for our proprietary 2FDCK drug candidate under our development program. For TRD there are currently only two pharmacological treatments approved in the United States: (i) SPRAVATO (S-ketamine) nasal spray, an NMDA receptor antagonist, approved by the FDA in March 2019 and marketed by Janssen Pharmaceutical Companies of Johnson & Johnson, and (ii) a fixed dose combination of olanzapine and fluoxetine hydrochloride, which are individually available generically. These treatments are typically used alongside antidepressants and other treatments used in earlier lines of therapy for depression. Psychosocial interventions and non-pharmacological, somatic treatments may also be used for patients.

Pre-Clinical Studies

So far, only pre-clinical studies have been conducted with MEAI, including In-vitro and In-vivo studies. Some of these studies were conducted by outside research organizations in the United States France, Israel and China

Volcani Center and Hebrew University Study

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

In the fourth phase, conducted under the cooperation agreement with SciSparc, we examined the combined treatment of MEAI, and Palmitoylethanolamide (PEA), with the goal to identify the optimal dosage for this combination and to observe its safety and impact on various metabolic and behavioral parameters, including fat oxidation, locomotor activity, and feeding behavior.

Fourteen different treatment groups were created (for a total of 84 animals) receiving single treatment doses ranging from 40, 20, 10, 5, 1, to 0.5 mg/kg of MEAI with or without a constant PEA dose of 25 mg/kg. MEAI administration exhibited a remarkable degree of tolerance, leaving the animals’ viability unaffected across all experimental groups. Similar results were also observed in groups treated by the combination of MEAI and PEA with the most prominent effects being observed when combining MEAI and PEA, particularly at 20 and 10 mg/kg. Results indicated that:

●	The administered treatment exhibited a remarkable degree of tolerance, leaving the mices’ viability unaffected across all experimental groups.

●	Combining MEAI and PEA, particularly at 20 and 10 mg/kg, led to increased oxygen consumption and carbon dioxide emission, coupled with elevated energy expenditure and fat oxidation. Oxygen consumption and carbon dioxide emission indicates increase in metabolic process and fat burn.

●	A striking reduction in food consumption (appetite) and meal sizes was also observed, primarily at 40 and 20 mg/kg of MEAI.

●	Slight elevations in carbohydrate oxidation were noted, particularly at 20 and 10 mg/kg.

●	At 40 and 20 mg/kg significant reductions in ambulation was noted, without affecting voluntary activity.

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

IND – Enabling Studies

We are developing CMND-100, which consists of gelatin capsules each containing the active ingredient 5-methoxy-2-aminoindane monohydrochloride (MEAI), a new chemical entity. MEAI is being developed for AUD, specifically for the management of selected chronic alcohol patients who want to reduce their alcohol consumption and/or remain in a state of enforced sobriety. The initial clinical trial will be a Phase 1/2 randomized double blind placebo controlled, in healthy and AUD subjects evaluating the tolerability, safety and preliminary efficacy and pharmacokinetics/pharmacodynamics of single and repeated doses of CMND-100. To evaluate potential toxicity risks prior to human studies and to estimate starting doses for clinical trials, we have completed a series of pre-clinical, IND-enabling studies in the United States and China as required by the FDA for an investigational new drug designation before we can study our compound for the first time in humans. All studies were conducted by US based StageBio, a leading provider of GLP-compliant necropsy, histology, pathology, and specimen archiving services for the biopharmaceutical and research industry, and China based Wuxi AppTech, a certified, CRO that specializes in non-clinical drug development, and were organized by the following topics: safety pharmacology studies, pharmacokinetic studies, and toxicological studies. Pharmacokinetic (PK) and toxicokinetic (TK) of MEAI have been established in vitro and in the non-clinical species (mice, rats and/or dogs) used for assessing safety and efficacy. MEAI was found to have relatively rapid absorption and moderate to rapid elimination with no accumulation and no gender differences. The distribution of MEAI in tissues was evaluated in a binding study in vitro and in an in vivo study in mice.  Collectively, this data provide a clear picture of the kinetic profile of MEAI in nonclinical species.  Several in vitro studies were also conducted to investigate the metabolism of MEAI.  Furthermore, drug interaction was studied in a series of in vitro assays.   The toxicological effects of MEAI were studied by Clearmind in rats and dogs and included both single and repeat dose toxicity studies, genotoxicity, and special toxicity studies.  Overall, a consistent toxicological profile was noted in the nonclinical species with the primary finding being adverse, transient, central nervous system (CNS)-related clinical signs. The type and severity of clinical signs increased in both rats and dogs in a dose-dependent manner.  In the pivotal studies, no-observed-adverse-effect-level (NOAEL) doses were determined for both species. Genotoxicity studies conducted indicated that MEAI does not represent a mutagenic or clastogenic risk to humans.  Based on these studies, we are planning to conduct a Phase I/II single and multiple dose tolerability, safety, and pharmacokinetic clinical study of CMND-100 in healthy volunteers and AUD subjects.

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

Psychedelic Therapy Competitive Landscape for AUD

Other than us, more than 45 players from across the world presently claim to be engaged in the development and evaluation of therapeutic candidates based on a number of psychedelic compounds.

In the mental illnesses segments, we will face competition from psychedelic companies in general, and also from psychedelic companies that are focusing on alcohol abuse, like Awakn Life Sciences, B.More Inc. and Journey Colab Corp.

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

The Company’s intellectual portfolio currently consists of fifteen patent families. One, “Binge Behavior Regulators,” has been granted in the U.S., Europe, China and India, with a pending divisional applications in Europe and granted continuing applications in the United States and China. Another, “Alcohol Beverage Substitute,” has been approved for a United States, European and Indian patent, with pending applications in China. As of January 25, 2024, our portfolio consists of fifteen utility patent families, including patents and applications having method of use and composition of matter claims. Thirteen of the patent families are solely owned by the Company, one is jointly owned with BIRAD, the R&D company of Bar-Ilan University and one is jointly owned with Yissum, the Research Development Company of the Hebrew University of Jerusalem. The fifteen patent families include twenty-seven granted patents and twenty-four pending applications:

●	Alcoholic Beverage Substitute: 9 patents, 3 pending applications. The 20 year term for the “Alcoholic Beverage Substitutes” family ends on December 9, 2035

●	Binge Behavior Regulators: 18 patents, 6 pending applications. The “Binge Behavior Regulators” family has a 20-year term that ends December, 9, 2035

●	Benzofurans as Fail Safes for MDMA Therapy: 1 pending application

●	2-FDCK for Treatment of Depression, Including Treatment-Resistant Depression: 1 pending application

●	Compositions comprising MEAI and n-acylethanolamines and uses thereof: 1 pending application

●	MEAI for the treatment of Cocaine Addiction: 1 pending application

●	MEAI for the treatment of Metabolic Syndrome: 1 pending application

●	Compositions comprising 3MMC and n-acylethanolamines for the treatment of dyskinesia: 1 pending application

●	Compositions comprising MDMA and n-acylethanolamines uses thereof: 1 pending application

●	Combinations of LSD and n-acylethanolamines: 1 pending application

●	Compositions comprising of ketamine and n-acylethanolamines: 1 pending application

●	Compositions comprising of ibogaine and n-acylethanolamines: 1 pending application

●	Compositions comprising of psilocybin and n-acylethanolamines: 1 pending application

●	Compositions comprising of DMT and n-acylethanolamines: 1 pending application

●	MEAI for the treatment of depression: 1 pending application

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

Compositions comprising MEAI and n-acylethanolamines and uses thereof patent family is a PCT International Application filed on March 6, 2023, as part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to the compositions and methods for potentiating therapeutic effects and/or reducing side-effects of MEAI. The present invention provides pharmaceutical compositions comprising MEAI and N-acylethanolamines, for example, Palmitoylethanolamide, or PEA, and methods for their use in a variety of indications amenable to treatment with MEAI.

MEAI for the Treatment of Cocaine Addiction patent family is a PCT International Application filed Jointly with BIRAD on May 31, 2023, and as part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to the methods for treating cocaine addiction by administering a therapeutically effective amount of MEAI and the methods of treatment comprise administering MEAI in combination with N-acylethanolamines, for example, PEA.

MEAI for the Treatment of Metabolic Syndrome patent family is a PCT International Application filed jointly with Yissum, on September 20, 2023. The invention disclosed therein is directed to the methods for treating metabolic syndrome by administering a therapeutically effective amount of MEAI and the methods of treatment comprise administering MEAI in combination with N-acylethanolamines, for example, PEA.

Compositions comprising 3MMC and n-acylethanolamines and methods for treating dyskinesias such as tardive dyskinesia is a patent family application filed on July 27, 2023, as part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to the compositions and methods for potentiating therapeutic effects and/or reducing side-effects of 3MMC. The present invention provides pharmaceutical compositions comprising 3MMC and N-acylethanolamines, for example, Palmitoylethanolamide, or PEA, and methods for their use in treating dyskinesias such as tardive dyskinesia.

Compositions comprising 3,4-METHYLENEDIOXYMETHAMPHETAMINE and n-acylethanolamines and uses thereof is a patent family application filed on February 15, 2023, as part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to the compositions and methods for potentiating therapeutic effects and/or reducing side-effects of 3,4-METHYLENEDIOXYMETHAMPHETAMINE. The present disclosure relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of 3,4-methylenedioxymethamphetamine (MDMA). The present disclosure provides pharmaceutical compositions or combinations comprising MDMA and N-acylethanolamines, for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to post-traumatic stress disorder (PTSD), anxiety, and eating disorders.

Compositions comprising LYSERGIC ACID DIETHYLAMIDE and N-acylethanolamines and uses thereof is a patent family application filed on February 10, 2023, as part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to the compositions and methods for potentiating therapeutic effects and/or reducing side-effects of lysergic acid diethylamide (LSD). The patent provides pharmaceutical compositions or combinations comprising LSD and N-acylethanolamines, and methods for their use in a variety of indications amenable to treatment, including, but not limited to depression, anxiety, headaches, alcoholism, and pain.

Compositions comprising KETAMINE and N-acylethanolamines and uses thereof is a patent family application filed on February 15, 2023, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of ketamine. The patent application disclosure provides pharmaceutical compositions and combinations comprising ketamine and N-acylethanolamines, for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to depression, suicidal ideation, bipolar disorder, seizures, and pain.

Compositions comprising IBOGAINE and N-acylethanolamines and uses thereof is a patent family application filed on February 15, 2023, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of ibogaine. The patent application disclosure provides pharmaceutical compositions and combinations comprising ibogaine and N-acylethanolamines for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to substance addiction and opioid dependence.

Compositions comprising PSILOCYBIN and N-acylethanolamines and uses thereof is a patent family application filed on February 10, 2023, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of ibogaine. The patent application provides pharmaceutical compositions and combinations comprising psilocybin and N-acylethanolamines, for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to substance addiction and dependence.

Compositions comprising N,N-DIMETHYLTRYPTAMINE and N-acylethanolamines and uses thereof is a patent family application filed on February 10, 2023, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of N,Ndimethyltryptamine. The patent application provides pharmaceutical compositions and combinations comprising N,N-dimethyltryptamine and N-acylethanolamines for example, Palmitoylethanolamide (PEA) and methods for their use in a variety of indications amenable to treatment with N,Ndimethyltryptamine, including, but not limited to cerebral ischemia and hypoxia.

Compositions comprising 5-METHOXY-2-AMINOINDAN for treatment of depression is a patent family application filed on March 29, 2023. The patent application relates to compositions and methods for treatment of depression. The patent application disclosure provides pharmaceutical compositions comprising 5-methoxy-2-aminoindan (“MEAI”) and methods for their use in treatment of depression.

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

Medigus Product Development Agreement

On February 8, 2022, we entered into a subscription agreement with Medigus Ltd., or Medigus, for a private placement pursuant to which we raised approximately $1.25 million, or the Medigus Agreement. On June 29, 2022, we entered into an amendment to the Medigus Agreement, or the Medigus Amendment. In addition, and pursuant to the Medigus Agreement, we are exploring the possibility of entering into a joint venture with Medigus for the purpose of developing our proprietary MEAI product candidate as a novel food product. A “novel food product” is a product that has never been used as food or that does not have a significant history of consumption or is produced by a method that has not previously been used for food. If we pursue the joint venture, it is contemplated that Medigus will assist us in obtaining regulatory approvals to enable us to sell our products in certain targeted countries in Eastern Europe and the Pacific region of Asia. We have not entered into any binding agreements with Medigus with respect to the joint venture company. However, it is contemplated that all intellectual property conceived or created under the joint venture will remain the property of the joint venture company. In addition, it is contemplated that Medigus will be entitled to 10% of the initial equity under the joint venture, but in the event that additional investors join the joint venture, their equity stake and ours could be diluted. Due to the fact that no binding agreements are in place with Medigus, we cannot be sure that the joint venture will proceed as currently contemplated, or at all. In addition, we cannot be certain that the laws in any of the jurisdictions where our joint venture with Medigus may pursue commercial sales of MEAI will allow the sale of MEAI as a novel food product.

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

If regulatory approval of a product is granted, such approval will be granted for particular indications and may contain limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

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

Post-approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

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

Under the above-described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

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

The MOH Clinical Trials Department is authorized to examine and grant approvals to clinical trials with human participants, in accordance with all the terms& conditions specified in the applicable legislation/regulations and supervise their actual performance.

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

Controlled Substance Status in the U.S., Canada and Israel

In the U.S., MEAI has not been officially evaluated for its status as a controlled substance. It is currently unknown how it will be scheduled by the FDA, and it is not currently found in Schedule II of the US Schedules of Controlled Substances. However, if the molecule is considered to be similar to amphetamines or other control substances, then it may fall under this schedule as a stimulant, under which you will find amphetamine or other control substances listed. Unless specifically excepted or unless listed in another schedule, any material, compound, mixture, or preparation which contains any quantity of the following substances having a stimulant effect on the central nervous system are in this schedule: amphetamine, its salts, optical isomers, and salts of its optical isomers. This molecule also does not exist on the U.S. Toxic Substances Control Act Chemical Substance Inventory List.

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

In addition, certain federal, state and foreign laws, such as the GDPR, govern the privacy and security of personal data, including health-related data in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the CCPA, which went into effect on January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Further, the CPRA was recently voted into law by California residents. The CPRA significantly amends the CCPA and imposes additional data protection obligations on covered companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also creates a new California data protection agency specifically tasked to implement and enforce the CCPA and the CPRA, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The substantive requirements for businesses subject to the CPRA went into effect on January 1, 2023 and became enforceable on July 1, 2023.

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

Employees

As of November 1, 2023, our senior management team is comprised of Adi Zuloff Shani (Chief Executive Officer), Mark Haden (Vice President of Business Development), and Alan Rootenberg (Chief Financial Officer). Beyond our senior management team, we have one additional part-time employee and we engage with various consultants and service provides from time to time, including outsourced research and development providers. All of our employees are located in Israel and Canada. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

C. Organizational Structure

We currently have two (2), wholly-owned subsidiaries, Clearmindmed Ltd., a company incorporated in the State of Israel, and Clearmind Labs Corp. (inactive), incorporated in Canada.

D. Property, Plant and Equipment

On July 1, 2021, the we entered into a lease agreement (“2021 Lease”) with Scisparc Ltd, a related party (“Scisparc”) and a third party for a total area of approximately 240m2, of which the Company occupies approximately 120m2 for the Company’s offices, in Tel Aviv, Israel. The Company, Scisparc and the third party had an option to extend the 2021 Lease for an additional three-year period. The Company’s base rent was ILS11,000 per month ($3,080) during the term of the 2021 Lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 20%. On December 31, 2021, the third party elected to leave the office space, and a new lease agreement was signed with the Company and Scisparc. As a result, the Company’s base rent was increased to ILS 18,200 per month ($5,094).

The lease expired on June 30, 2023. As of October 31, 2023 the Company and SciSparc were in the process of negotiating the terms of a new lease contract. On December 25, 2023, the rental agreement was renewed for a further 18 months. The Company’s base rent was increased to ILS 23,300 per month ($6,500). See Note 6b.

As of October 31, 2023, the Company has a pledge on its short-term deposit in favor of an Israeli bank in the amount of approximately $33 thousand to secure the Company’s lease commitment.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CLEARMIND MEDICINE INC.

(Expressed in United States Dollars)

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

Overview

We are a clinical pharmaceutical company that develops novel psychedelic medicines to solve widespread, yet under-served, health problems. Our goal is to develop and provide a new type of treatment for mental health disorders, including AUD, binge drinking and obesity and metabolic disorder, where there is significant unmet need and lack of innovation. We see psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. We believe that our solution for AUD can help solve one of the world’s biggest health problems, which costs the United States alone $250 billion each year.

We have experienced net losses in every period since our inception in 2017. We incurred net losses of $8,620,837, $6,894,868 and $2,725,288 for the years ended October 31, 2023, 2022 and 2021, respectively. As of October 31, 2023, we had an accumulated deficit of $18,768,063. We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our research and development activities and as we hire additional employees over the coming years. Furthermore, we expect to incur additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses.

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

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as manufacturing, consulting, research and advisory services;

●	supply and development costs; and

●	costs associated with regulatory compliance.

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

Year Ended October 31, 2023 Compared to Year Ended October 31, 2022

Research and development expenses

Research and development expenses for the year ended October 31, 2023, amounted to $1,544,229, representing a decrease of $1,536,762, or 50%, compared to $3,080,991 for the year ended October 31, 2022. The decrease resulted mainly from decrease in in pre-clinical studies expenses related to our new business of researching and developing designer therapeutics of $1,221,795.

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

In March 2023, we announced that we had submitted an IND application with the FDA, requesting approval to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. Subsequently, in May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine.

The CM-CMND-001 clinical trial is designed to be a double blind, placebo controlled, multinational, multi-center, Phase I/IIa single- and multiple-dose tolerability, safety and pharmacokinetic study in healthy volunteers and AUD subjects. Upon completion of the Phase I/IIa studies, if successful, we will be required to conduct additional clinical trials subject to securing additional financing.

Additionally, the Company entered into research agreements with scientists from several universities in Israel; three Agreements with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, with two out of them already completed.

In addition, the Company recently completed a serious of research programs, with Professor Joseph Tam from the Hebrew University through Yissum for the research of MEAI on food intake, metabolic and activity profiles. Following the completion of the research program, we and Yissum obtained a jointly owned patent in for which we entered into a license Agreement in December 2022 in connection with the patent for the use of MEAI in methods for methods for treating metabolic syndrome titled “use of 5-METHOXY-2-AMINOINDAN (“MEAI”) in methods for treating metabolic syndrome”.

Also, a research agreement signed with BIRAD, Bar Ilan University Research and Development Company, in Ramat Gan, Israel, for the research of the safety, efficacy and other characteristics of MEAI as completed under the leadership of Professor Gal Yadid was also completed. Following the completion of the research program, we and BIRAD obtained a jointly owned patent in May 2022, for the use of MEAI for the Treatment of Cocaine Addiction titled “Use of 5-METHOXY-2-AMINOINDAN (“MEAI”) in methods for treating cocaine addiction”

In addition, we have expended our IP portfolio that now includes fifteen utility patent families including patents and applications having method of use and composition of matter claims.

General and administrative expenses

General and administrative expenses for the year ended October 31, 2023, amount to $4,759,205, representing an increase of $1,588,765, or 50%, compared to $3,170,440 for the year ended October 31, 2022. The increase resulted primarily from increase in professional fees of $1,116,924, increase in investor relations of $1,092,864, and an increase in directors and officers insurance of $214,522, offset by a decrease in share-based compensation expense of $702,607.

Net loss and comprehensive loss

Net loss for the year ended October 31, 2023, amounted to $8,620,837 representing an increase of $1,725,969, or 25%, compared to $6,894,868 for the year ended October 31, 2022. The increase is as a result of an increase in general and administrative expenses and an increase in the warrant liability.

Year Ended October 31, 2022 Compared to Year Ended October 31, 2021

Research and development expenses

Research and development expenses for the year ended October 31, 2022, amounted to $3,080,991, representing an increase of $2,607,339, or 550%, compared to $473,652 for the year ended October 31, 2021. The increase resulted mainly from increase in share-based compensation expense of $213,299 and an increase in pre-clinical studies expenses related to our new business of researching and developing designer therapeutics.

General and administrative expenses

General and administrative expenses for the year ended October 31, 2022, amount to $3,170,440 representing an increase of $950,695, or 43%, compared to $2,219,745 for the year ended October 31, 2021. The increase resulted from increase in professional and consulting fees of $283,950, increase in share-based compensation expense of $326,385 and increase in investor relations of $358,400.

Net loss and comprehensive loss

Net loss for the year ended October 31, 2022, amounted to $6,894,868 representing an increase of $4,169,580, or 153%, compared to $2,725,288 for the year ended October 31, 2021. The increase resulted mainly from increased research and development expenses and general and administrative expenses as discussed above.

B. Liquidity and Capital Resources

As of October 31, 2023, the Company had cash and cash equivalents on hand of $5,427,739 and a positive working capital of $824,760, compared to $128,777 and negative working capital of $1,497,720 as of October 31, 2022, respectively.

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

As of October 31, 2023, the Company had accounts payable and accrued liabilities of $617,004. In November 2022, April 2023, September 2023 and January 2024, we completed public offerings of our common shares and warrants to purchase our common shares for gross proceeds of $7.5 million, $3.5 million, $2.25 million and $2.4 million, respectively. These funds will be used to fund the Company in the near term.

We have financed our operations for the last year primarily from our issuance of Common Shares and warrants.

Since the Company announced its Change of Business on May 25, 2021, we raised an aggregate of $19.6 million net of issuance costs. As of October 31, 2023, we had $ 5,427,739 in cash.

The table below shows a summary of our cashflows for the periods indicated:

	Year Ended October 31,
	2023	2022	2021
	USD in thousands
Net cash used in operating activities	(6,301)	(3,724)	(2,077)
Net cash used in investing activities	(26)	(6)	(184)
Net cash provided by financing activities	11,664	512	5,389
Effect of foreign exchange on cash	(38)	(23)	-
Net increase (decrease) in cash	5,299	(3,241)	3,128

Year Ended October 31, 2023 Compared to Year Ended October 31, 2022

Net cash used in operating activities

Net cash used in operating activities for the year ended October 31, 2023, amounted to $6,301,472 representing an increase of $2,576,798, or 69%, compared to $3,724,494 for the year ended October 31, 2022. This increase was mainly due to decrease in accounts payable and accrued liabilities.

Net cash used in investing activities

Net cash used in investing activities for the year ended October 31, 2023, amounted to $26,228 representing an increase of $20,665, or 371%, compared to $5,563 for the year ended October 31, 2022. This increase was mainly due to change in restricted cash (office rental security deposit).

Net cash provided by financing activities

Net cash provided by financing activities for the year ended October 31, 2023, amounted to $11,664,396 representing an increase of $11,152,708, or 2,179%, compared to $511,688 for the year ended October 31, 2022. This increase was due to November 2022 Public Offering, April 2023 Public Offering and September 2023 Public Offering.

Year Ended October 31, 2022 Compared to Year Ended October 31, 2021

Net cash used in operating activities

Net cash used in operating activities for the year ended October 31, 2022, amounted to $3,724,494 representing an increase of $1,647,398, or 79%, compared to $2,077,096 for the year ended October 31, 2021. This increase was mainly due to hiring additional employees and engaging consultants in connection with our new business of researching and developing designer therapeutics.

Net cash used in investing activities

Net cash used in investing activities for the year ended October 31, 2022, amounted to $5,563 representing a decrease of $178,472, or 97%, compared to $184,035 for the year ended October 31, 2021. This decrease was mainly due to an assignment agreement whereby the Company acquired patents and patent applications to be used in pre-clinical drug research programs and due to a payment related to exploration and evaluation activity in 2021.

Net cash provided by financing activities

Net cash provided by financing activities for the year ended October 31, 2022, amounted to $511,688 representing a decrease of $4,877,582, or 91%, compared to $5,389,270 for the year ended October 31, 2021. This decrease was due to increase in share capital issuance relating the Company’s change of business in 2021.

We have incurred losses and cash flow deficits from operations since inception, resulting in an accumulated deficit as of October 31, 2023 of $18,768,063. We anticipate that we will continue to incur net losses for the foreseeable future. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended October 31, 2023 to the year ended October 31, 2022— Research and Development Expenses.”

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

E. Critical Accounting Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of the consolidated financial statements requires management to make estimates and assumptions for the reported amounts of assets, liabilities, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 to the audited consolidated financial statements for the year ended October 31, 2023 appearing elsewhere in this Annual Report on Form 20-F, management believes the following discussion addresses our most critical accounting policies, which are those that are most important to the financial condition and results of operations and require our most difficult, subjective and complex judgments.

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

Volatility - The expected volatility is based on similar companies traded on North American exchanges.

Risk free interest rate - The risk free interest rate is based on the government money Canada marketable bonds, in accordance with the option’s contractual term.

Contractual term - An option’s contractual term must at least include the Vesting Period and the employees’ historical exercise and post-vesting employment termination behavior for similar grants. If the amount of past exercise data is limited, that data may not represent a sufficiently large sample on which to base a robust conclusion on expected exercise behavior.

Share price - The share price is determined according to the last known or above closing price of our common shares at the grant date.

 Warrant Liability

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the Black and Scholes and binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company's shares, the expected life of the warrants and the probability of any future adjustment event.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption which requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions raise substantial doubt upon the Company’s ability to continue as a going concern.

Recently Issued Accounting Pronouncements

Accounting Standards Issued But Not Yet Effective

i)	Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

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

’Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

The Company early adopted the narrow-scope amendment to IAS 1 on January 1, 2019, with no effect to the Company’s financial statements.

ii)	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments are applied for annual periods beginning on or after January 1, 2023.

iii)	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures - Supplier Finance Arrangements

The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

The amendments, which contain specific transition reliefs for the first annual reporting period in which an entity applies the amendments, are applicable for annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted.

Recent Offerings

On November 14, 2022, the Company completed an underwritten public offering of 38,462 common shares at a price to the public of US$195.00 per share, for aggregate gross proceeds of US$7.5 million, prior to deducting underwriting discounts and offering expenses. The offering closed on November 17, 2022.

In addition, the Company granted Aegis Capital Corp., or Aegis, who acted as the underwriters for the deal, a 45-day option to purchase up to 5,769 additional common shares, equal to 15% of the number of common shares sold in the offering solely to cover over-allotments, if any (“Over-Allotment”). The public purchase price per additional common share would have been $195.00 per share. The Over-Allotment was not exercised.

Aegis received 1,923 underwriter warrants, each such warrant entitling the agents to receive one common share upon payment of $243.75 per share, exercisable six months after the commencement of sales of this offering and expiring on a date which is no more than five years after the commencement of sales of the offering. The fair value for underwriter warrants total of $337,579 and have been credited to the Share-based payment reserve.

a.	On April 4, 2023, we entered into a definitive placement agent agreement, or the April 2023 Placement Agent Agreement, with Aegis, or the Placement Agent, pursuant to which the Placement Agent acted as our placement agent in connection with the issuance and sale in a public offering on a reasonable best efforts basis, or the April 2023 Public Offering, of (i) 103,249 Common Shares, (ii) 46,942 pre-funded warrants to purchase 46,942 Common Shares and (iii) 150,191 warrants to purchase 150,191 Common Shares. The pre-funded warrants are immediately exercisable at an exercise price of $23.40 per Common Share and will not expire until exercised in full. The common warrants have an exercise price of $1.0777 per Common Share (after giving effect to adjustments and subject to further adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. These warrants include a cashless exercise provision and repricing provisions, under certain circumstances.

The gross proceeds to us from the April 2023 Public Offering were approximately $3.5 million before deducting estimated offering expenses payable by us. As of the date hereof, the pre-funded warrants have been exercised in full and warrants were exercised to purchase 771,954 Common Shares issued in the April 2023 Public Offering, resulting in gross proceeds of $2.7 million to us.

b.	On September 14, 2023, we entered into a definitive placement agent agreement, or the September 2023 Placement Agent Agreement, with the Placement Agent pursuant to which the Placement Agent acted as our placement agent in connection with the issuance and sale in a public offering on a reasonable best efforts basis, or the September 2023 Public Offering, of (i) 225,833 Common Shares, (ii) 24,166 pre-funded warrants to purchase 24,166 Common Shares and (iii) 250,000 warrants to purchase 250,000 Common Shares. The pre-funded warrants are immediately exercisable at an exercise price of $0.03 per Common Share and will not expire until exercised in full. The common warrants have an exercise price of $1.0777 per Common Share (after giving effect to adjustments and subject to further adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. These warrants include a cashless exercise provision and repricing provisions, under certain circumstances.

The gross proceeds to us from the September 2023 Public Offering were approximately $2.25 million before deducting estimated offering expenses payable by us. As of the date hereof, the pre-funded warrants have been exercised in full and warrants were exercise to purchase 409,667 Common Shares issued in the September 2023 Public Offering, resulting in gross proceeds of $1.3 million to us.

c.	On January 11, 2024, we entered into a definitive securities purchase agreement, or the January 2024 Securities Purchase Agreement, with investors in connection with the issuance and sale in a registered direct offering and concurrent private placement, or the January 2024 Offering, of (i) 1,468,000 Common Shares, (ii) 32,000 pre-funded warrants to purchase 32,000 Common Shares and (iii) 1,500,000 unregistered common warrants to purchase 1,500,000 Common Shares. The pre-funded warrants are immediately exercisable at an exercise price of $0.0001 per Common Share and will not expire until exercised in full. The unregistered common warrants have an exercise price of $1.60 per Common Share (after giving effect to adjustments and subject to further adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. These warrants include a cashless exercise provision and repricing provisions, under certain circumstances.

The gross proceeds to us from the January 2024 Offering were approximately $2.4 million before deducting estimated offering expenses payable by us. As of the date hereof, the pre-funded warrants have been exercised.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of October 31, 2023

Name	Age	Position
Dr. Adi Zuloff-Shani	56	Chief Executive Officer
Alan Rootenberg	71	Chief Financial Officer
Prof. Mark Haden	70	Vice President of Business Development
Amitay Weiss	62	Chairman of the Board of Directors
Yehonatan Shachar	33	Director
Oz Adler	38	Director
Asaf Itzhaik	52	Director

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

Alan Rootenberg, Chief Financial Officer

Mr. Alan Rootenberg has served as our Chief Financial Officer since June 14, 2022. Mr. Rootenberg also served as our Director from April 15, 2020 until December 2022. Mr. Rootenberg has served as the Chief Financial Officer of Alpha Gold North Inc. since August 2021. In addition, Mr. Rootenberg has served as the Chief Financial Officer of BioHarvest Sciences, Inc. (CSE: BHSC) since November 2018 and has served as the Chief Financial Officer of Eco (Atlantic) Oil & Gas Ltd. (TSXV: EOG) since November 2011 and a public company, Anteros Metals Inc. These companies include mineral exploration, mining, technology and nutraceutical products. He also serves as a director of a publicly traded company, A2Z Smart Technologies Corp. (TSXV: AZ). Mr. Rootenberg has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his CPA designation in Ontario, Canada.

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

Amitay Weiss, Director

Mr. Amitay Weiss has served Chairman of our Board of Directors since August 19, 2019. Mr. Weiss has served as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of ParaZero Technologies Ltd. (Nasdaq: PRZO) since August 2023 and as a member of its board since February 2022, chairman of the board of directors of Infimer Ltd. (TASE:INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE:GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, Perihelion Capital Ltd (PCL.P:CVE) since June 2021, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015 and as a member of the board of directors and chief executive officer of SciSparc Ltd. (previously Therapix Biosciences Ltd.) (OTC:SPRCY) since August 2020. He previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE:VALU) from April 2016 to February 2021, Matomy Media Group Ltd. (LSE:MTMY, TASE:MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company, and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, M.B.A. in business administration and LL.B. from Ono Academic College, Israel.

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

Oz Adler, Director

Mr. Oz Adler has served as our Director since September 2021. Mr. Adler currently serves as the chief executive officer and chief financial officer of SciSparc Ltd. From December 2020 to April 2021, Mr. Adler served as the chief financial officer of Medigus Ltd. Mr. Adler also worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global between December 2012 and August 2017. Additionally, Mr. Adler currently serves on the board of directors of numerous private and publicly traded companies, including Rail Vision Ltd (NASDAQ:RVSN), Clearmind Medicine Inc. (CSE: CMND) (OTC: CMNDF) (FSE:CWY), Chairman of Jeffs’ Brands Ltd and various private companies. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

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

Prof. Christian Schültz, MD, PhD, is an Associate Professor at the Department of Psychiatry in University of British Columbia’s Faculty of Medicine, and focuses his work on clinical interventions and health service in substance use disorders and dual diagnoses (mental and substance use disorders), as well as neurobiological and neurocognitive aspects of impulsive decision-making. His main research focuses on understanding mechanisms of relapse and impulsive decision-making to improve treatment of addiction and concurrent disorders.

Prof. Wim van den Brink MD, PhD, received his medical degree from the Free University in Amsterdam. He received his PhD degree from the State University of Groningen. Since 1992, he has served as a professor of Addiction Psychiatry at the Academic Medical Center of the University of Amsterdam. In 2014 he received the lifetime achievement award for science from the Netherlands Association of Psychiatry and in 2015 he was granted the status of honorable member of the Spanish Society for Dual disorders. In 2017 he received the European Addiction Research Award from the European Federation of Addiction Societies (EUFAS) and in 2020 he became a Doctor et Professor Honoris Causa at the Eötvös Loránd University in Budapest, Hungary. Until recently, he was an associate editor of Drug and Alcohol Dependence and chief editor of European Addiction Research. He has been the chair of the Workgroups that developed the Dutch Treatment Guidelines on Alcohol Use Disorders, Opiate Addiction and Drugs other than opioids. He is one of the founders and president of the International Collaboration of ADHD and Substance Abuse (ICASA).

Prof. Gabriele Fischer MD, PhD, completed her residency in psychiatry at Washington University and at the Medical University Vienna, where she serves at head of the Addiction clinic. For many decades she has worked as a consultant for the United Nations Office on Drugs and Crime, WHO and other international organizations, in addition to her duty as member of the scientific board of European monitoring center for drug & drug addiction. Prof. Fischer’s research is in the field of neuropsychopharmacology, with a focus on human rights and gender issues.

Prof., John Krystal is the Robert L. McNeil, MD, Jr., Professor of Translational Research, as well as a Professor of Psychiatry, Neuroscience, and Psychology and Chair of the Department of Psychiatry at the Yale University. He is also Chief of Psychiatry and Behavioral Health at Yale-New Haven Hospital. He is a graduate of the University of Chicago, Yale University School of Medicine, and the Yale Psychiatry Residency Training Program. He has researched extensively on the neurobiology and treatment of schizophrenia, alcoholism, PTSD, and depression. Notably, his laboratory discovered the rapid antidepressant effects of ketamine in humans. He is the Director of the National Institute on Alcohol Abuse and Alcoholism (NIAAA) Center for the Translational Neuroscience of Alcoholism and the Clinical Neuroscience Division of the VA National Center for PTSD. Dr. Krystal is a member of the U.S. National Academy of Medicine and a Fellow of the American Association for the Advancement of Science. Currently, he is co-director of the Neuroscience Forum of the U.S. National Academies of Sciences, Engineering, and Medicine; and editor of the scientific journal Biological Psychiatry (IF=12.1). He has chaired the National Institute of Mental Health (NIMH) Board of Scientific Counselors and served on the national advisory councils for both NIMH and NIAAA.

Prof. Yossi Tam, DMD, PhD, received his B.Med.Sc., M.Sc., Ph.D. and D.M.D. from the Hebrew University of Jerusalem. He did his postdoctoral training at the National Institutes of Health (NIH), and in 2014 he moved to the Hebrew University to head the Obesity and Metabolism Laboratory at the Institute for Drug Research, where he focuses on targeting the endocannabinoid system for Obesity, Diabetes and the metabolic syndrome. Prof. Tam won major national and international grants (ERC, ISF, JDRF, BARD, GIF, EFSD, FPWR, TOS). He authored over 80 peer-reviewed papers in leading journals (such as Science, Nature Medicine, Cell Metabolism, JCI, PNAS, Hepatology, Gastroenterology, Molecular Metabolism, to name a few), and three book chapters, with 5,412 citations yielding an H-index of 36. In addition, Prof. Tam co-invented 14 patents that were commercialized to different pharmaceutical companies for further clinical development and testing. Prof. Tam also serves as the Director of the Hebrew University’s Multidisciplinary Center for Cannabinoid Research and a Scientific Advisory Board Member of several biotech companies, which develop a portfolio of non-psychoactive cannabinoid-modulating medicines for unmet market needs. Prof. Tam’s research projects over the past twenty years has crossed subjects, disciplines and methodologies, yet the main research interests remain focused on the different pathophysiological aspects of the endocannabinoid system. Having a clinical background with basic science training, he has always been interested in how science can directly improve people’s everyday lives. Thus, he has strived unceasingly to integrate his clinical curiosity and experimental knowledge, in order to deepen the understanding of clinically relevant research questions.

Fatima Cody Stanford, MD, MPH, MPA, is currently associated with Massachusetts General Hospital and is an Associate Professor of Medicine and Pediatrics at Harvard Medical School, where she serves as an educator, researcher, and policy maker. Her extensive academic background includes a Bachelor of Science and Master of Public Health from Emory University, a MD from the Medical College of Georgia School of Medicine, a Masters of Public Administration from the Harvard Kennedy School of Government and a MBA from the Quantic School of Business and Technology. Dr. Stanford completed her Obesity Medicine & Nutrition Fellowship at Massachusetts General Hospital and Harvard Medical School, further enhancing her expertise in the field. With a career dedicated to bridging the gaps between medicine, public health, and policy, Dr. Stanford has become a sought-after expert in obesity medicine, both nationally and internationally.

Prof. Henry R. Kranzler, MD, PhD, is the Benjamin Rush Professor of Psychiatry, and Director of the Center for Studies of Addiction, at the University of Pennsylvania’s Perelman School of Medicine. His research focuses on the genetics and pharmacological treatment of substance dependence, with emphasis on precision addiction medicine. His research has been continuously supported since 1987 by grants from the National Institutes of Health. Professor Kranzler has authored or co-authored more than 600 journal articles, book chapters, and books, is a member of the editorial board of three peer-review journals as well as the editor of Alcohol: Clinical and Experimental Research. His work currently focuses on the molecular genetics of substance dependence and the personalized treatment of alcohol, opioid, and nicotine use disorders using a pharmacogenetic approach.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7.B. Related Party Transactions” for additional information.

Diversity of the Board of Directors

Board Diversity Matrix (As of January 29, 2024)

Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended October 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in United States dollars. Amounts paid in NIS are translated into United States dollars at the rate of NIS 3.6424= USD$1.00 for the year ended October 31, 2023 and NIS 3.2975 = USD$1.00 for the year ended October 31, 2022, based on the average representative rate of exchange between the NIS and the Unites States dollars as reported by the Bank of Israel.

	For the year ended October 31,
	2023	2022
Compensation of key management personnel of the Company:
CEO management fees	$284,194	$190,972
Share-based payment to CEO	125,695	266,624
CFO management fees	90,278	116,765
Share-based payment to CFO	2,824	287,017
Vice President of Business Development consulting fees	35,594	35,167
Share-based payment to Vice President of Business Development	(3,711)	5,684

Other related party transactions:
Directors’ fees	76,246	124,746
Share-based payment to Directors	11,038	43,485
Chairman management fees	106,015	17,584
Share-based payment to Chairman	110,943	204,223
Other officer	-	125,564
Share-based payment to Other officer	-	9,238
All directors and officers as a group	$839,116	$1,427,069

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

As of October 31, 2023, options to purchase 5,588 Common Shares were granted to our directors and executive officers under our Omnibus Equity Incentive Plan, or the Omnibus Plan. The options have at a weighted average exercise price of $434.81 per share. The following table sets forth information regarding options granted to our executive officers and directors during the year ended October 31, 2023 that are outstanding as of the date of this filing:

			Weighted Average
			Options
Name	Grant Date	Stock Options	Exercise Price (USD)	Expiration Date
Adi Zuloff Shani	May - July 2021	1,334	$715.50	May - July 2026
	February 1, 2022	333	$504.00	February 1, 2032
Amitay Weiss	May 26, 2021	67	$675.00	May 26, 2026
	February 1, 2022	1,044	$720.00	February 1, 2032
Yonatan Shachar	May 26, 2021	67	$675.00	May 26, 2026
Oz Adler	October 22, 2021	67	$702.00	October 22, 2026
	February 1, 2022	67	$504.00	February 1, 2032
Mark Haden	May 2, 2021	66	$675.00	May 2, 2026
	February 1, 2022	67	$504.00	February 1, 2032
Alan Rootenberg	May 26, 2021	67	$675.00	May 26, 2026

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

Equity-Based Compensation

Our directors, officers, employees and consultants are eligible under our Omnibus Plan to receive grants of stock options. The Omnibus Plan is an important part of our long-term incentive strategy for its officers and directors, permitting them to participate in appreciation of the market value of the Common Shares over a stated period of time. The Omnibus Plan is intended to reinforce commitment to long-term growth in profitability and shareholder value.

The Board believes that the Omnibus Plan aligns the interests of our executive officers and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Common Shares.

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

Option-based Awards

Pursuant to the Omnibus Plan, an option exercise price cannot be less than the closing price of the Common Shares on the Exchange on the last trading day preceding the option grant. The purchase price for the Common Shares under each option shall be determined by the Compensation Committee. The maximum term is ten (10) years. There are no specific vesting provisions under the Omnibus Plan. Options are non-assignable and non-transferable other than by will or by the laws of descent and distribution. As at the date hereof, there are 5,521 stock options outstanding under the Omnibus Plan, which represents approximately 0.88% of the Common Shares reserved for issuance under the Omnibus Plan. Please see “Item 6.A. Directors, Senior Management and Employees – Share Ownership – Omnibus Equity Incentive Plan” below, for a summary of the Omnibus Plan.

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

Differences between the BCBCA (“Canadian law”) and Nasdaq Requirements

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Omnibus Equity Incentive Plan

Our Omnibus Equity Incentive Plan, or the Omnibus Plan, was previously approved by the shareholders at our annual and special meeting on November 14, 2023. Pursuant to the Omnibus Plan, we are authorized to grant options or restricted share units (“RSUs” and together with “Options”, “Awards” or “Stock Awards”) to officers, directors, employees and consultants enabling them to acquire up to 20% of our issued and outstanding Common Shares (including Stock Awards under previous plans). The Awards can be granted for a maximum of 10 years and vest as determined by the Board. The Omnibus Plan replaces our Company’s previous plan. All Stock Awards will be issued under the Omnibus Plan.

Pursuant to the policies of the CSE, we are required to obtain shareholder approval of the Option Plan every three years because the Option Plan is a rolling maximum option plan whereby the maximum number of Common Shares that may be reserved for issuance and which can be purchased upon the exercise of all options granted under the Option Plan is fixed at 20% of the outstanding Common Shares from time to time. The next shareholder approval must be obtained prior to November 14, 2026.

Summary of the Omnibus Plan

Pursuant to the Omnibus Plan, the Board may grant Awards to eligible persons as determined by the Omnibus Plan. The aggregate number of Common Shares which may be made available for issuance under the Omnibus Plan will not exceed with respect to the number of Common Shares issuable pursuant to all Awards, 20% of the total number of issued and outstanding Common Shares from time to time.

The purpose of the Omnibus Plan is to advance the interests of the Company and its subsidiaries by (i) promoting a significant alignment between directors, officers, employees and consultants of the Company and its subsidiaries (“Awardees”) and the growth objectives of the Company; (ii) associating a portion of Awardees’ compensation with the performance of the Company over the long term; and (iii) attracting, motivating and retaining the critical Awardees to drive the business success of the Company.

The following is a summary of the principal terms of the Omnibus Plan, which is qualified in its entirety by reference to the text of the Omnibus Plan:

●	The aggregate number of Common Shares issuable pursuant to all Awards shall not exceed 20% of the issued and outstanding Common Shares at the time of granting Awards (on a non-diluted basis).

●	Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable upon issuance of Awards granted under the Omnibus Plan, and any exercises of Options, or settlements of Awards other than Options, will make new grants of Options available under the Omnibus Plan, effectively resulting in a re-loading of the number of Options available to grant under the Omnibus Plan. If any Awards granted expire or terminate for any reason without having been exercised or settled in full, as applicable, the unissued shares subject thereto shall again be available for the purposes of the Omnibus Plan.

●	Subject to the provisions of the Omnibus Plan and rules of the CSE, the Board or its delegate shall have authority to interpret the Omnibus Plan and all Award agreements entered into in connection with the grant of Awards under the Omnibus Plan, to define the terms used in the Omnibus Plan and in all Award agreements entered into thereunder, to prescribe, amend and rescind the terms of the Omnibus Plan and to make all other determinations necessary or advisable for the administration of the Omnibus Plan.

●	The price per share at which any Common Share which is the subject of an Option may be purchased (the “Option Exercise Price”) will be established by the Board or its delegate, subject to the rules of the regulatory authorities having jurisdiction over the securities of the Company, provided that the Option Exercise Price shall not be less than the greater of the closing market prices of the underlying securities on (a) the trading day prior to the date of grant of the stock options, and (b) the date of grant of the stock options (all as more particularly described in the policies of the CSE). The term of each Option will be fixed by the Board or its delegate but may not exceed 10 years from the date of the grant.

●	Options granted pursuant to the Omnibus Plan shall be exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Board or its delegate shall in each instance approve, which need not be the same for each grant or for each Awardee. Without limiting the foregoing, the Board or its delegate may permit the exercise of an Option through either a cashless exercise mechanism or net exercise mechanism pursuant to the terms of the Omnibus Plan and subject to the rules of the CSE.

●	Awards may be granted to Awardees as compensation for employment or consulting services or services as a director or officer and may entitle Awardees to receive, for no additional cash consideration, Common Shares upon specific time or other vesting conditions being met as determined by the Board or its delegate. The value of Awards is influenced by the fair market value of the underlying Common Shares, as determined by the Board or its delegate, pursuant to the terms of the Omnibus Plan.

●	If the expiry date, redemption date, or settlement date, as applicable, of any Award, would otherwise occur in a blackout period, the expiry date shall be extended to the tenth business day following the last day of the blackout period, where “blackout period” means a period of time during which the Company prohibits Awardees from exercising, redeeming or settling their Awards, due to applicable law or policies of the Company.

●	The maximum number of Common Shares which may be issued to any one Awardee, who is a Related Party (as such term is defined in the Omnibus Plan) may not exceed: (a) within any 12-month period under the Omnibus Plan is 5% of the number of Common Shares outstanding (on a fully-diluted basis) from time to time; and (b) at any time under the Omnibus Plan is 5% of the Common Shares outstanding on a fully-diluted basis from time to time, in each case unless shareholder approval is obtained pursuant to the Regulatory Rules (as such term is defined in the Omnibus Plan).

●	The maximum number of Common Shares which may be issuable to all Investor Relations Service Providers (as defined in the Omnibus Plan) within any 12-month period under the Omnibus Plan shall not exceed 2% of the number of Common Shares outstanding.

●	The maximum number of Common Shares which may be issuable to all Related Persons at any time under the Omnibus Plan shall not exceed (a) 15% of the Common Shares outstanding on a fully-diluted basis from time to time; and (b) within any 12 month period under the Omnibus Plan 15% of the number of outstanding Common Shares on a fully-diluted basis from time to time, in each case unless shareholder approval is obtained pursuant to the Regulatory Rules (as such term is defined in the Omnibus Plan). As the aforementioned 15% threshold exceeds 10% then, in accordance with the requirements of the CSE and Canadian Securities Administrators National Instrument 45-106—Prospectus Exemptions, the Company must obtain approval of Shareholders excluding votes attached to Common Shares held by directors, officers or holders of at least ten percent (10%), and their Associates (as such term is defined in the Omnibus Plan) of the issued and outstanding Common Shares (collectively, the “Interested Shareholders”). This means that Interested Shareholders are not eligible to vote their securities in respect of the Omnibus Plan Resolutions. As such, an aggregate of 36,716 Common Shares will not be eligible to vote on the Omnibus Plan Resolutions.

●	No financial assistance or support agreement will be provided to any Awardee by the Company or any related entity of the Company to facilitate the purchase of Awards.

●	In the event of death, or disability, of an Awardee, unless otherwise determined by the Board or its delegate, (i) the executor or administrator of the Awardee’s estate may exercise any vested Options for a period until the earlier of the original expiry date and 12 months after the date of death, and any unvested Options shall terminate and become void on the date of death; and (ii) any unvested RSUs previously credited to the Awardee’s account will be cancelled, and vested RSUs will be paid to the Awardee’s estate, with any settlement or redemption to occur within 12 months following the termination date.

●	Except as may otherwise be provided in an Awardee’s employment agreement or as otherwise determined by the Board or its delegate, if an Awardee’s employment or other relationship with the Company is terminated for any reason other than death or disability, (i) each vested Option held by that Awardee will cease to be exercisable on the earlier of the original expiry date and 90 days after the termination date; and (ii) any RSUs held by the Awardee that have vested before the termination date will remain with the Awardee. In all cases, any unvested Options or RSUs held by the Awardee shall terminate and become void on the date of termination.

●	Unless otherwise determined by the Board or its delegate, where an Awardee is terminated for cause, any unvested Options or RSUs held by the Awardee will be immediately cancelled and forfeited to the Company for no consideration.

●	In the event of a change of control (as defined in the Omnibus Plan), unless otherwise provided in the Omnibus Plan or an Award agreement, the Board or its delegate may deal with any or all outstanding Awards (or any portion thereof) in the manner it deems fair and reasonable in the circumstances of the change of control, including but not limited to cancelling all outstanding awards with or without payment or accelerating vesting and/or expiry of outstanding Awards and/or cause all Awards or portions thereof to become exchanged for stock awards of another Company.

●	Unless restricted by law or CSE policies, the Board or its delegate may alter, amend, modify, suspend or terminate the Omnibus Plan or any Award in whole or in part without notice to, or approval from, Shareholders, including, but not limited to, for the purposes of:

●	making any amendments to the general vesting provisions of any Award;

●	making any amendments to the general term of any Award as permitted by the Omnibus Plan;

●	making any amendments to add covenants or obligations of the Company for the protection of Awardees;

●	making any amendments not inconsistent with the Omnibus Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

●	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

●	Shareholder approval is required to make the following amendments to the Omnibus Plan:

o	a reduction in the Option Exercise Price of a previously granted Option benefitting a Related Person or one of his/her/its Affiliates (unless done pursuant to Section 11.2 of the Omnibus Plan);

o	any amendment or modification which would increase the total number of Common Shares available for issuance under the Omnibus Plan; or

o	an increase to the limit on the number of Common Shares issued or issuable under the Omnibus Plan to Insiders of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary Common Shares as of October 31, 2023 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Common Shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Common Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem options and RSUs that are currently exercisable or exercisable within 60 days of October 31, 2023 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 607,337 Common Shares issued and outstanding as of October 31, 2023.

As of January 17, 2024, there were 51 holders of record of our Common Shares, out of which 4 holders of record had a registered address in the United States. We have also set forth below information known to us regarding any significant change in the percentage ownership of our Common Shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Common Shares listed below have sole investment and voting power with respect to such Common Shares.

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

Name of beneficial owner	Common Shares beneficially owned	Percentage of Common Shares beneficially owned
5% or Greater Shareholders
More Provident Fund (1)	3,333	*	%
SciSparc Ltd	7,692	*	%
Directors and Executive Officers
Yonatan Shachar	67	*	%
Amitay Weiss	1,111	*	%
Alan Rootenberg	67	*	%
Oz Adler	245	*	%
Adi Zuloff Shani	1,667	*	%
Mark Haden	133	*	%
All directors and executive officers as a group (6 persons)	3,290	*	%

*	Indicates beneficial ownership of less than 1% of the total Common Shares outstanding.

(1)	More Provident Fund is an Israeli company for which Lior Greenhouse holds investment and voting control over the entity. The address of More Provident Fund is Ben Gurion Road 2, Ramat Gan, 5257334, Israel.

Record Holders

As of January 17, 2024, there were 51 holders of record of our Common Shares, out of which 4 holders of record had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company as a subsequent date.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party.

Private Placements of our Securities

●	On April 16, 2021, we announced the closing of a private placement offering, or the April 2021 Offering, with certain investors, including one of our directors and our former Chief Financial Officer, for gross proceeds of CAD$1,500,000. We issued 11,111 Common Shares at a price of CAD$135.00 per Common Share. A finder’s fee equal to 7.5% of the gross proceeds was paid in connection with the April 2021 Offering with net proceeds to us being $1,387,500. The April 2021 Offering did not result in any new holders of 10% or more of the Common Shares.

●	On April 22, 2021, we announced the closing of a private placement warrant offering, or the Warrant Offering, with certain investors, including one of our directors and our former Chief Financial Officer, for gross proceeds of CAD$375,000. We issued 8,333 Warrants at a price of CAD$45.00 per Warrant. Each Warrant is exercisable into one Common Share of the Company at CAD$135.00 per Common Share until April 22, 2024. A finder’s fee equal to 7.9% of the gross proceeds was paid in connection with the Warrant Offering with net proceeds to us of CAD$345,500. The Warrant Offering did not result in any new holders of 10% or more of the Common Shares.

●	On June 22, 2021, we closed a private placement for gross proceeds of CAD$6,225,000, with certain investors, including one of our 5% holders. We issued 9,222 units of the Company at a price of C CAD$675.00 per unit for gross proceeds of CAD$6,225,000. Each unit consisted of one common share and one Common Share purchase warrant, with each such warrant entitling its holder to acquire one additional Common Share at an exercise price of CAD$1,125.00 per Warrant Share until December 22, 2022. We paid CAD$618,000 in finders’ fees relating to this private placement.

Cooperation Agreement with SciSparc Ltd.

On March 7, 2022, we entered into a cooperation agreement with SciSparc, pursuant to which we will explore with SciSparc the scientific and commercial potential for creating pharmaceutical solutions for several indications including CNS related indications. Under such agreement, the companies are exploring a combined molecule that the parties have created that is undergoing a joint pre-clinical study. To date, the collaboration has resulted in the filing of nine patent applications. To the extent the parties determine to proceed to a commercial cooperation, they will enter into a joint venture where the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture and the development of the molecule remains in a very early stage.

Adi Zuloff-Shani, our Chief Executive Officer, serves as SciSparc’s Chief Technologies Officer; Amitay Weiss, the Chairman of our Board of Directors, serves as the Chairman of the Board of Directors of SciSparc; and Oz Adler, one of our directors, serves as the Chief Executive Officer and Chief Financial Officer of SciSparc.

In June 2023, we announced that, as part of our ongoing collaboration with SciSparc, we entered into a research agreement with the Hebrew University of Jerusalem to evaluate our and SciSparc’s combination treatment for obesity and metabolic syndrome.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on the Nasdaq Capital Market, the Canadian Securities Exchange and the Frankfurt Stock Exchange.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions – Related Party Transactions” or elsewhere in this Annual Report.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entities and aggregated at a consolidated level. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. The Company has no long liabilities as of October 31, 2023, however we entered into an office lease agreement in Israel commits us to $6,500 per month until June 30, 2025. We remain reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and receivables. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables.

We restrict exposure to credit risk in the course of our operations by investing only in bank deposits.

Equity price risk

As we do not have material investments in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our Common Shares could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/USD currency exchange rates. As of October 31, 2023, the majority of our liquid assets are held in USD, and the majority of our expenses is denominated in U.S. dollars or ILS. Changes of both 5% and 10% in the NIS/USD and CAD/USD exchange rate would decrease/increase our loss for 2023 by less than 0.02% and 0.04%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of October 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In particular, we identified material weaknesses in internal control over financial reporting, as discussed below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of October 31, 2023 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of October 31, 2023, due to ineffective controls over period end financial reporting, which is considered as a “material weakness”.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

As previously disclosed in our Annual Report on Form 20-F for the year ended October 31, 2022, as of October 31, 2022, our internal control over financial reporting was ineffective due to the following material weaknesses: lack of segregation of duties within account processes, and systems, inadequate documentation to evidence the operation of controls, inconsistent procedures and approvals, lack of periodic user access reviews, lack of assessment of controls of financially significant vendors and insufficient written policies and procedures for accounting, IT and financial reporting and record keeping. In response to these material weaknesses, we implemented a remediation plan.

As part of such remediation plan, during the year ended October 31, 2023, we have implemented remediation efforts including independent review and approval of transactions and reconciliations in some processes by hiring personnel and segregating duties amongst the team. Management is also implementing processes to document and retain evidence to support reviews and reconciliations.

As the Company continues to improve its internal controls over financing, we are in final stages of engaging outside consultants, experts in the controls and procedures over financial reporting, and internally, we continue to review and improve these processes. In light of the remediation occurring, our internal controls are expected to be changed in the future, once the planned changes are finalized.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended October 31, 2023, we have implemented measures to remediate identified material weaknesses, as described above. Other than such measures, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

With the completion of our listing in the US, management continues to identify and improve our internal control over financial reporting, in the context of which we have identified material weaknesses in our internal control over financial reporting related to lack of segregation of duties within account processes, and systems, inadequate documentation to evidence the operation of controls, inconsistent procedures and approvals, lack of periodic user access reviews, lack of assessment of controls of financially significant vendors and insufficient written policies and procedures for accounting, IT and financial reporting and record keeping. Our management has concluded that, due to such material weakness, our disclosure controls and procedures were not effective as of October 31, 2023. As the Company continues to improve its internal controls over financing, we are in final stages of engaging outside consultants, experts in the controls and procedures over financial reporting, and internally, we continue to review and improve these processes. In light of the remediation occurring, our internal controls are expected to be changed in the future, once the planned changes are finalized.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Deloitte, has served as our principal independent registered public accounting firm for the year ended October 31, 2023.

The following table provides information regarding fees paid or to be paid by us to Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, an independent registered public accounting firm, for all services, including audit services, for the years ended October 31, 2023, and 2022:

	Year Ended October 31,
(USD)	2023	2022
Audit fees (1)	180,000	80,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	180,000	80,000

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

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

During the fiscal years ended October 31, 2021 and 2022, and in the subsequent interim periods through January 18, 2023, the date of resignation of Saturna Group, there were no disagreements with Saturna Group on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction, would have caused them to make reference to the subject matter of the disagreements in its report on the financial statements for such year. During the fiscal year ended October 31, 2022, and in the subsequent interim period through January 18, 2023, the date of resignation of Saturna Group, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K. Saturna Group provided us with a letter, dated January 29, 2024, addressed to the Commission stating that it agreed with the above disclosure.

Effective January 18, 2023, Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, was appointed as our new independent registered public accounting firm.

During the fiscal years ended October 31, 2021 and 2022, and the subsequent interim period prior to the engagement of Brightman Almagor Zohar & Co., we did not consult Brightman Almagor Zohar & Co. regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(v)) of Regulation S-K or a reportable event (as defined in Item 304(a)(1)(v)) of Regulation S-K.

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

Accordingly, we have elected to follow the provisions, rather than the Nasdaq Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Rules require that the quorum for purposes of any meeting of the holders of a listed Company’s common voting stock, as specified in the Company’s bylaws, be no less than 33 1/3% of the Company’s outstanding issued and outstanding share capital, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provides that a quorum of two or more shareholders holding at least 50% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. Our amended and restated articles of association provides that with the exception of directors elected by our Board and external directors, which will be elected by an annual or special meeting of our shareholders and shall hold office until the next annual meeting following one year from his or her election, or three (3) years period in case of external director, shareholders are entitled to appoint a director to the Company’s Board for each 10% of the Company’s outstanding share capital that they own and such appointment shall be for undefined period. Additional Board members are elected at our shareholder’s annual meetings and in such case they shall serve on the Board until the next annual general meeting (except for external directors which will serve for up to three terms, each term of three years’ period). In addition, our amended and restated articles allow our Board to appoint directors to fill vacancies and/or as an addition to the Board (subject to the maximum number of directors) to serve until the next annual general meeting. All of the elected directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office. The nominations for directors are made in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our Board consisting solely of independent directors, as required under the Nasdaq Rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association does not require that the independent members of our Board (or a Compensation Committee composed solely of independent members of our Board) determine an executive officer’s compensation, as is generally required under the Nasdaq Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our Board, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Directors, Senior Management and Employees—Board Practices—External Directors.” The definition of independent director under Nasdaq Rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the directors serving as external directors to satisfy the requirements to be independent under Nasdaq Rules. However, it is possible for a director to qualify as an ’‘external director’’ under the Companies Law without qualifying as an ’‘independent director’’ under the Nasdaq Rules, or vice-versa. Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Rules. Our Board has determined that Mr. Yossi Daskal, Oz Adler, and Mrs. Inbal Kreiss are “independent” for purposes of the Nasdaq Rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Stock Market Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the Compensation Committee, Board and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the Audit Committee, or the Compensation Committee, as the case may be, the Board and shareholders, as may be applicable, for specified transactions, rather than approval by the Audit Committee or other independent body of our Board as required under the Nasdaq Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on October 31, 2024.

ITEM 16K. CYBERSECURITY

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will only be applicable to the Company from the fiscal year ending on October 31, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1

Articles of Association of the Company, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the registrant’s registration statement on Form F-1, as amended, filed with the SEC on August 18, 2022 (File No. 333-265900)).

2.1*	Description of Securities.

4.1	Form of Underwriter’s Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.2	Form of Indemnification Agreement (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.3	Stock Option Plan (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.4	Subscription Agreement with Medigus Ltd. (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.5	SciSparc Cooperation Agreement (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.6	Amendment to Subscription Agreement with Medigus Ltd. (included as Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on September 20, 2022, and incorporated herein by reference).

4.7*#	Executive Officer Clawback Policy

4.8	Form of Placement Agent Agreement by and between the Company and Aegis Capital Corp (included as Exhibit 1.1 to our Report on Form 6-K as filed with the Securities Exchange Commission on April 6, 2023, and incorporated herein by reference).

4.9	Form of Common Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 30, 2023, and incorporated herein by reference).

4.10	Form of Pre-Funded Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 30, 2023, and incorporated herein by reference).

4.11	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 27, 2023, and incorporated herein by reference).

4.12	Form of Placement Agent Agreement by and between the Company and Aegis Capital Corp (included as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.13	Form of Common Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.14	Form of Pre-Funded Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.15	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

8.1	List of Subsidiaries (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on February 3, 2023, and incorporated herein by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, independent registered public accounting firm.

15.2*	Consent of Saturna Group Chartered Professional Accountants LLP

16.1*	Letter from Saturna Group Chartered Professional Accountants LLP, dated January 29, 2024.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

CLEARMIND MEDICINE INC.

Date: January 29, 2024	By:	/s/ Dr. Adi Zuloff-Shani
Dr. Adi Zuloff-Shani
Chief Executive Officer

CLEARMIND MEDICINE INC.

Consolidated Financial Statements

(Expressed in United States Dollars)

CLEARMIND MEDICINE INC.

Index of Financial Statements

As of October 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Clearmind Medicine Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Clearmind Medicine Inc. and its subsidiaries (the “Company”) as of October 31, 2023, and 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the two years in the period ended October 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in Note 1d to the financial statements, the Company changed the presentation currency from Canadian dollar to United States dollar and has applied this change retrospectively for all periods presented.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

January 29, 2024

We have served as the Company’s auditor since 2023.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors of Clearmind Medicine Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended October 31, 2021 of Clearmind Medicine Inc. (the “Company”) and related notes (collectively, the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of their operations and cash flows for the year ended October 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ SATURNA GROUP CHARTERED PROFESSIONAL ACCOUNTANTS LLP

Saturna Group Chartered Professional Accountants LLP

We served as the Company’s auditor since 2017.

In January 2023, we became the predecessor auditor.

Vancouver, Canada

March 8, 2022, except as to Notes 1(c) and 1(d) which is as of January 26, 2024

CLEARMIND MEDICINE INC.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

	October 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$5,427,739	$128,777
Other receivables	104,320	50,933
Short-term investment (Note 5)	86,112	193,750
Prepaid expenses	40,403	14,245
Related parties (Note 6b)	136,002	46,988

Total current assets	5,794,576	434,693

Non-current assets

Property and equipment	1,727	12,902
Intangible assets (Note 3)	119,310	130,264
Restricted cash	37,675	14,653
Right-of-use asset (Note 4)	-	35,730
Deferred offering costs	-	198,173

Total non-current assets	158,712	391,722

Total assets	$5,953,288	$826,415

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$617,004	$1,396,960
Due to related parties (Note 6)	42,433	206,494
Derivative warrants liabilities (Note 7)	4,310,379	-
Derivative liability (Note 8d (iii))	-	290,569
Lease liability (Note 4)	-	38,390

Total liabilities	$4,969,816	$1,932,413

Shareholders’ equity (deficit)

Share capital and share premium (Note 8)	17,131,223	6,706,644
Warrants (Note 9)	459,341	459,110
Share-based payment reserve (Notes 10,11)	2,182,221	1,896,724
Accumulated other comprehensive loss	(21,250)	(21,250)
Accumulated deficit	(18,768,063)	(10,147,226)

Total shareholders’ equity (deficit)	983,472	(1,105,998)

Total liabilities and shareholders’ equity (deficit)	$5,953,288	$826,415

Approved and authorized for issuance on behalf of the Board of Directors on January 29, 2024:

/s/ “Alan Rootenberg”	/s/ “Adi Zuloff-Shani”
Alan Rootenberg, CFO	Adi Zuloff-Shani, CEO

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Year ended October 31,
	2023	2022	2021

Operating expenses
General and administrative (Note 17)	$4,759,205	$3,170,440	$2,219,745
Research and development, net (Note 18)	1,544,229	3,080,991	473,652
Total operating expenses	6,303,434	6,251,431	2,693,397

Impairment of exploration and evaluation assets	–	–	(7,327)
Finance expenses

Changes in fair value of derivative warrants liabilities (Note 7)	(2,189,986)	–	–
Unrealized loss on short-term investment (Note 5)	(107,638)	(308,188)	–
Foreign exchange loss	(78,136)	(404)	(24,564)
Other finance income (expense), net	59,174	(14,417)	–
Change in fair value of derivative liability (Note 8d (iii))	–	(290,569)	–
Total finance expenses	(2,316,586)	(613,578)	(24,564)

Other income
Dividend received	16,555	–	–
Total other income	16,555	–	–

Loss Before taxes	(8,603,465)	(6,865,009)	(2,725,288)
Tax expenses	(17,372)	(29,859)	–
Net Loss	(8,620,837)	(6,894,868)	(2,725,288)
Other comprehensive loss for the year
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	–	(21,250)	–
Comprehensive loss	$(8,620,837)	$(6,916,118)	$(2,725,288)
Loss per share , basic and diluted	$(42.58)	$(159.11)	$(88.16)
Weighted average number of shares (*) for the purposes of basic and diluted loss per share	202,481	43,335	30,911

(*)	On September 30, 2022 and on November 28, 2023, the Company effected a 1-for-30 reverse split of its issued and outstanding common shares, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share. All share amounts have been retroactively restated for all periods presented.

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in United States Dollars)

	Share capital and share premium			Share-based	Accumulated other		Total
	Number of shares (*)	Amount	Warrants	payment reserve	comprehensive income	Accumulated deficit	shareholders’ equity (deficit)
Balance, October 31, 2020	21,362	$653,308	$–	$107,921	$–	$(527,070)	$234,159
Net loss for the year	–	–	–	–	–	(2,725,288)	(2,725,288)
Issuance of common shares in private placement	20,333	5,659,755	–	–	–	–	5,659,755
Share issuance costs	–	(521,054)	–	–	–	–	(521,054)
Issuance of shares in private placement	–	–	274,745	–	–	–	274,745
Share issuance costs	–	–	(24,178)	–	–	–	(24,178)
Share-based compensation	–	–	–	619,939	–	-	619,939
Balance, October 31, 2021	41,695	$5,792,009	$250,567	$727,860	$–	$(3,252,358)	$3,518,078
Net loss for the year	–	–	–	–	-	(6,894,868)	(6,894,868)
Foreign currency translation gain	–	–	–	–	(21,250)	–	(21,250)
Total comprehensive loss for the year	–	–	–	–	(21,250)	(6,894,868)	(6,916,118)
Common shares issued for services	89	38,684	–	107,222	–	–	145,906
Units issued for cash	1,325	559,118	139,779	–	–	–	698,897
Issuance costs	–	(55,912)	(13,978)	–	–	–	(69,890)
Units issued for short-term investment	883	372,745	82,742	–	–	–	455,487
Share-based compensation	–	–	–	1,061,642	–	–	1,061,642

Balance, October 31, 2022	43,992	$6,706,644	$459,110	$1,896,724	$(21,250)	$(10,147,226)	$(1,105,998)
Net loss for the year	–	–	–	–	–	(8,620,837)	(8,620,837)
Issuance of common shares (Note 8c(i))	38,462	6,026,327	–	337,579	–	–	6,363,906
Common shares and warrants issued to Medigus (Note 8c(i))	1,494	296,845	231	–	–	–	297,076
Issuance of common shares, pre-funded warrants and warrants (Note 8c(iii))	150,191	1,455,832	–	–	–	–	1,455,832
Issuance of common shares upon vesting of restricted stock units (Note 8c(ii,v,vii))	1,391	263,408	–	(263,408)	–	–	–
Issuance of common shares, pre-funded warrants and warrants (Note 8c(viii))	250,000	1,069,478	-	-	-	-	1,069,478
Exercise of warrants (Note 7a)	119,433	1,164,117	-	-	-	-	1,164,117
Common shares for services	2,374	148,572	–	(101,888)	–	–	46,684
Share-based compensation (Notes 10, 11b(i))	–	–	–	313,214	–	–	313,214
Balance, October 31, 2023	607,337	$17,131,223	$459,341	$2,182,221	$(21,250)	$(18,768,063)	$983,472

(*)	On September 30, 2022 and on November 28, 2023, the Company effected a 1-for-30 reverse split of its issued and outstanding common shares, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share. All share amounts have been retroactively restated for all periods presented.

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Year ended October 31,
	2023	2022	2021
Operating activities
Net loss	$(8,620,837)	$(6,894,868)	$(2,725,288)

Adjustments for:
Amortization of intangible assets	10,954	14,830	–
Amortization of right-of-use asset	35,381	60,665	–
Interest on lease liability	2,907	14,433	–
Exchange rate differences	78,171	–	–
Issuance costs allocated to derivate warrants liability	468,408	–	–
Depreciation of property and equipment	11,175	7,572	1,884
Impairment of exploration and evaluation assets	–	–	7,327
Changes in fair value of derivative liabilities	2,189,986	290,569	–
Share-based compensation	366,405	1,207,549	619,939
Unrealized loss on short-term investment	107,638	308,187	–
Tax expenses	17,372	29,859	–

Changes in working capital:
Decrease (increase) in other receivable	(154,621)	19,938	(115,568)
Decrease (increase) in prepaid expenses	(26,134)	103,026	(117,271)
Increase (decrease) in accounts payable and accrued liabilities	(620,421)	913,303	251,738
Increase (decrease) in due to / from related parties	(167,856)	200,443	143
Net cash used in operating activities	(6,301,472)	(3,724,494)	(2,077,096)

Investing activities
Acquisition of property and equipment	–	(5,563)	(16,961)
Acquisition of intangible assets	–	–	(145,094)
Exploration and evaluation asset expenditures	–	–	(7,327)
Changes in restricted cash	(26,228)	–	(14,653)

Net cash used in investing activities	(26,228)	(5,563)	(184,035)

Financing activities
Proceeds from issuance of common shares and warrants, net of issuance costs (Notes 7, 8 c (i,iii,viii))	11,115,241	582,558	5,389,270
Proceeds received from exercise of warrants (Note 7)	590,077	–	–
Repayment of lease liabilities	(40,922)	(70,870)	–

Net cash provided by financing activities	11,664,396	511,688	5,389,270
Effect of foreign exchange rate changes on cash and cash equivalents	(37,734)	(22,652)	–
Net increase (decrease) in cash and cash equivalents	5,298,962	(3,241,021)	3,128,139
Cash and cash equivalents at beginning of year	128,777	3,369,798	241,659
Cash and cash equivalents at end of year	$5,427,739	$128,777	$3,369,798

Supplementary disclosure of cash flow information:
Cash received for interest	$71,733	$8	$–
Dividend received	16,555	–	–
Cash paid for taxes	12,678	–	–
Non-cash financing and investing activities
Common shares issued to Medigus (Note 8d(iii))	296,569	–	–
Shares obtained from Medigus in issuance of shares and warrants	$–	$455,488	$–
Deferred offering costs included in non-current assets	$–	$198,173	$–
Right of use assets obtained in exchange for lease liabilities	$–	$92,731	$–

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern

a.	Clearmind Medicine Inc. (the “Company”) was incorporated in the province of British Columbia on July 18, 2017. The Company is a clinical pharmaceutical company approaching phase 1 clinical trials, that develops novel psychedelic medicines to solve widespread, yet under-served, health problems. The Company’s head office is located at Suite 101 -1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s Israeli subsidiary (Clearmindmed Ltd.) provides research and development services to the Company.

On November 14, 2022, the Company completed a public offering for aggregate gross proceeds of $7.5 million and listing on the Nasdaq Capital Market (“Nasdaq”), see note 8c (i). The Company trades under the symbol CMND on both the Nasdaq and the Canadian Securities Exchange (“CSE”) in Toronto and on the Frankfurt Stock Exchange, or FSE, under the symbol “CWY”.

On April 6, 2023, the Company completed an underwritten public offering for aggregate gross proceeds of $3.5 million and net proceeds of $2.9 million. See note 8c (iii).

On September 18, 2023, the Company completed an underwritten public offering for aggregate gross proceeds of $2.25 million and net proceeds of $1.8 million. See note 8c (viii).

On January 16, 2024, the Company completed a registered direct and private placement for aggregate gross proceeds of $2.40 million. See note 19(d).

b.	Going concern

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. For the year ended October 31, 2023, the Company has not generated any revenues and has negative cash flow from operations of $6,301,472. As of October 31, 2023, the Company has an accumulated deficit of $18,768,063. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing through debt or equity. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors raise substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

c.	Reverse share split

On September 30, 2022, the Company’s Board of Directors (the “Board”) approved a 1-for-30 reverse split of its issued and outstanding common shares, effective as of September 30, 2022, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share.

On November 28, 2023, the Company’s Board of Directors (the “Board”) approved a 1-for-30 reverse split of its issued and outstanding common shares, effective as of November 28, 2023, such that each thirty of the Company’s common shares, no par value, were consolidated into one common share, no par value.

All issued and outstanding common shares or instruments convertible into common shares contained in these financial statements have been retroactively adjusted to reflect the reverse share split for all periods presented, unless explicitly stated otherwise.

d.	Functional Currency and Presentation Currency

As a result of the Company’s listing on the NASDAQ which was completed in November 2022, the primary economic environment and generation and use of cash flows of the Company became mainly denominated in U.S dollars. Consequently, effective on November 1, 2022, the Company changed both its functional currency and the presentation currency of its consolidated financial statements from the Canadian dollar to the U.S dollar.

Clearmind Medicine Inc. is in its research and development stages and has not generated revenues since inception. In consideration of the indicators in IAS 21, the Company determined that the new and future financing activities of the Company and the currency in which cash and cash equivalents are retained were relevant factors indicating that the Canadian dollar will not be the currency to reflect the principal economic environment in which the Company will generate and expend its cash.

Under IAS 21, a change in an entity’s functional currency is applied prospectively from the date of the change. The Company applied the practical expedient to apply the transaction procedures applicable to the new functional currency prospectively beginning on November 1, 2022. The change in the functional currency was accounted for prospectively from the date of the change by translating all items of the financial statement into the new functional currency using the exchange rate of $0.7327 CAD/USD at the date of the change.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern (continued)

The change in the presentation currency of the consolidated financial statement was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency of the consolidation financial statements. Consequently, comparative figures for the years prior to the effective date of November 1, 2022 have been restated to the new presentation currency using the exchange rate in effect on effective date of the change.

Following the change in the Company's functional currency, the Company elected, as an accounting policy, not to reclassify instruments which, had had the change in functional currency occurred before initial recognition of the instrument, would have changed its classification.

e.	On October 7, 2023, an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border from the Gaza Strip and in other areas within the State of Israel attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli population, which led to the declaration of the ‘Iron Swords’ War (the “War”). The War is on-going as of the issuance date of these financial statements. The Company’s clinical trials, the laboratory that supports such clinical trials and the Contract Research Organization (CRO) are based in Israel. The extent to which the War may impact the Company’s financial condition, results of operations, or liquidity is uncertain, and as of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities as of October 31, 2023.

2.	Significant Accounting Policies

a.	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis.

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Clearmindmed Ltd. and Clearmind Labs Corp. (inactive). All inter-company balances and transactions have been eliminated on consolidation.

These consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss (“FVTPL”), and are presented in United States dollars, which is the Company’s functional currency as of November 1, 2022.

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

Warrant Liability

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the Black and Scholes and binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company's shares, the expected life of the warrants and the probability of any future adjustment event.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies (continued)

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions raise substantial doubt upon the Company’s ability to continue as a going concern.

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

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

Depreciation of property and equipment is provided using the straight-line method at the following rates approximating their estimated useful lives:

Research and development equipment	3 years
Computer equipment	3 years

f.	Intangible Assets

Intangible assets consist of patents and patent applications acquired to be used in drug research programs. Intangible assets are carried at cost less accumulated amortization and impairment losses and are capitalized when the costs can be measured reliably, and it is probable that future economic reliably benefits that are attributable to the asset will flow to the Company. The Company amortizes patents over the term of the patent.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

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

(Expressed in United States Dollars)

2.	Significant Accounting Policies (continued)

h.	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the respective instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are included in the initial carrying value of the related instrument and are amortized using the effective interest method. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in the consolidated statement of operations and comprehensive loss.

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

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

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

Other financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination, (ii) held for trading or (iii) it is designated as at FVTPL.

A financial liability is classified as held for trading if either:

●	It has been acquired principally for the purpose of repurchasing it in the near term

●	On initial recognition it is part of a portfolio of identified financial instruments that the group manages together and has a recent actual pattern of short-term profit-taking

●	It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss.

Financial liabilities measured subsequently at amortized cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies (continued)

i.	Income Taxes

Current income tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

The Company’s reporting currency is the United States dollar. The functional currency for the Company and its subsidiary is the currency of the primary economic environment in which the entity operates. As of November 1, 2023, the functional currency of the Company and its Canadian and Israeli subsidiaries is the United States dollar.

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

(Expressed in United States Dollars)

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

The Company recognizes compensation expense for restricted share units (“RSU’s”) awarded based on the grant-date fair value of the common shares. The grant-date fair value, which is determined by multiplying the Company’s share price by the number of RSU’s granted, is amortized over the vesting period and is included in compensation expense with a corresponding increase in the share-based payment reserve. If RSU’s are for services that have been provided and are non-cancellable, the Company recognizes the full cost of the RSU’s on the date of grant. The amount recognized is adjusted to reflect the number of RSU’s expected to eventually vest.

m.	Leases

The Company’s Israeli subsidiary leased an office through to June 30, 2023. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date, including, inter alia, the exercise price of a purchase option if the Company is reasonably certain to exercise that option. Simultaneously, the Company recognizes a right-of-use (“ROU”) asset in the amount of the lease liability.

The discount rate applied by the Company is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. The weighted average of lessee’s incremental annual borrowing rate applied to the lease liabilities as of June 30, 2023 was estimated at 20%.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

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

The Company operates pension and severance compensation plans subject to Section 14 of the Israeli Severance Pay Law. The Option Plans are funded through payments to insurance companies or pension funds administered by trustees. In accordance with its terms, the Option Plans meet the definition of a defined contribution plans as defined above. The expenses in respect of defined contribution plans during the years ended October 31, 2023, 2022 and 2021 were $13,988, $31,157 and $50,661, respectively.

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

(Expressed in United States Dollars)

2.	Significant Accounting Policies (continued)

o.	Research and Development

Research costs are charged to operations as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable, and the Company intends to or has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in the consolidated statement of operations and comprehensive loss as incurred. The Company has not capitalized any development costs for the years ended October 31, 2023, 2022 and 2021.

p.	Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all “in the money” stock options and share purchase warrants are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, basic and diluted loss per share is the same as the exercise of stock options and share purchase warrants is considered to be anti-dilutive. As of October 31, 2023, the Company had 833,810 (2022 – 26,419, 2021- 21,507) potentially dilutive shares outstanding.

q.	The Company capitalizes certain legal and other third-party fees that are directly related to the Company’s in- process equity financing until such financing is consummated. After consummation of such equity financing, these costs are recorded as a reduction of the respective gross proceeds. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are written off to operating expenses. Where the financing includes both an equity and liability component, pro-rata issuance costs relating to the liability component are charged to the statement of operations.

r.	Accounting Standards Issued But Not Yet Effective

i)	Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

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

’Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

The amendments are applied retrospectively for annual periods beginning on or after 1 January 2024, with early application permitted.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies (continued)

ii)	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments are applied for annual periods beginning on or after January 1, 2023.

3.	Intangible Assets

On May 4, 2021, the Company entered into an assignment agreement to acquire certain intellectual property including a patent for “Binge Behavior Regulators,” which has been granted in the U.S., Europe, China and India, with pending divisional applications in Europe and the U.S, and a patent for “Alcohol Beverage Substitute,” which has been approved for a European patent, with pending applications in the U.S., China and India. In consideration for the acquired intellectual property, the Company paid $160,000. The patents are amortized over their estimated remaining life of 14.6 years.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Leases

On July 1, 2021, the Company entered into a lease agreement (“2021 Lease”) with Scisparc Ltd, a related party (“Scisparc”) and a third party for a total area of approximately 240m2, of which the Company occupies approximately 120m2 for the Company’s offices, in Tel Aviv, Israel. The Company, Scisparc and the third party had an option to extend the 2021 Lease for an additional three-year period. The Company’s base rent was ILS11,000 per month ($3,080) during the term of the 2021 Lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 20%. On December 31, 2021, the third party elected to leave the office space, and a new lease agreement was signed with the Company and Scisparc. As a result, the Company’s base rent was increased to ILS 18,200 per month ($5,094).

The lease expired on June 30, 2023. As of October 31, 2023 the Company and SciSparc were in the process of negotiating the terms of a new lease contract. On December 25, 2023, the rental agreement was renewed for a further 18 months. The Company’s base rent was increased to ILS 23,300 per month ($6,500). See Note 6b.

As of October 31, 2023, the Company has a pledge on its short-term deposit in favor of an Israeli bank in the amount of approximately $33 thousand to secure the Company’s lease commitment.

ROU office space

Balance, October 31, 2022	$35,730

Addition	-
Accumulated depreciation	(35,381)
Foreign currency fluctuation	(349)

Balance, October 31, 2023	$-

Lease liability

Balance, October 31, 2022	$38,390

Addition	-
Lease payments	(40,922)
Interest expense	2,907
Foreign currency translation	(375)

Balance, October 31, 2023	$-

Amounts recognized in profit or loss

Year ended
October 31,
2023
Depreciation	$35,381
Interest	2,907
Foreign currency fluctuation	722

$39,010

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Short-term Investment

Pursuant to the Share Exchange Agreement (as defined in Note 8d(iii)) with Medigus Ltd (“Medigus”), on February 14, 2022, the Company received 27,778 (*) ordinary shares of Medigus (the “Medigus Agreement”).

As of October 31, 2023, the Company holds 27,778 ordinary shares of Medigus (approximately 0.11%) with a total fair value of $86,112. The fair value of ordinary shares held was determined by reference to public price quotations in an active market. See Note 12.

	October 31, 2022	Additions	Unrealized loss	October 31, 2023

Medigus Ltd. – Shares	$193,750	$-	$(107,638)	$86,112

	October 31, 2021	Additions	Unrealized loss	October 31, 2022

Medigus Ltd. – Shares	$-	$501,938	$(308,188)	$193,750

*	The share amount is following the Medigus 1:15 share split from November 14, 2022.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

6.	Related Party Transactions

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for employment services they provide to the Company is as follows:

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2023	2022	2021
Officers:
Payroll and other short-term benefits	$-	$32,533	$297,188
Consulting fees	410,066	453,519	49,820
Share based compensation	124,808	772,786	179,996
	$534,874	$1,258,838	$527,004
Directors:
Directors’ fees	$182,261	$124,746	$38,098
Share based compensation	121,981	43,485	17,218
	$304,242	$168,231	$55,316

(ii)	Balances with related parties

	October 31,	October 31,
	2023	2022
Amounts owed to officers	$29,666	$136,149
Amounts owed to directors	12,767	70,345
	$42,433	$206,494

b.

On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate our and SciSparc’s combination treatment for obesity and metabolic syndrome.

To date, the collaboration has resulted in the filing of nine patent applications.   To the extent the parties determine to proceed to a commercial cooperation, they will enter into a joint venture where the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture and the development of the molecule remains in a very early stage.

For the year ended October 31, 2023, the Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $131,409, $194,205 and nil for the years ended October 31, 2023, 2022 and 2021, respectively. As of October 31, 2023, $136,002 is owed to the Company by SciSparc (2022-$46,988).

c.	The Company shares office space with SciSparc and participates for paying office expenses– see Note 4.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Derivative warrants liabilities

a.	On April 6, 2023, the Company issued 150,191 warrants in connection with its April 2023 Public Offering (“April 2023 Warrants”). The warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“April 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability and the time of the grant and are revalued at the end of each reporting period.

On September 24, 2023, following the September 2023 Public Offering, which included the offering of common shares at a price lower than the exercise price of the April 2023 Warrants, the exercise price of the April 2023 Warrants was reduced to $5.124, and each April 2023 Warrant became convertible into 4.6 common shares of the Company.

During the period between October 17, 2023 and October 20, 2023, 26,153 April 2023 Warrants with a fair value of $574,040 were exercised into 119,433 common shares. (See note 19(b)).

b.	On September 18, 2023, the Company issued 250,000 warrants in connection with its September 2023 Public Offering (“September 2023 Warrants”). The warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“September 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability and the time of the grant and are revalued at the end of each reporting period.

c.	During the year ended October 31, 2023, the Company recorded a loss on the revaluation of the total derivative warrants liabilities of $2,189,986, in the Consolidated Statements of Operations and Comprehensive Loss.

d.	The binomial model was used to measure the derivative warrant liability with the following assumptions:

October 31, 2023
Share Price	$3.66-$11.52
Exercise Price	$5.12-$23.40
Expected life	4.43-5 years
Risk-free interest rate	3.37-4.95%
Dividend yield	0.00%
Expected volatility	74.79-157.7%

e.	The following table presents the changes in the warrants liability during the period:

Balance as of November 1, 2022	$-
Issuance of April 2023 Warrants	1,771,208
Issuance of September 2023 Warrants	923,225
Exercise of warrants	(574,040)
Changes in fair value of warrants	2,189,986
Balance as of October 31, 2023	$4,310,379

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Share Capital

a.	The Company’s authorized share capital is unlimited common shares without par value share. As of October 31, 2023, the number of common shares issued and outstanding is 607,337 (October 31, 2022 – 43,992).

b.	On September 30, 2022 and November 28, 2023, the Company effected a 1-for-30 share consolidation (“Reverse Share Split”) of its issued and outstanding common shares. All share amounts and instruments convertible into common shares prior to the date of the reverse share split have been retroactively restated for all periods presented.

c.	Share transactions during the year ended October 31, 2023:

(i)	On November 14, 2022, the Company completed an underwritten public offering of 38,462 common shares at a price to the public of US$195.00 per share, for aggregate gross proceeds of US$7.5 million, prior to deducting underwriting discounts and offering expenses. The offering closed on November 17, 2022. Net proceeds from the offering were $6,363,906.

In addition, the Company granted Aegis Capital Corp. (“Aegis”), who acted as the underwriters for the deal, a 45-day option to purchase up to 5,769 additional common shares, equal to 15% of the number of common shares sold in the offering solely to cover over-allotments, if any (“Over-Allotment”). The public purchase price per additional common share would have been $195.00 per share. The Over-Allotment was not exercised.

Aegis received 1,923 underwriter warrants, each such warrant entitling the agents to receive one common share upon payment of $243.75 per share, exercisable six months after the commencement of sales of this offering and expiring on a date which is no more than five years after the commencement of sales of the offering. The fair value of the underwriter warrants of $337,579 were accounted for as an issuance cost within the share-based payment reserve. The fair value of the underwriters warrants was estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

Risk-free interest rate	1.43%
Expected life (in years)	5
Expected volatility	150%

In connection with the offering, the Company’s common shares were approved for listing on the Nasdaq and began trading on the Nasdaq (in addition to the CSE) under the symbol “CMND” on November 15, 2022.

Following the public offering and pursuant to the Medigus SPA (see note 8d(iii)), Medigus was entitled to receive 1,494 common shares and 75 warrants pursuant to an anti-dilution clause included in the agreement signed between the Company and Medigus on June 29, 2022. The anti-dilution feature was recorded as a derivative liability as of October 31, 2022. On May 23, 2023, the Company issued the 1,494 common shares and 75 warrants to Medigus. The fair value of the issuance ($296,845) was recorded in shareholder equity against the extinguishment of the derivative liability.

(ii)	On January 16, 2023, 161 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $39,975 at the time of issuance.

On February 22, 2023, 400 common shares were issued in respect of fully vested RSU’s that had been fully vested. The RSU’s had a fair value of $110,096 at the time of issuance.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Share Capital (continued)

(iii)	On April 6, 2023, the Company completed an underwritten public offering of 103,249 common shares at a price to the public of US$23.40 per share and pre-funded warrants to purchase 46,942 common shares at a price to the public of US$23.37 per pre-funded warrant (“Pre-Funded Warrants”), for aggregate gross proceeds of US$3.5 million (the “April 2023 Public Offering”). The Pre-Funded Warrants were exercisable at $0.03 into one common share, and all the Pre-Funded Warrants were exercised by April 30, 2023. In addition, each April 2023 Public Offering shareholder and each Pre-Funded Warrant holder received a common warrant, which was immediately exercisable, will expire five years from the date of issuance and have an exercise price of US$23.40 per common share (“April 2023 Public Offering Warrant”). The April 2023 Public Offering warrants include a cashless exercise provision and repricing provisions under certain circumstances, that also includes a potential change in the number of shares to be issued for each warrant depending on the change in the exercise price of the warrant. On September 24, 2023, as a result of the September 2023 Public Offering, which included the offering of common shares at a price lower than the exercise price of the April 2023 Warrants, the exercise price of these warrants was reduced to $5.124, and each April 2023 Warrant is convertible into 4.6 common shares of the Company (See also note 19(b)).

Net proceeds from the offering were $2,936,079.

(iv)	On May 23, 2023, 239 common shares with a fair value of $27,965 were issued to consultants and 1,494 common shares with a fair value of $110,000 were issued to providers of investor services in respect of services.

(v)	On June 1, 2023, 245 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $48,194 at the time of issuance.

(vi)	On July 10, 2023, 597 common shares with a fair value of $10,000 were issued to providers of investor services in respect of services.

(vii)	On August 28, 2023, 585 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $65,143 at the time of issuance and 44 common shares with a fair value of $607 were issued to providers of investor services in respect of services.

(viii)	On September 18, 2023 the Company completed an underwritten public offering of 225,833 common shares at a price to the public of US$9.00 per share and pre-funded warrants to purchase 24,167 common shares at a price to the public of US$8.97 per pre-funded warrant (“Pre-Funded Warrants”), for aggregate gross proceeds of US$2.25 million (the “September 2023 Public Offering”). The Pre-Funded Warrants were exercisable at $0.03 into one common share, and all the Pre-Funded Warrants were exercised by September 30, 2023. In addition, each September 2023 Public Offering shareholder and each Pre-Funded Warrant holder received a common warrant, which was immediately exercisable, will expire five years from the date of issuance and have an exercise price of US$9.00 per common share (“September 2023 Public Offering Warrant”). The September 2023 Public Offering warrants include a cashless exercise provision and repricing provisions under certain circumstances that also includes a potential change in the number of shares to be issued for each warrant depending on the change in the exercise price of the warrant. Net proceeds from the offering were $1,814,193 (See also note 19(b)).

(ix)	During the period between October 17, 2023 and October 20, 2023, 26,153 April 2023 Warrants with a fair value of $574,040 were exercised into 119,433 common shares.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Share Capital (continued)

d.	Share transactions during the year ended October 31, 2022:

(i)	On November 26, 2021, the Company issued 44 shares of common stock with a fair value of $21,100 to the Chief Science Officer (“CSO”) of the Company.

(ii)	On February 14, 2022, the Company issued 45 shares of common stock with a fair value of $17,584 to the CSO.

(iii)	On February 14, 2022, the Company completed a share purchase agreement with Medigus, whereby the Company issued a total of 2,208 units to Medigus in consideration for US$750,000 (“Cash Financing”) and 27,778 common shares of Medigus (“Share Exchange”). Each unit is comprised of one common share and one warrant, with each warrant exercisable for a period of 18 months at CAD$60.00 per share (the “Medigus SPA”). The Medigus SPA contains certain anti dilution provisions.

Pursuant to the Cash Financing, the Company issued 1,325 units at $720.00 per unit for proceeds of $698,897.

In connection with the Cash Financing, the Company incurred finder’s fees of $69,890, which have been charged to the statement of changes in equity.

Pursuant to the Share Exchange, the Company issued 883 units with a fair value of $455,487, consisting of common shares with a fair value of $372,745 and warrants with a fair value of $82,742. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: Risk-free rate of 1.43%, expected life of 1.5 years, and volatility of 107.46%.

In connection with the Share Exchange, the Company incurred finder’s fees of $50,000, which were allocated to the base cost of the shares in Medigus.

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

As of October 31, 2022, the Company recorded the fair value of this derivative financial liability in the amount of $290,569 as a current liability.

e.	Share transactions during the year ended October 31, 2021:

(i)	On April 9, 2021, the Company issued 11,111 common shares at $98.91 per share for gross proceeds of $1,098,982. In connection with this private placement, the Company paid a finder’s fee of $85,857.

(ii)	On June 22, 2021, the Company issued 9,222 units at $494.54 per unit for gross proceeds of $4,560,773. Each unit consisted of one common share and one share purchase warrant exercisable at $824.24 per common share expiring on December 22, 2022. In connection, with this private placement, the Company paid finders’ fees of $435,197.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Share Purchase Warrants

The following table summarizes the changes in the Company’s share purchase warrants:

	Number of warrants		Weighted average exercise price

Balance, October 31, 2021	17,555		$482.55

Issued (i)	2,208		1,325.67	(*)

Balance, October 31, 2022	19,763		576.66

Issuance of underwriter warrants (Note 8c (i))	1,923		243.75
Issuance of April 2023 warrants (Note 7a)	150,191	(**)	5.124
Issuance of September 2023 warrants (Note 7b)	250,000		9.00
Issuance of Medigus warrants (Note 8c (i))	75		1,297.67	(*)
Expiration of warrants	(11,430)		922.98
Exercise of warrants (Note 7a)	(26,153)		5.124

Balance, October 31, 2023	384,369		$7.90
Number of shares to be issued from the exercise of warrants	826,781	(***)

(*)	Warrants issued with an exercise price of CAD$1,800.00.
(**)	These warrants convert into 685,883 shares.
(***)	See note 19(b).

(i)	On February 14, 2022, the Company completed the Medigus Agreement, whereby the Company completed the Cash Financing and the Share Exchange. Each unit was comprised of one common share and one warrant, with each warrant exercisable at $1,297.67 per common share for a period of 18 months.

As of October 31, 2023, the following share purchase warrants were outstanding:

Number of warrants outstanding	Number of shares to be issued from the exercise of warrants		Exercise price		Exercise price (USD)	Expiry date

8,333	8,333		C$	135.00	$97.33	April 22, 2024
1,923	1,923			$243.75	$243.75	November 17, 2027
124,038	566,450			$5.124	$5.124	April 6, 2028
75	75		C$	1,800	$1,297.67	November 23, 2024
250,000	250,000			$9.00	$9.00	September 17, 2028
384,369	826,781	(*)

(*)	See note 19(b).

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Stock Options

a.	On September 1, 2021, the Company implemented a stock option plan pursuant to which stock options may be granted to directors, officers, employees, and consultants of the Company. The Board is authorized to grant the maximum number of common shares reserved for issuance in any 12-month period to anyone, optionee, other than a consultant may not exceed 5% of the issued and outstanding common shares at the date of the grant. The maximum number of common shares reserved for issuance in any 12-month period to any consultant may not exceed 2% of the issued and outstanding common shares at the date of the grant and the maximum number of common shares reserved for issuance in any 12-month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of common shares at the date of the grant. See also note 19(e).

b.	The following table summarizes the changes in the Company’s stock options for the years ended October 31, 2023 and October 31, 2022:

	Number of options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)

Outstanding, October 31, 2021	3,729	C$	620.10	$455.49

Granted (i)	2,877		620.40	455.71

Cancelled (ii)	(1,352)		646.80	475.10

Outstanding, October 31, 2022	5,254	C$	613.5	$450.64

Granted (iii, iv, v)	334		442.22	318.81

Outstanding, October 31, 2023	5,588	C$	603.12	$434.81

Exercisable, October 31, 2023	4,039	C$	606.00	$436.89

i)	During the year ended October 31, 2022, the Company granted 2,877 stock options to officers, directors and consultants with weighted average exercise price of $455.71 per Common Share. The options vest over 3 years with expiration dates between 5 to 10 years.

ii)	On July 2, 2022, 222 options canceled with a fair value of $17,649. On May 7, 2022, 1,111 options canceled with a fair value of $92,170. On May 1, 2022 ,19 options canceled with a fair value of $3,959.

iii)	On May 23, 2023, the Company granted 61 stock options to a consultant of the Company. The options are exercisable at CAD$315.00 (USD$227.09) per share. The options expire on May 23, 2033.

iv)	On June 26, 2023, the Company granted 223 stock options to a consultant of the Company. The 156 options are exercisable at CAD$504 (USD$363.35) per share and the 67 options are exercisable at CAD$720.00 (USD$519.07) per share. The options expire on June 26, 2033.

v)	On July 6, 2023, the Company granted 50 stock options to a consultant of the Company. The options are exercisable at $23.40 per share. The options expire on July 6, 2033.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Stock Options (continued)

c.	Additional information regarding stock options outstanding as of October 31, 2023, is as follows:

Outstanding					Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)		Weighted average exercise price (USD$)	Number of stock options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)

533	2.57	C$	166.50	$120.03	400	C$	166.50	$120.03
978	8.26		504.00	363.35	667		504.00	363.35
1,166	2.57		675.00	486.63	916		675.00	486.63
200	5.50		702.00	506.09	142		702.00	506.09
133	2.89		747.00	538.53	133		747.00	538.53
422	8.11		612.00	441.21	422		612.00	441.21
1,044	8.26		720.00	519.07	609		720.00	519.07
667	2.67		756.00	545.02	500		756.00	545.02
111	8.11		900.00	648.84	74		900.00	648.84
61	9.57		315.00	227.09	31		315.00	227.09
67	9.66		720.00	519.07	33		720.00	519.07
156	9.66		504.00	363.35	104		504.00	363.35
50	9.69		32.46	23.40	8		32.46	23.40
5,588	5.70	C$	603.12	$434.81	4,039	C$	606.00	$436.89

The fair value of stock options previously granted to certain consultants for ongoing services measured during the period have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	Year ended October 31,
	2023	2022

Risk-free interest rate	4.10%	2.05%
Expected life (in years)	5.61	8.67
Expected volatility	140.41-160.81%	94.09%

d.	The portion of the total fair value of stock options expensed during the year ended October 31, 2023, was $221,625 (2022 - $788,657) which was recorded as share-based compensation expense.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Restricted Share Units

a.	On August 4, 2021, the Company approved an RSU plan, which is designed to provide certain directors, officers, employees, and consultants of the Company with the opportunity to acquire RSU’s of the Company. Each unit is equivalent in value to a common share and upon vesting results in the holder thereof being issued, at the discretion of the Board, either (i) a common share, or (ii) an amount of cash equal to the fair market value of a common share.

b.	The following table summarizes the changes in RSUs:

	Number of RSUs	Weighted average issue price (C$)	Weighted average issue price (USD$)

Balance, October 31, 2021	–	$–	$–

Granted	1,177	316.50	232.48
Vested	(1,177)	316.50	232.48

Balance, October 31, 2022	–	$–	$–

Granted (i)	2,200	55.97	41.46
Vested	(2,200)	55.97	41.46

Balance, October 31, 2023	–	$–	$–

(i)	During the year ended October 31, 2023, the Company issued 2,200 RSU’s with a fair value of $91,589 to consultants (2022 - $272,985).

c.	During the year ended October 31, 2023, the Company recognized share-based compensation of $(171,819), being the fair value of the RSU’s that vested during the period. This amount was charged against the share- based payment reserve in the Consolidated Statement of Changes in Shareholders’ Equity (2022 - $380,207).

12.	Financial Instruments and Risk Management

a.	Fair Values

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

(Expressed in United States Dollars)

12.	Financial Instruments and Risk Management (continued)

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2023, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2023
Short-term investment	$86,112	$–	$–	$86,112
Derivative warrants liability	–	–	4,310,379	4,310,379

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2022, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2022
Short-term investment	$193,750	$–	$–	$193,750
Derivative liability	–	290,569	–	290,569

The fair value of other assets and liabilities, which include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and amounts due to / from related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

b.	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

c.	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in NIS and CAD. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

12.	Financial Instruments and Risk Management (continued)

c.	Foreign Exchange Rate Risk (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as of October 31, 2023. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of October 31, 2023.

Cash	$78,503
Amounts receivable	104,320
Accounts payable and accrued liabilities	(177,226)
Due to related parties	(42,433)

Total foreign currency financial assets and liabilities	$(36,836)

Impact of a 10% strengthening or weakening of foreign exchange rate	$(3,684)

d.	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The fair value of the warrant liability can fluctuate depending on the fluctuation in the risk free interest rate.

e.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of October 31, 2023 and 2022:

October 31, 2023	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$617,004	$617,004	$–
Due to related parties	42,433	42,433	–
	$659,437	$659,437	$–

October 31, 2022	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$1,396,960	$1,396,960	$–
Due to related parties	206,494	206,494	–
Lease liability	38,390	38,390	–
	$1,641,844	$1,641,844	$–

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

13.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital and share premium, warrants and share-based payment reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended October 31, 2022.

14.	Commitments

The Company enters into contracts in the ordinary course of business with contract research organizations for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination upon 30 to 120 days’ notice or less, and therefore are cancelable contracts and not considered as commitment or purchase obligations.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Segmented Information

As of October 31, 2023, the Company has one operating segment, research and development of psychedelic medicine, which takes place primarily in Israel.

16.	Income Taxes

Tax rates applicable to the Company:

The combined Canadian federal and provincial statutory income tax rate is 27% for years ended October 31, 2023, 2022 and 2021 and the Israeli statutory corporate tax rate was 23% in 2023, 2022 and 2021.

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant differences, which comprise deferred income tax assets and liabilities, are as follows:

	2023 $	2022 $	2021 $

Canadian statutory income tax rate	27%	27%	27%

Income tax recovery at statutory rate	(2,322,936)	(1,861,476)	(771,373)

Tax effect of:
Permanent differences and other	204,134	335,494	(3,255)
Tax rate difference for foreign jurisdiction	10,715	56,175	40,185
Change in unrecognized deferred income tax assets	2,125,459	1,499,666	734,443
Income tax provision	17,372	29,859	-

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Income Taxes (continued)

As of October 31, 2023, the Company has Canadian non-capital losses carried forward of $13,176,000, which is available to offset future years’ taxable income in Canada. These losses expire as follows:

$

2037	4,085
2038	75,465
2039	73,535
2040	175,671
2041	1,183,266
2042	4,887,566
2043	6,775,908
13,176,216

As of October 31, 2023, the Company has a non-capital loss carried forward of approximately $2,253,000 which is available to offset future years’ taxable income in Israel.

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

17.	General and Administrative Expenses

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2023	2022	2021

Professional fees	$2,210,795	$1,093,871	$480,630
Investor relations	1,565,970	473,106	114,706
Share-based compensation (Notes 6, 10 and 11)	243,717	946,324	619,939
Consulting fees (Note 6)	96,421	192,448	521,739
Insurance	364,059	149,537	103,096
Transfer agent and regulatory fees	171,439	86,605	42,492
Depreciation of ROU asset	35,381	60,665	-
Salaries and benefits (Note 6)	37,838	92,296	297,188
Office and miscellaneous	31,670	68,016	38,069
Depreciation of property and equipment	1,915	7,572	1,886
Total general and administrative	$4,759,205	$3,170,440	$2,219,745

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Research and Development, net

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2023	2022	2021

Research and preclinical studies	$1,159,147	$2,380,942	$-
Salaries, regulatory, professional and other expenses	469,667	666,125	473,652
Share-based compensation (Notes 6, 10 and 11)	45,870	213,299	-
Reimbursements (Note 6)	(141,409)	(194,205)	-
Amortization of intangible assets	10,954	14,830	-
Total research and development, net	$1,544,229	$3,080,991	$473,652

19.	Subsequent Events

a.	Reverse share split – see note 1(c).

b.	Warrant exercises

As a result of the Reverse Share Split, on November 28, 2023, pursuant to the April 2023 Warrant Adjustments and September 2023 Warrant Adjustments, the exercise price of the April 2023 Warrants and September 2023 Warrants was adjusted to $3.181 and the April 2023 Warrant and September 2023 Warrant is convertible into a total 1,619,768 common shares of the Company.

Between November 30, 2023 and December 4, 2023, April 2023 Warrants and September 2023 Warrants were exercise into 840,511 shares, resulting in gross proceeds of $2,673,665.

On December 5, 2023, the exercise price of the April 2023 Warrants and September 2023 Warrants was further adjusted to $3.6223 such that the April 2023 Warrant and September 2023 Warrant is convertible into a total of 684,315 common shares of the Company.

On December 5, 2023, April 2023 Warrants and September 2023 Warrants were exercised into 221,677 shares, resulting in gross proceeds of $802,981.

On January 21, 2024, following a registered direct and private placement (See below), the April 2023 Warrants and September 2023 Warrant exercise prices were further adjusted to $1.0777 and are convertible into a total of 1,554,991 common shares of the Company.

c.	New lease agreement – see note 4.

d.	Registered direct and private placement

On January 16, 2024, the Company completed a registered direct and private placement (the “January 2024 Offering”) of 1,468,00 common shares at a price to the public of $1.60 per share and pre-funded warrants to purchase 32,000 common shares at a price to the public of US$1.5999 per pre-funded warrant (“Pre-Funded Warrants”), for aggregate gross proceeds of US$2.40 million. The Pre-Funded Warrants are exercisable at $0.0001 into one common share. As of the date hereof, the pre-funded warrants have been exercised. In addition, each investor in the January 2024 Offering received a common warrant, which is immediately exercisable, expires five years from the date of issuance and has an exercise price of $1.60 per common share (“January 2024 PIPE Warrant”). The January 2024 PIPE Warrants include a cashless exercise provision and repricing provisions under certain circumstances that also includes a potential change in the number of shares to be issued for each January 2024 PIPE Warrant depending on the change in the exercise price of such January 2024 PIPE Warrant. Net proceeds from the January 2024 Offering were approximately $2.0 million.

e.	Omnibus Equity Inventive Plan

On November 14, 2023, the shareholders of the Company approved the Omnibus Equity Incentive Plan, or the Omnibus Plan. Pursuant to the Omnibus Plan, the Company is authorized to grant options or restricted share units (“RSUs” and together with “Options”, “Awards” or “Stock Awards”) to officers, directors, employees and consultants enabling them to acquire up to 20% of our issued and outstanding Common Shares. The Awards can be granted for a maximum of 10 years and vest as determined by the Board.