Form 20-F/A
period 2023-10-31
Clearmind Medicine Inc.
filed 2024-03-18
CIK 1892500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (“Amendment No. 1”) is being filed by Clearmind Medicine Inc. (the “Registrant”) for the sole purpose of addressing the following items in the Registrant’s Annual Report on Form 20-F for the year ended October 31, 2023, filed with the Securities and Exchange Commission on January 29, 2024 (the “Annual Report”) and to file the exhibits relating thereto:

●	To revise the report of the predecessor Independent Public Accounting Firm to exclude reference to the audit of retrospective adjustments to comparison financial information for the year ended October 31, 2021 related to the November 28, 2023 reverse share split and change in presentation currency, which reference was dual-dated after the predecessor auditor’s registration with the PCAOB was withdrawn, and to re-issue the report of the Independent Registered Public Accounting Firm of the Company’s auditors pursuant to the engagement of the Company’s auditors in March 2024 to audit such retrospective adjustments to the consolidated financial statements for the year ended October 31, 2021.

This Amendment No. 1 consists of: a cover page; this explanatory note; Item 19 (as amended); the signature page; the Registrant’s consolidated financial statements, which includes amended Reports of two Independent Registered Public Accounting Firms; and the amended exhibits referenced in Item 19.

Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the Annual Report was filed.

1

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Articles of Association of the Company, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the registrant’s registration statement on Form F-1, as amended, filed with the SEC on August 18, 2022 (File No. 333-265900)).

2.1*	Description of Securities.

4.1	Form of Underwriter’s Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.2	Form of Indemnification Agreement (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.3	Stock Option Plan (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.4	Subscription Agreement with Medigus Ltd. (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.5	SciSparc Cooperation Agreement (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.6	Amendment to Subscription Agreement with Medigus Ltd. (included as Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on September 20, 2022, and incorporated herein by reference).

4.7*#	Executive Officer Clawback Policy.

4.8	Form of Placement Agent Agreement by and between the Company and Aegis Capital Corp (included as Exhibit 1.1 to our Report on Form 6-K as filed with the Securities Exchange Commission on April 6, 2023, and incorporated herein by reference).

4.9	Form of Common Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 30, 2023, and incorporated herein by reference).

4.10	Form of Pre-Funded Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 30, 2023, and incorporated herein by reference).

4.11	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 27, 2023, and incorporated herein by reference).

4.12	Form of Placement Agent Agreement by and between the Company and Aegis Capital Corp (included as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.13	Form of Common Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.14	Form of Pre-Funded Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.15	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

8.1	List of Subsidiaries (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on February 3, 2023, and incorporated herein by reference).

2

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1**	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, independent registered public accounting firm.

15.2**	Consent of Saturna Group Chartered Professional Accountants LLP

16.1*	Letter from Saturna Group Chartered Professional Accountants LLP, dated January 29, 2024.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed on January 29, 2024.
**	Filed herewith.

#	Management contract or compensatory plan.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report filed on its behalf.

CLEARMIND MEDICINE INC.

Date: March 18, 2024	By:	/s/ Dr. Adi Zuloff-Shani
Dr. Adi Zuloff-Shani
Chief Executive Officer

4

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

The consolidated financial statements of the Company for the year ended October 31, 2021, before the effects of the adjustments to retrospectively apply the effects of the November 28, 2023 reverse share split and change in presentation currency from the Canadian dollar to the U.S. dollar discussed in Note 1c and 1d to the financial statements, were audited by other auditors whose report, dated March 8, 2022, (except as to Note 1c which is as of October 19, 2022) expressed an unqualified opinion on those statements. We have also audited the adjustments to the consolidated financial statements for the year ended October 31, 2021 to retrospectively apply the effects of the November 28, 2023 reverse share split, as discussed in Note 1c, and the change in presentation currency from the Canadian dollar to the U.S. dollar, as discussed in Note 1d to the financial statements. Our procedures related to the retrospective adjustments for the reverse share split included (1) comparing the amounts shown in the earnings per share disclosures for 2021 to the Company’s underlying accounting analysis, (2) comparing the previously reported shares outstanding and income statement amounts per the Company’s accounting analysis to the previously issued consolidated financial statements, and (3) recalculating the adjusted shares to give effect to the reverse share split and testing the mathematical accuracy of the underlying analysis. Our procedures related to the retrospective adjustments for the change in presentation currency from the Canadian dollar to the U.S. dollar included (1) obtaining the Company’s underlying accounting analysis prepared by management of the retrospective adjustments for the change in presentation currency and comparing the retrospectively adjusted amounts per the 2021 consolidated financial statements to such analysis, (2) comparing previously reported amounts to the previously issued consolidated financial statements for such year, (3) testing the mathematical accuracy of the accounting analysis. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2021 consolidated financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2021 consolidated financial statements taken as a whole.

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

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

January 29, 2024 (March 18, 2024, as to the November 28, 2023 reverse share split described in Note 1c and the change in presentation currency discussed in Note 1d)

We have served as the Company’s auditor since 2023.

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