Form 20-F/A
period 2023-10-31
Clearmind Medicine Inc.
filed 2024-03-27
CIK 1892500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 2)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

Auditor Name:	Auditor Location:	Auditor Firm ID:
Brightman Almagor Zohar & Co.	Tel Aviv, Israel	1197

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F (“Amendment No. 2”) is being filed by Clearmind Medicine Inc. (the “Registrant”) for the sole purpose of addressing the following items in the Registrant’s Annual Report on Form 20-F for the year ended October 31, 2023, filed with the Securities and Exchange Commission on January 29, 2024, as amended on March 18, 2024 (the “Annual Report” and “Amendment No. 1”, respectively) and to file the exhibits relating thereto:

●	To include the certifications pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) and Rule 15d-14(b), signed by each of the Registrant’s principal executive officer and principal financial officer, which were omitted from Amendment No. 1.

This Amendment No. 2 consists of: a cover page; this explanatory note; Item 19 (as amended); the signature page; and the amended exhibits referenced in Item 19.

Other than as expressly set forth herein, this Amendment No. 2 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 2 reflect any events that have occurred after the Annual Report was filed.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Articles of Association of the Company, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the registrant’s registration statement on Form F-1, as amended, filed with the SEC on August 18, 2022 (File No. 333-265900)).

2.1*	Description of Securities.

4.1	Form of Underwriter’s Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.2	Form of Indemnification Agreement (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.3	Stock Option Plan (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.4	Subscription Agreement with Medigus Ltd. (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.5	SciSparc Cooperation Agreement (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.6	Amendment to Subscription Agreement with Medigus Ltd. (included as Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on September 20, 2022, and incorporated herein by reference).

4.7*#	Executive Officer Clawback Policy.

4.8	Form of Placement Agent Agreement by and between the Company and Aegis Capital Corp (included as Exhibit 1.1 to our Report on Form 6-K as filed with the Securities Exchange Commission on April 6, 2023, and incorporated herein by reference).

4.9	Form of Common Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 30, 2023, and incorporated herein by reference).

4.10	Form of Pre-Funded Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 30, 2023, and incorporated herein by reference).

4.11	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 27, 2023, and incorporated herein by reference).

4.12	Form of Placement Agent Agreement by and between the Company and Aegis Capital Corp (included as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.13	Form of Common Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.14	Form of Pre-Funded Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.15	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

8.1	List of Subsidiaries (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on February 3, 2023, and incorporated herein by reference).

12.1**	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2**	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1***	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, independent registered public accounting firm.

15.2***	Consent of Saturna Group Chartered Professional Accountants LLP

16.1*	Letter from Saturna Group Chartered Professional Accountants LLP, dated January 29, 2024.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed on January 29, 2024.
**	Filed herewith.
***	Previously filed on March 18, 2024.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the Annual Report filed on its behalf.

CLEARMIND MEDICINE INC.

Date: March 27, 2024	By:	/s/ Dr. Adi Zuloff-Shani
Dr. Adi Zuloff-Shani
Chief Executive Officer

4