Form 20-F
period 2024-10-31
Clearmind Medicine Inc.
filed 2025-01-22
CIK 1892500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2024

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

Dr. Adi Zuloff-Shani

Chief Executive Officer

101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5
Tel: 973.536.1016

Email: invest@clearmindmedicine.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Common shares, no par value per share	CMND	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of October 31, 2024: 4,265,186 Common shares.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

As of November 1, 2022, our reporting currency and functional currency in our financial statements is the United States dollar. Amounts denominated in United States Dollars are states as “$” “dollars” or “USD”. Unless otherwise expressly stated or the context otherwise requires, references in this Annual Report to “CAD$” are to Canadian Dollars.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the ability of our pre-clinical and any future clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results;

●	the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

●	the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates, as well as the potential healthcare costs saved through utilizing our future product candidates;

●	the ability of our future product candidates to address needs not currently addressed by the psychedelic industry;

●	the ability of our future product candidates to address needs not currently addressed by the psychedelic industry;

●	our ability to obtain and maintain regulatory approval of our future product candidates;

●	our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the ability of our management team to oversee our drug research programs;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our ability to compete with other companies who offer products that address similar issues that our future product candidates will address;

●	our financial performance;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	difficulties in our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians;

●	our ability to restructure our operations to comply with future changes in government regulation;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We have incurred losses since our inception. We anticipate that we will incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

●	Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

●	We have never generated any revenue from product sales and may never be profitable.

●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all.

Risks Related to the Clinical Development, Regulatory Review and Approval of our Product Candidates

●	Most of our product candidates are in preclinical development. To date, we have not enrolled any patients to our clinical trials.

●	We may not receive, or may be delayed in receiving, the necessary approvals for MEAI or future products.

●	Clinical and preclinical development is uncertain.

●	Clinical trials of our product candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate.

●	Our current product candidates and future therapeutic candidates contain psychedelic substances, and may be subject to controlled substance laws and regulations.

●	Our product candidates contain potentially controlled substances, the use of which may generate public controversy.

●	Any clinical trials that we may conduct in the future to demonstrate substantial evidence of the safety and effectiveness of product candidates that we may identify and pursue for their intended uses.

●	Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain.

●	The results of early-stage clinical trials and preclinical studies may not be predictive of future results.

●	Research and development of drugs targeting the Central Nervous System is particularly difficult.

●	If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

●	Use of our product candidates could be associated with side effects, adverse events or safety risks.

●	Even if any of our current or future product candidates receives regulatory approval, it may fail to achieve market acceptance necessary for commercial success.

●	If we are unable to obtain regulatory approval in one or more jurisdictions for any product candidates that we may identify and develop, our business will be substantially harmed.

●	Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change, which could result in material changes in the final data.

●	Certain of the product candidates we are developing are complex and difficult to manufacture. We could experience manufacturing problems that result in delays or otherwise harm our business.

●	We may not elect or be able to take advantage of any expedited development or regulatory review and approval processes available to drug product candidates.

●	For any approved product, we will be subject to ongoing regulatory obligations and continued regulatory review and we may be subject to penalties if we fail to comply.

Risks Related to Commercialization

●	If we are unable to establish sales and marketing capabilities or enter into agreements to sell and market any product candidates, we may not be successful in commercializing those product candidates.

●	The third-party payor coverage and reimbursement status of newly approved products is uncertain.

●	If we fail to comply with healthcare laws, we could face substantial penalties and our business, financial condition and results of operations could be adversely affected.

●	We may become subject to U.S. federal and state forfeiture laws which could negatively impact our business operations.

●	Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, private litigation, and/or adverse publicity.

●	We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before we do or develop therapies that are safer, more advanced or more effective than ours.

●	If the market opportunities for our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

Risks Related to Reliance on Third Parties

●	We may seek to enter into additional collaborations and other similar arrangements and may not be successful in entering into new arrangements, and even if we are, we may not realize the benefits of such relationships.

●	Collaborative relationships with third parties could cause us to expend significant resources and incur substantial business risk with no assurance of financial return.

●	We rely on third parties to assist in conducting our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily.

●	Our use of third parties to manufacture and develop our product candidates for preclinical studies and clinical trials may increase the risk that we will not have sufficient quantities of materials.

●	We have no sales, distribution, or marketing experience, and may invest significant financial and management resources to establish these capabilities.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets.

●	We may not have sufficient patent lifespan to effectively protect our products and business.

●	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

●	If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

●	If we are unable to maintain effective proprietary rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our product candidates.

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

●	We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

●	We may be subject to claims challenging the inventorship of our intellectual property.

●	We may not be able to protect our intellectual property rights throughout the world.

Risks Related to Our Business Operations

●	We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

●	Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates.

●	We may not be successful in our efforts to identify, discover or license additional product candidates.

●	European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information.

●	If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

●	Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

●	International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks.

Risks Related to Ownership of Our Common Shares

●	We may be or may become classified as a passive foreign investment company.

●	As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices and we will not be subject to certain U.S. securities laws.

●	We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Common Shares less attractive to investors.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Common Shares.

Risks Related to our Location in Israel and our International Operations

●	Part of our operations are conducted in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations and Israel’s war against them, may affect our operations.

●	Because we are incorporated in British Columbia and some of our directors and officers are in Canada, it may be difficult for U.S. investors to enforce civil liabilities. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers outside of Canada.

●	Operating outside of the United States presents specific risks to our business.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred losses since our inception. We anticipate that we will incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

We are a clinical pharmaceutical company. We have incurred operating losses each year since our inception, including operating losses of $ 5,744,925, $6,303,434 and $6,251,431 for the years ended October 31, 2024, 2023 and 2022, respectively. As of October 31, 2024, we had an accumulated deficit of $24,022,741. We have devoted substantially all of our financial resources to designing and developing MEAI, including preclinical studies and providing general and administrative support for these operations. We expect that our expenses and operating losses will increase for the foreseeable future as we continue clinical development of MEAI for the treatment of alcohol use disorder, or AUD and obesity and metabolic disorder. Our ability to ultimately achieve revenues and profitability is dependent upon our ability to successfully complete the development of MEAI and any future product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

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

Our audited consolidated financial statements for the year ended October 31, 2024, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We have incurred losses in each year since our inception, including net losses of $5,254,678, $8,620,837 and $6,894,868 for the years ended October 31, 2024, 2023 and 2022, respectively. As of October 31, 2024, we had an accumulated deficit of $24,022,741 and a negative cash flows from operations of $4,858,659. These events and conditions, along with other matters, indicate that a material uncertainty exists that raise substantial doubt on our ability to continue as a going concern. The financial statements for 2024 do not include any adjustments that might result from the outcome of this uncertainty. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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

We are currently advancing MEAI through clinical development in multiple indications, in order to obtain regulatory approvals. Developing product candidates is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance product candidates through clinical trials and regulatory approvals. Furthermore, we expect to incur additional ongoing costs associated with operating as a public company.

To date, we have financed our operations primarily through the sale of equity securities. As of October 31, 2024, we had cash and cash equivalents of $6,573,813. We will require significant additional financing to fund our operations. Our future funding requirements will depend on many factors, including but not limited to:

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

In February 2024 and in July 2024, we announced that we were granted approval to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD by the Israeli Ministry of Health and by the FDA, respectively. Subsequently, in May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. The CM-CMND-001 clinical trial is designed to be a multinational, multi-center, Phase I/IIa single- and multiple-dose tolerability, safety and pharmacokinetic study in healthy volunteers and AUD subjects. In October 2024 and December 2024, we announced that we received Institutional Review Board, or IRB, approvals from Johns Hopkins University and Yale University, respectively, our clinical sites for part A of our Phase I/IIa clinical trial in the United States for treating patients suffering from AUD. Upon completion of the Phase I/IIa studies, if successful, we will be required to conduct additional clinical trials subject to securing additional financing.

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

Clinical testing is expensive, time consuming and subject to uncertainty. We cannot guarantee that any of our planned clinical trials will be conducted as planned or completed on schedule, if at all. Moreover, even if these trials are initiated or conducted on a timely basis, issues may arise that could result in the suspension or termination of such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

●	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

●	delays in confirming target engagement, patient selection or other relevant biomarkers (with respect to certain of our clinical trials) to be utilized in preclinical and clinical product candidate development;

●	delays in reaching a consensus with regulatory agencies as to the design or implementation of our clinical studies;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

●	delays in identifying, recruiting and training suitable clinical investigators;

●	delays in obtaining required IRB approval at each clinical trial site;

●	imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND or amendment, clinical trial application, or CTA, or amendment, investigational device exemption, or IDE, or supplement, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; or a negative finding from an inspection of our clinical trial operations or study sites;

●	developments in trials for other product candidates with the same targets or related modalities as our product candidates conducted by competitors that raise regulatory or safety concerns about risk to patients of the treatment, or if the FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

●	difficulties in securing access to materials for the comparator arm of certain of our clinical trials;

●	delays in identifying, recruiting and enrolling suitable patients to participate in clinical trials, and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;

●	difficulties in finding a sufficient number of trial sites, or trial sites deviating from trial protocol or dropping out of a trial;

●	difficulty collaborating with patient groups and investigators;

●	failure by CROs, other third parties, or us to adhere to clinical trial requirements;

●	failure to perform in accordance with the FDA’s or any other regulatory authority’s current good clinical practices requirements, or GCPs, or regulatory guidelines in other countries, including deficiencies in the manufacturing process, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

●	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

●	occurrence of adverse events, or AEs, undesirable side effects or other unexpected characteristics associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

●	the cost of clinical trials of any product candidates that we may identify and pursue being greater than we anticipate;

●	clinical trials of any product candidates that we may identify and pursue producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

●	transfer of manufacturing processes to larger-scale facilities operated by a Contract Manufacturing Organization, or CMO and delays or failures by our CMOs or us to make any necessary changes to such manufacturing process; and

●	delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of product candidates that we may identify for use in clinical trials or the inability to do any of the foregoing.

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

Further, successful and timely enrollment in clinical trials may be adversely affected by global health factors, including, among other things, pandemics such as a resurgence of COVID-19, such as:

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

As of October 31, 2024, our portfolio consisted of nineteen utility patent families including patents and applications having method of use and composition of matter claims. Fourteen of the patent families are solely owned by the Company and three are jointly owned; one with BIRAD Research and Development Company Ltd., or BIRAD, of Bar Ilan University Research, Ramat Gan Israel and the others with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum. In addition, we have licensed two patents from Yissum. The nineteen patent families include thirty granted patents and fifty three pending applications. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we or our licensors were the first to make the invention claimed in our owned and licensed patents or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming the other requirements for patentability are met, for United States patent applications filed prior to March 15, 2013, the first to conceive a claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the AIA, enacted on September 16, 2011, the United States has moved to a first to file system. The AIA also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. The courts have yet to address many of these provisions and the applicability of the AIA and new regulations on specific patents discussed herein continue to be promulgated. In general, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

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

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the U.S. and elsewhere are typically published approximately 18 months after the earliest filing to which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our product candidates or the use of our product candidates. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing of our product candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our product candidates that are held to be infringing. We might, if possible, also be forced to redesign our product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine and the security situation in Israel, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Environmental, social and corporate governance, or ESG, issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our Common Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended October 31, 2024 and in future taxable years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for United States federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Common Shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports. Together with adequate disclosure controls and procedures, effective internal controls are designed to prevent fraud. Any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, may require prospective or retroactive changes to our financial statements, or may identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

We are required to disclose changes made in our internal controls and procedures on an annual basis and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the Jumpstart Our Business Startups Act, or the JOBS Act, or a “non-accelerated filer” under SEC rules, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our common shares, including common shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We previously identified material weaknesses in our internal control over financial reporting related to lack of segregation of duties within account processes and systems, inadequate documentation to evidence the operation of some of our controls, inconsistent procedures and approvals, lack of periodic user access reviews, lack of assessment of controls of financially significant vendors and insufficient written policies and procedures for accounting, IT and financial reporting and record keeping for the year ended October 31, 2023.

We took a number of measures to address the material weaknesses that were identified, including independent review and approval of transactions and reconciliations in some processes by hiring personnel and segregating duties amongst the team and the implementation of processes to document and retain evidence to support reviews and reconciliations. Except for additional personnel costs and the cost of systems and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan. See “Item 5.E — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.”

Although as of October 31, 2024, the material weaknesses in our internal control over financial reporting had been remediated, there can be no assurance that we will not suffer from other material weaknesses in the future. If we fail to maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our ordinary shares. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

Risks Related to our Location in Israel and our International Operations

Part of our operations are conducted in Israel. Conditions in Israel, including the current security situation in Israel, may affect our operations.

Our operations are located in the State of Israel. In addition, certain of our key employees and officers, including our chief executive officer, are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. As of January 21, 2025, none of our directors, officers or employees are serving in active or reserve duty. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with with the Hezbollah terror organization), with the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. It is possible that hostilities with Iran, Hezbollah, the Houthis and Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles, has threatened to continue to attack Israel, and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical studies, facilities or the manufacturing or supply of our drug candidates. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general, and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred, and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

General Risk Factors

We incur significant increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares are listed in the United States, we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, the other rules and regulations of the SEC, and the rules and regulations of Nasdaq that apply to public companies such as us. The expenses that are required in order to be a public company are material and compliance with the various reporting and other requirements applicable to public companies require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our ordinary shares and could adversely affect our ability to access the capital markets.

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

Originally, we operated as a mineral resource exploration operations company. In September 2020, we announced a shift of the focus of our business to the development of innovative psychedelic therapies. This process involved the acquisition of all rights, title and interests in several patent applications for the treatment of alcohol abuse disorder and various other non-controlled binge behaviors. As part of this process, we announced a Change of Business, or COB, listing on the Canadian Securities Exchange, or CSE. The COB became effective in November 2020. In May 2021, we completed all of the requirements of the CSE for a COB listing. On March 14, 2024, we voluntarily delisted our Common Shares from the CSE.

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

B. Business Overview

Overview

We are a clinical pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines to solve widespread, yet under-served, health problems. Our goal is to develop and provide new type of treatments for mental health disorders, including AUD, binge drinking and eating disorders, where there is significant unmet need and lack of innovation. We see psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. We believe that our solution for AUD can help solve one of the world’s biggest health problems, which costs the United States alone roughly $250 billion each year.

Our flagship treatment and focus for the short term is on AUD, which is incredibly common. It varies from mild to excessive and describes a person’s inability to restrict their alcohol consumption, despite negative social, occupational, or health consequences. Alcohol consumption contributes to 3 million deaths each year globally and is the third most common preventable cause of death in the United States. In January 2025, the U.S. Surgeon General released a new Surgeon General’s Advisory on Alcohol and Cancer Risk, outlining the direct link between alcohol consumption and increased cancer risk, which is in addition to other common risks associated with excessive alcohol consumption. Apart from potentially changing people’s lives, we believe that our treatment could potentially reduce the amount currently being spent on the consequences of AUD in the United States, Europe, India, China and other countries around the world. We also believe that our treatment may address binge drinking. 178,000 people die every year in the United States alone due to binge drinking.

We are currently focusing our research programs on the uses of MEAI for the treatment of AUD, weight loss and metabolic disorders and as an alcohol substitute consumer products. On the consumer side, we are developing an alcohol substitute which may offer a solution that adults can enjoy without the extensive damage that comes with alcohol, such as higher risk to get cancer and other wide range of adverse effects on almost every part of the body, including the brain, liver, pancreas and the immune system. We have completed a series of pre-clinical, investigational new drug—, or IND—, enabling studies in the United States and China that are required before we can study our compound for the first time in humans. These studies include pharmacokinetic and toxicological studies in rats and dogs in order to assess the safety profile of our compound and characterization of the drug metabolism. We have conducted several metabolism studies designed to better understand the way 5-Methoxy-2-aminoindane, or MEAI, is digested in several species. In addition, we have conducted a pre-clinical animal model of AUD to characterize the effect of MEAI on alcohol consumption. This study involved testing the effect of MEAI’s ability to curb alcohol cravings after exposing mice to prolonged alcohol consumption over a short period, mimicking binge alcohol consumption in humans.

In February 2024 and in July 2024, we announced that we were granted approval by the Israeli Ministry of Health and by the FDA, respectively to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. Subsequently, in May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. In October 2024 and December, we announced that we received IRB approvals from Johns Hopkins University and Yale University, respectively, our clinical sites for part A of our Phase I/IIa clinical trial in the United States for treating patients suffering from AUD.

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

Phase I/IIa Clinical Study

In February 2024, we announced that we had submitted an IND application with the FDA, requesting approval to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in subjects suffering from AUD. Subsequently and after submission of a similar application to the Israeli Ministry of Health, in May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States. In October 2024 and December 2024, we announced that we received IRB approvals from Johns Hopkins University and Yale University, respectively, our clinical sites for part A of our Phase I/IIa clinical trial in the United States for treating patients suffering from AUD.

The Israeli study site is IMCA in Ramat-Gan and is be led by Prof. Mark Weisser, M.D. Our U.S. sites for the CM-CMND-001 clinical trial are Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. The Yale site is led by Anahita Bassir Nia, MD, a specialist in substance abuse, including alcohol abuse. The Johns Hopkins site will be led by Jennifer Ellis, PhD, Associate Professor of Psychiatry and Behavioral Sciences as the principal investigator, who will be supported by co-investigators Professor Eric Strain, Director, Behavioral Pharmacology Research Unit of the Johns Hopkins University School of Medicine.

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

The Phase I part of the Phase I/IIa clinical study is an open label, randomized study to evaluate the safety and pharmacokinetics of single ascending doses of MEAI oral capsules. In the study we are utilizing a hybrid model where we study the effects of MEAI in healthy volunteers and AUD patients. Single ascending doses will be distributed in up to 4 cohorts, with 6 subjects per dose. s As the study moves forward, we will determine the distribution of the cohorts based, among other things, on the rate in which we can enroll patients at each site.

The Phase IIa part of the Phase I/IIa clinical study is a double-blind, randomized, , placebo-controlled study to assess the safety of multiple doses of MEAI in healthy volunteers and AUD subjects and as a secondary endpoint, the potential effect of MEAI on drinking patterns and cravings in individuals with AUD in accordance with DSM-V criteria. Two cohorts of 18 subjects per cohort will be given the highest tolerated doses and placebo (2:1 ratio). Oral capsules will be given once daily, for five consecutive days. The patients will complete diaries and questionnaires to report on their drinking patterns and craving for alcohol during the clinical trial period.

We will be using a Pharmacokinetics, or PK, assessment in both phases of the Phase I/IIa study. PK is defined by the American Society of Health-System Pharmacists as the study of the time course of a drug absorption, distribution, metabolism, and excretion in animals and human. Typical PK assessments include blood and organs collections at standard time intervals in order to test the drug level in the various tissues as function of time. The pharmacokinetic information as studied in animals has application to the safe and effective therapeutic management of drugs in an individual patient. In our study, our PK assessment will consist of collecting blood from all subjects enrolled in the study at the following timepoints:

(i)	Phase 1 - before dosing and at multiple time points (at 0.25, 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and 24-hour post drug administration.

(ii)	Phase 2 - before the first dosing and at multiple time points (at 0.25, 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and, 24-hour post drug administration and before the last dosing and at multiple time points (at 0.25, 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and, 24-hour post last drug administration

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

Intellectual Property

Our success depends in large part on our ability to obtain and maintain protection of intellectual property, particularly patents, in the United States and other countries with respect to product candidates, uses and other technologies that are important to our business. In addition to patent protection, we also may rely on trade secrets to protect aspects of our business for which we do not consider patent protection appropriate.

The Company’s intellectual portfolio currently consists of nineteen utility patent families, including patents and applications having method of use and composition of matter claims. Fourteen of the patent families are solely owned by the Company, one is jointly owned with BIRAD, the R&D company of Bar-Ilan University and two are jointly owned with Yissum, the Research Development Company of the Hebrew University of Jerusalem. In addition, we have licensed two patents from Yissum Research Development Company of the Hebrew University of Jerusalem. The nineteen patent families include thirty granted patents and fifty three pending applications:

●	Alcoholic Beverage Substitute: 9 patents, 6 pending applications. The 20 year term for the “Alcoholic Beverage Substitutes” family ends on December 9, 2035.

●	Binge Behavior Regulators: 21 patents, 4 pending applications. The “Binge Behavior Regulators” family has a 20-year term that ends December, 9, 2035.

●	Benzofurans as Fail Safes for MDMA Therapy: 5 pending applications. The 20 year term for this family ends on October 6, 2042.

●	2-FDCK for Treatment of Depression, Including Treatment-Resistant Depression: 7 pending applications. The 20 year term for this family ends on October 18, 2042.

●	Compositions comprising MEAI and n-acylethanolamines and uses thereof: 10 pending applications. The 20 year term for this family ends on March 6, 2043.

●	MEAI for the treatment of Cocaine Addiction: 7 pending applications. The 20 year term for this family ends on May 31, 2043.

●	MEAI for the treatment of Metabolic Syndrome: 1 pending application. The 20 year term for this family ends on September 20, 2043.

●	Compositions comprising 3MMC and n-acylethanolamines for the treatment of dyskinesia: 1 pending application. The 20 year term for this family ends on July 26, 2044.

●	Compositions comprising MDMA and n-acylethanolamines uses thereof: 1 pending application. The 20 year term for this family ends on February 14, 2044.

●	Combinations of LSD and n-acylethanolamines: 1 pending application. The 20 year term for this family ends on February 9, 2044.

●	Compositions comprising of ketamine and n-acylethanolamines: 1 pending application. The 20 year term for this family ends on February 14, 2044.

●	Compositions comprising of ibogaine and n-acylethanolamines: 1 pending application. The 20 year term for this family ends on February 14, 2044.

●	Compositions comprising of psilocybin and n-acylethanolamines: 1 pending application. The 20 year term for this family ends on February 9, 2044.

●	Compositions comprising of DMT and n-acylethanolamines: 1 pending application. The 20 year term for this family ends on February 9, 2044.

●	MEAI for the treatment of depression: 1 pending application. The 20 year term for this family ends on March 22, 2044.

●	Compositions and methods for treating eating disorders: 1 pending application. The 20 year term for this family ends on March 20, 2045.

●	Psychoactive compounds, methods of their preparation and uses thereof in the treatment of mental disorders: 1 pending application

●	Psychedelic compounds, methods of their preparation and uses thereof: 1 pending application

●	5-methoxy-2-aminoindan in methods for treating metabolic syndrome. The 20 year term for this family ends on July 8, 2045.

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

The Benzofurans as Fail Safes for MDMA Therapy patent family discloses a method for treating subjects who are resistant to MDMA-assisted psychotherapy, or those for whom MDMA has become ineffective, undesirable, or inappropriate.

The 2-FDCK for Treatment of Depression, Including Treatment-Resistant Depression patent family is directed to methods of administering 2-fluorodeschloroketamine to treat depression, including depression in patients who have developed resistance to previously used treatment therapies, such as ketamine.

Compositions comprising MEAI and n-acylethanolamines and uses thereof patent family is part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to the compositions and methods for potentiating therapeutic effects and/or reducing side-effects of MEAI. The present invention provides pharmaceutical compositions comprising MEAI and N-acylethanolamines, for example, Palmitoylethanolamide, or PEA, and methods for their use in a variety of indications amenable to treatment with MEAI.

MEAI for the Treatment of Cocaine Addiction patent family was filed jointly with BIRAD on May 31, 2023, and is part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to the methods for treating cocaine addiction by administering a therapeutically effective amount of MEAI and the methods of treatment comprise administering MEAI in combination with N-acylethanolamines, for example, PEA.

MEAI for the Treatment of Metabolic Syndrome patent family was filed jointly with Yissum, on September 20, 2023. The invention disclosed therein is directed to the methods for treating metabolic syndrome by administering a therapeutically effective amount of MEAI and methods comprising administering MEAI in combination with N-acylethanolamines, for example, PEA.

Compositions comprising 3MMC and n-acylethanolamines and methods for treating dyskinesias such as tardive dyskinesia is a patent family filed on July 27, 2023, as part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of 3MMC. The present invention provides pharmaceutical compositions comprising 3MMC and N-acylethanolamines, for example, Palmitoylethanolamide, or PEA, and methods for their use in treating dyskinesias such as tardive dyskinesia.

Compositions comprising 3,4-METHYLENEDIOXYMETHAMPHETAMINE and n-acylethanolamines and uses thereof is a patent family filed on February 15, 2023, as part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to the compositions and methods for potentiating therapeutic effects and/or reducing side-effects of 3,4-METHYLENEDIOXYMETHAMPHETAMINE. The present disclosure encompasses compositions and methods for potentiating therapeutic effects and/or reducing side-effects of 3,4-methylenedioxymethamphetamine (MDMA). The disclosure provides pharmaceutical compositions and combinations comprising MDMA and N-acylethanolamines, for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to post-traumatic stress disorder (PTSD), anxiety, and eating disorders.

Compositions comprising LYSERGIC ACID DIETHYLAMIDE and N-acylethanolamines and uses thereof is a patent family filed on February 10, 2023, as part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of lysergic acid diethylamide (LSD). The patent application provides pharmaceutical compositions and combinations comprising LSD and N-acylethanolamines, and methods for their use in a variety of indications amenable to treatment, including, but not limited to, depression, anxiety, headaches, alcoholism, and pain.

Compositions comprising KETAMINE and N-acylethanolamines and uses thereof is a patent family filed on February 15, 2023, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of ketamine. The patent application provides pharmaceutical compositions and combinations comprising ketamine and N-acylethanolamines, for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to depression, suicidal ideation, bipolar disorder, seizures, and pain.

Compositions comprising IBOGAINE and N-acylethanolamines and uses thereof is a patent family filed on February 15, 2023, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of ibogaine. The patent application provides pharmaceutical compositions and combinations comprising ibogaine and N-acylethanolamines for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to substance addiction and opioid dependence.

Compositions comprising PSILOCYBIN and N-acylethanolamines and uses thereof is a patent family filed on February 10, 2023, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of psilocybin. The patent application provides pharmaceutical compositions and combinations comprising psilocybin and N-acylethanolamines, for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to substance addiction and dependence.

Compositions comprising N,N-DIMETHYLTRYPTAMINE and N-acylethanolamines and uses thereof is a patent family filed on February 10, 2023, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of N,N-dimethyltryptamine. The patent application provides pharmaceutical compositions and combinations comprising N,N-dimethyltryptamine and N-acylethanolamines for example, Palmitoylethanolamide (PEA) and methods for their use in a variety of indications amenable to treatment with N,Ndimethyltryptamine, including, but not limited to cerebral ischemia and hypoxia.

Compositions comprising 5-METHOXY-2-AMINOINDAN for treatment of depression is a patent family filed on March 29, 2023. The patent application relates to compositions and methods for treatment of depression. The patent application provides pharmaceutical compositions comprising 5-methoxy-2-aminoindan (“MEAI”) and methods for their use in treatment of depression.

COMPOSITIONS AND METHODS FOR TREATING EATING DISORDERS is a pending provisional application directed to treating eating disorders with 3-MMC. If converted to a nonprovisional, the 20 year term for this family ends on March 20, 2045.

5-methoxy-2-aminoindan is a pending provisional application directed to methods for treating metabolic syndrome using 5-methoxy-2-aminoindan. If converted to a nonprovisional, the 20 year term for this family ends on July 8, 2045.

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

License Agreements

On January 15, 2024, we entered into a license agreement with BIRAD, the research and development company of Bar-Ilan University, which provides us with an exclusive, perpetual, worldwide and sublicensable license to use the joint patent that we have with BIRAD to further develop, manufacture and commercialize products for innovative treatment of cocaine addiction (“the BIRAD License Agreement”). According to the BIRAD License Agreement, we shall pay BIRAD royalties at the rate of 1.5% of net sales, as well as certain fees in the case of sublicenses or an “exit” event, all subject to the terms as described in the BIRAD License Agreement. We will also pay BIRAD different payments when reaching several milestones.

On March 19, 2024, we entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides us with an exclusive, perpetual, worldwide and sublicensable license to use to Yissum’s patent titled “psychedelic compounds, methods of their preparation and uses thereof” to further develop, manufacture, and commercialize innovative compounds targeted at treating post traumatic stress disorder and other health conditions (the “Yissum PTSD License Agreement”) According to the Yissum PTSD License Agreement, we are required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning of the fifth anniversary of the effective date of the Yissum PSTD License Agreement, and royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicensing or an exit event, all subject to the terms as described in the Yissum PTSD License Agreement. We will also pay Yissum different payments when reaching several milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum PSTD License Agreement) vest solely in Yissum, and we shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of our development shall be solely owned by us.

On March 31, 2024 we entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides us with an exclusive, perpetual, worldwide and sublicensable license to use Yissum’s patent “psychoactive compounds, methods of their preparation and uses thereof in the treatment of mental disorders” to further develop, manufacture, and commercialize innovative compounds targeted at Generation 3.0 psychedelic compounds for the treatment of mental disorders (the “Yissum Psychedelic License Agreement). According to the Yissum Psychedelic License Agreement, we are required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning of the fifth anniversary of the effective date of the Yissum Psychedelic License Agreement, and we shall pay Yissum royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicenses or an exit event, all subject to the terms as described in the Yissum Psychedelic License Agreement. We will also pay Yissum different payments when reaching several milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum Psychedelic License Agreement( vest solely in Yissum, and we shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of our development shall be solely owned by us.

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

Employees

As of January 21, 2024, our senior management team is comprised of Adi Zuloff-Shani (Chief Executive Officer), Mark Haden (Vice President of Business Development), and Alan Rootenberg (Chief Financial Officer). Beyond our senior management team, we have one additional part-time employee and we engage with various consultants and service provides from time to time, including outsourced research and development providers. All of our employees are located in Israel and Canada. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

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

D. Property, Plant and Equipment

Our registered offices are located at 101 – 1220 West 6th Avenue Vancouver, British Columbia V6H1A5 and our principal executive offices are located at 20 Raoul Wallenberg St Tel-Aviv, 6971916, Israel. On June 13, 2024, we entered into an agreement with SciSparc for the lease of office space in Tel Aviv, Israel for our principal executive officers, having a total area of approximately 386 square meters. we occupy approximately 193 square meters of the space for our offices. The rental period is from April 1, 2024 to March 31, 2026. Our base rent was ILS 12,500 per month ($3,400) during the term of the lease.

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

CLEARMIND MEDICINE INC.

(Expressed in United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in the annual report. Our discussion and analysis for the year ended October 31, 2023 can be found in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended October 31, 2023, filed with the SEC on January 29, 2024, as amended by Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended October 31, 2023, filed with the SEC on March 18, 2024, as amended by Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended October 31, 2023, filed with the SEC on March 27, 2024 (File No. 001-41557).

Overview

We are a clinical pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines to solve widespread, yet under-served, health problems. Our goal is to develop and provide a new type of treatment for mental health disorders, including AUD, binge drinking and eating disorders, where there is significant unmet need and lack of innovation. We see psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. We believe that our solution for AUD can help solve one of the world’s biggest health problems, which costs the United States alone roughly $250 billion each year.

We have experienced net losses in every period since our inception in 2017. We incurred net losses of $5,254,678, $8,620,837 and $6,894,868 for the years ended October 31, 2024, 2023 and 2022, respectively. As of October 31, 2024, we had an accumulated deficit of $24,022,741. We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our research and development activities and as we hire additional employees over the coming years.

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

Year Ended October 31, 2024 Compared to Year Ended October 31, 2023

Research and development expenses

Research and development expenses for the year ended October 31, 2024, amounted to $1,382,808, representing a decrease of $161,421, or 10.5%, compared to $1,544,229 for the year ended October 31, 2023. The decrease compared to the prior period mainly resulted from the expenses incurred to complete our pre-clinical program ahead of the commencement of our clinical trial.

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

In March 2023, we announced that we had submitted an IND application with the FDA, requesting approval to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. Subsequently, in May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. In February 2024, we received approval to commence its Phase I/IIa clinical trial of CMND – 100 for AUD from the Israeli Ministry of Health, and in October 2024 and December 2024 we announced that we received IRB approval from Johns Hopkins University in Maryland, U.S.A. and Yale University in Connecticut, U.S.A., respectively, our clinical sites for part A of our Phase I/IIa clinical trial in the United States for treating patients suffering from AUD.

The CM-CMND-001 clinical trial is designed to be a double blind, placebo controlled, multinational, multi-center, Phase I/IIa single- and multiple-dose tolerability, safety and pharmacokinetic study in healthy volunteers and AUD subjects. Upon completion of the Phase I/IIa studies, if successful, we will be required to conduct additional clinical trials subject to securing additional financing.

Additionally, the Company entered into research agreements with scientists from several universities in Israel; two agreements with Yissum and one agreement with BIRAD. For additional information, see “Item 4.B. Business Overview—Intellectual Property—License Agreements.”

In addition, the Company has completed a serious of research programs, with Professor Joseph Tam from the Hebrew University through Yissum for the research of MEAI on food intake, metabolic and activity profiles. Following the completion of the research program, we and Yissum obtained a jointly owned patent in for which we entered into a license Agreement in December 2022 in connection with the patent for the use of MEAI in methods for methods for treating metabolic syndrome titled “use of 5-METHOXY-2-AMINOINDAN (“MEAI”) in methods for treating metabolic syndrome”.

Also, a research agreement signed with BIRAD, Bar Ilan University Research and Development Company, in Ramat Gan, Israel, for the research of the safety, efficacy and other characteristics of MEAI as completed under the leadership of Professor Gal Yadid was also completed. Following the completion of the research program, we and BIRAD obtained a jointly owned patent in May 2022, for the use of MEAI for the Treatment of Cocaine Addiction titled “Use of 5-METHOXY-2-AMINOINDAN (“MEAI”) in methods for treating cocaine addiction”.

In addition, we have expended our IP portfolio that now includes nineteen utility patent families including patents and applications having method of use and composition of matter claims.

General and administrative expenses

General and administrative expenses for the year ended October 31, 2024, amount to $4,362,117, representing a decrease of $397,088, or 8.3%, compared to $4,759,205 for the year ended October 31, 2023. The decrease resulted primarily from a decrease in investor relations of $1,125,929, a decrease in professional fees of $212,170, offset by an increase in share-based compensation of $875,324.

Net loss and comprehensive loss

Net loss for the year ended October 31, 2024, amounted to $5,254,678 representing a decrease of $3,366,159, or 39.0%, compared to $8,620,837 for the year ended October 31, 2023. The decrease is as a result of a decrease in general and administrative expenses, a decrease in research and development expenses, an increase in the changes in fair value of derivative warrant liabilities of $2,897,788 and an increase in the interest income on deposits of $201,156.

Income Taxes

We have yet to generate taxable income in Canada. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Canada until we have taxable income after the full utilization of our carry forward tax losses. Our Israeli subsidiary pays income taxes in Israel in connection with its costs plus agreement with the Company.

B. Liquidity and Capital Resources

As of October 31, 2024, we had cash and cash equivalents on hand of $6,573,813 and a positive working capital of $2,956,793, compared to $5,427,739 and positive working capital of $824,760 as of October 31, 2023, respectively.

We may have capital requirements in excess of its currently available resources. In the event our plans change, our assumptions change or prove inaccurate, or our capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, we may be required to seek additional financing. There can be no assurance that we will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to us in the future.

As of October 31, 2024, we had accounts payable and accrued liabilities of $526,056. In January 2024, we completed a public offering of our common shares and warrants to purchase our common shares for gross proceeds of $2.4 million. These funds will be used to fund the Company in the near term.

We have financed our operations for the last year primarily from our issuance of Common Shares and warrants.

Prior Use of Proceeds

Since we announced the COB on May 25, 2021, we have raised an aggregate of approximately $19.6 million net of issuance costs. As of October 31, 2024, we had $6,573,813 in cash.

The table below describes the difference between our anticipated use of proceeds from public and private offerings completed since November 2022, as disclosed in previous filings with the SEC. The table shows the amounts actually spent for the period from November 1, 2022, through to October 31, 2024. The variances noted below do not have a material impact on our ability to achieve our business objectives and milestones. The table below does not include proceeds received from the exercise of warrants issued in such offerings.

Use of Available Funds	Disclosure Regarding Use of Proceeds (USD)	Spent through to October 31, 2024 (USD)
November 2022 Public Offering:
To advance the formulation and clinical development efforts in our MEAI patented compounds (completed);	1.5 million	1.5 million
To complete the pre-IND enabling studies and IND submission (completed)	1.0 million	1.0 million
To complete planned Phase I/IIa studies	3.5 million	0.8 million
The remainder for working capital and general corporate purposes and possible in-licensing of intellectual property for new product candidates	0.4 million	0.4 million
April 2023 Public Offering
General corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of our product candidates, working capital, future acquisitions and general capital expenditures	2.9 million	2.9 million
September 2023 Public Offering
For general corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of its product candidates, working capital, future acquisitions and general capital expenditures.	2.25 million	0.6 million
January 2024 Public Offering and Concurrent Private Placement
For general corporate purposes and working capital.	2.4 million	0.6 million

Year Ended October 31, 2024 Compared to Year Ended October 31, 2023

The table below shows a summary of our cashflows for the periods indicated:

Year Ended October 31,
	2024	2023
	USD in thousands
Net cash used in operating activities	(4,859)	(6,301)
Net cash used in investing activities	(238)	(26)
Net cash provided by financing activities	6,254	11,664
Effect of foreign exchange on cash	(11)	(38)
Net increase in cash	1,146	5,299

Net cash used in operating activities

Net cash used in operating activities for the year ended October 31, 2024, amounted to $ 4,858,659 representing an increase of $1,442,813, or 22.9%, compared to $6,301,472 for the year ended October 31, 2023. This decrease was mainly due to decrease in the net loss.

Net cash used in investing activities

Net cash used in investing activities for the year ended October 31, 2024, amounted to $238,097 representing an increase of $211,869 or 807.8%, compared to $26,228 for the year ended October 31, 2023. This increase was mainly due to acquisition of short-term investments.

Net cash provided by financing activities

Net cash provided by financing activities for the year ended October 31, 2024, amounted to $ 6,254,378 representing a decrease of $5,410,018, or 46.4%, compared to $11,664,396 for the year ended October 31, 2023. This decrease was due to fewer financing transactions in the current period when compared to the financing transactions in the prior period.

We have incurred losses and cash flow deficits from operations since inception, resulting in an accumulated deficit as of October 31, 2024 of $24,022,741. We anticipate that we will continue to incur net losses for the foreseeable future. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended October 31, 2024 to the year ended October 31, 2023— Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Components of Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from November 1, 2023 to October 31, 2024 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 2 to our consolidated financial statements, which are included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of October 31, 2024

Name	Age	Position
Dr. Adi Zuloff-Shani	57	Chief Executive Officer
Alan Rootenberg	72	Chief Financial Officer
Prof. Mark Haden	71	Vice President of Business Development
Amitay Weiss	63	Chairman of the Board of Directors
Yehonatan Shachar	34	Director
Oz Adler	39	Director
Asaf Itzhaik	53	Director
Hila Kiron-Revach	44	Director

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

Amitay Weiss, Director

Mr. Amitay Weiss has served Chairman of our Board of Directors since August 19, 2019. Mr. Weiss has served as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of ParaZero Technologies Ltd. (Nasdaq: PRZO) since August 2023 and as a member of its board since February 2022, chairman of the board of directors of Infimer Ltd. (TASE:INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE:GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (NASDAQ: CMND) since August 2019, Perihelion Capital Ltd (PCL.P:CVE) since June 2021, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015 and as a member of the board of directors and chief executive officer of SciSparc Ltd. (previously Therapix Biosciences Ltd.) (OTC:SPRCY) since August 2020. He previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE:VALU) from April 2016 to February 2021, Matomy Media Group Ltd. (LSE:MTMY, TASE:MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company, and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, M.B.A. in business administration and LL.B. from Ono Academic College, Israel.

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

Oz Adler, Director

Mr. Oz Adler has served as our Director since September 2021. Mr. Adler currently serves as the chief executive officer and chief financial officer of SciSparc Ltd. From December 2020 to April 2021, Mr. Adler served as the chief financial officer of Xylo Technologies. Mr. Adler also worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global between December 2012 and August 2017. Additionally, Mr. Adler currently serves on the board of directors of numerous private and publicly traded companies, including Rail Vision Ltd (NASDAQ:RVSN), Clearmind Medicine Inc. (NASDAQ: CMND) (OTC: CMNDF) (FSE:CWY), Chairman of Jeffs’ Brands Ltd and various private companies. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

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

Hila Kiron-Revach, Director

Ms. Hila Kiron-Revach has served as our director since September 2024. Ms. Kiron-Revach has served on the board of directors of Rail Vision Ltd. (Nasdaq: RVSN) since January 2024, as a member of the board of directors of Geffen Biomed Ltd. since 2014 and has been a member of the board of directors of Zmiha Investment House Ltd. since 2021. In 2021, Ms. Kiron-Revach served as a professional advisor to the chairman of the board of directors and acting secretary of Eilat Ashkelon Pipeline Company. From 2015 until 2021, Ms. Kiron-Revach served as a senior professional advisor to ministers in the Israeli government, including the minister of foreign affairs and minister of transportation. From 2012 until 2015, Ms. Kiron-Revach served as CEO of Hamil 38 – the Israeli Center for National Master Plan to Strengthen Existing Building in the Face of Earthquakes, Tama 38 Ltd. and as an attorney at Tabakman & Co. Law Firm. In 2007, Ms. Kiron-Revach founded Eliya – AB and served as its chief executive officer until 2010. Ms. Kiron-Revach holds an LL.B. from the Netanya Academic College and is a licensed attorney in Israel.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Scientific Advisory Board

We have a Scientific Advisory Board of eight researchers in the field(s) of: Psychiatry, Neuroscience, Neuropsychopharmacology, addiction, alcoholism and Clinical and Regulatory Affairs. We consult with the members of our Scientific Advisory Board on a regular basis.

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

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended October 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in United States dollars. Amounts paid in NIS are translated into United States dollars at the rate of NIS 3.7116= USD$1.00 for the year ended October 31, 2024 and NIS 3.6424 = USD$1.00 for the year ended October 31, 2023, based on the average representative rate of exchange between the NIS and the Unites States dollars as reported by the Bank of Israel.

	For the year ended October 31,
	2024	2023
Compensation of key management personnel of the Company:
CEO management fees	$283,965	$284,194
Share-based payment to CEO	163,552	125,695
CFO management fees	103,226	90,278
Share-based payment to CFO	22,308	2,824
Vice President of Business Development consulting fees	35,331	35,594
Share-based payment to Vice President of Business Development	(17)	(3,711)

Other related party transactions:
Directors’ fees	85,397	76,246
Share-based payment to Directors	115,303	11,038
Chairman management fees	157,206	106,015
Share-based payment to Chairman	181,425	110,943
All directors and officers as a group	$1,147,696	$839,116

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

As of October 31, 2024, options to purchase 5,521 Common Shares were granted to our directors and executive officers under our Omnibus Equity Incentive Plan, or the Omnibus Plan. The options have at a weighted average exercise price of $432.38 per share. The following table sets forth information regarding options granted to our executive officers and directors during the year ended October 31, 2024 that are outstanding as of the date of this filing:

			Weighted Average
			Options
Name	Grant Date	Stock Options	Exercise Price (USD)	Expiration Date
Adi Zuloff Shani	May - July 2021	1,334	$485.05	May - July 2026
	February 1, 2022	333	$362.17	February 1, 2032
Amitay Weiss	May 26, 2021	67	$485.05	May 26, 2026
	February 1, 2022	1,044	$362.17	February 1, 2032
Yonatan Shachar	May 26, 2021	67	$485.05	May 26, 2026
Oz Adler	October 22, 2021	67	$504.46	October 22, 2026
	February 1, 2022	67	$362.17	February 1, 2032
Mark Haden	May 2, 2021	66	$485.05	May 2, 2026
	February 1, 2022	67	$362.17	February 1, 2032
Alan Rootenberg	May 26, 2021	67	$485.05	May 26, 2026

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

Option-based Awards

Pursuant to the Omnibus Plan, an option exercise price cannot be less than the closing price of the Common Shares on the Exchange on the last trading day preceding the option grant. The purchase price for the Common Shares under each option shall be determined by the Compensation Committee. The maximum term is ten (10) years. There are no specific vesting provisions under the Omnibus Plan. Options are non-assignable and non-transferable other than by will or by the laws of descent and distribution. As at the date hereof, there are 5,521 stock options outstanding under the Omnibus Plan, which represents approximately 0.65% of the Common Shares reserved for issuance under the Omnibus Plan. Please see “Item 6.A. Directors, Senior Management and Employees – Share Ownership – Omnibus Equity Incentive Plan” below, for a summary of the Omnibus Plan.

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

Directors Compensation

For a description of the terms of our options and option plans, see “Item 6.A. Directors, Senior Management and Employees – Share Ownership – Omnibus Equity Incentive Plan” below.

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

Committees of the Board of Directors

Audit Committee

Our Audit Committee is currently comprised of Oz Adler, Yehonatan Shachar and Assaf Ithaki, and is chaired by Oz Adler. Our Board has determined that each of the members of the committee are financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our Board has determined that Oz Adler is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6.A. Directors, Senior Management and Employees.”

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

Investment Committee

The investment committee is authorized to approve certain investments in accordance with our investment policy approved by the Board. The investment committee monitors the management of the portfolio for compliance with the investment policies and guidelines and considers the merits of time sensitive investments that could be beneficial to us. Our investment committee is currently comprised of Amitay Weiss and Oz Adler.

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

The following is a summary of the principal terms of the Omnibus Plan, which is qualified in its entirety by reference to the text of the Omnibus Plan:

●	The aggregate number of Common Shares issuable pursuant to all Awards shall not exceed 20% of the issued and outstanding Common Shares at the time of granting Awards (on a non-diluted basis).

●	Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable upon issuance of Awards granted under the Omnibus Plan, and any exercises of Options, or settlements of Awards other than Options, will make new grants of Options available under the Omnibus Plan, effectively resulting in a re-loading of the number of Options available to grant under the Omnibus Plan. If any Awards granted expire or terminate for any reason without having been exercised or settled in full, as applicable, the unissued shares subject thereto shall again be available for the purposes of the Omnibus Plan.

●	Subject to the provisions of the Omnibus Plan , the Board or its delegate shall have authority to interpret the Omnibus Plan and all Award agreements entered into in connection with the grant of Awards under the Omnibus Plan, to define the terms used in the Omnibus Plan and in all Award agreements entered into thereunder, to prescribe, amend and rescind the terms of the Omnibus Plan and to make all other determinations necessary or advisable for the administration of the Omnibus Plan.

●	The price per share at which any Common Share which is the subject of an Option may be purchased (the “Option Exercise Price”) will be established by the Board or its delegate, subject to the rules of the regulatory authorities having jurisdiction over the securities of the Company, provided that the Option Exercise Price shall not be less than the greater of the closing market prices of the underlying securities on (a) the trading day prior to the date of grant of the stock options, and (b) the date of grant of the stock options. The term of each Option will be fixed by the Board or its delegate but may not exceed 10 years from the date of the grant.

●	Options granted pursuant to the Omnibus Plan shall be exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Board or its delegate shall in each instance approve, which need not be the same for each grant or for each Awardee. Without limiting the foregoing, the Board or its delegate may permit the exercise of an Option through either a cashless exercise mechanism or net exercise mechanism pursuant to the terms of the Omnibus Plan.

●	Awards may be granted to Awardees as compensation for employment or consulting services or services as a director or officer and may entitle Awardees to receive, for no additional cash consideration, Common Shares upon specific time or other vesting conditions being met as determined by the Board or its delegate. The value of Awards is influenced by the fair market value of the underlying Common Shares, as determined by the Board or its delegate, pursuant to the terms of the Omnibus Plan.

●	If the expiry date, redemption date, or settlement date, as applicable, of any Award, would otherwise occur in a blackout period, the expiry date shall be extended to the tenth business day following the last day of the blackout period, where “blackout period” means a period of time during which the Company prohibits Awardees from exercising, redeeming or settling their Awards, due to applicable law or policies of the Company.

●	The maximum number of Common Shares which may be issued to any one Awardee, who is a Related Party (as such term is defined in the Omnibus Plan) may not exceed: (a) within any 12-month period under the Omnibus Plan is 5% of the number of Common Shares outstanding (on a fully-diluted basis) from time to time; and (b) at any time under the Omnibus Plan is 5% of the Common Shares outstanding on a fully-diluted basis from time to time, in each case unless shareholder approval is obtained pursuant to the Regulatory Rules (as such term is defined in the Omnibus Plan).

●	The maximum number of Common Shares which may be issuable to all Investor Relations Service Providers (as defined in the Omnibus Plan) within any 12-month period under the Omnibus Plan shall not exceed 2% of the number of Common Shares outstanding.

●	The maximum number of Common Shares which may be issuable to all Related Persons at any time under the Omnibus Plan shall not exceed (a) 15% of the Common Shares outstanding on a fully-diluted basis from time to time; and (b) within any 12 month period under the Omnibus Plan 15% of the number of outstanding Common Shares on a fully-diluted basis from time to time, in each case unless shareholder approval is obtained pursuant to the Regulatory Rules (as such term is defined in the Omnibus Plan). As the aforementioned 15% threshold exceeds 10% then, in accordance with the requirements of the Canadian Securities Administrators National Instrument 45-106—Prospectus Exemptions, the Company must obtain approval of Shareholders excluding votes attached to Common Shares held by directors, officers or holders of at least ten percent (10%), and their Associates (as such term is defined in the Omnibus Plan) of the issued and outstanding Common Shares (collectively, the “Interested Shareholders”). This means that Interested Shareholders are not eligible to vote their securities in respect of the Omnibus Plan Resolutions. As such, an aggregate of 74,278 Common Shares will not be eligible to vote on the Omnibus Plan Resolutions.

●	No financial assistance or support agreement will be provided to any Awardee by the Company or any related entity of the Company to facilitate the purchase of Awards.

●	In the event of death, or disability, of an Awardee, unless otherwise determined by the Board or its delegate, (i) the executor or administrator of the Awardee’s estate may exercise any vested Options for a period until the earlier of the original expiry date and 12 months after the date of death, and any unvested Options shall terminate and become void on the date of death; and (ii) any unvested RSUs previously credited to the Awardee’s account will be cancelled, and vested RSUs will be paid to the Awardee’s estate, with any settlement or redemption to occur within 12 months following the termination date.

●	Except as may otherwise be provided in an Awardee’s employment agreement or as otherwise determined by the Board or its delegate, if an Awardee’s employment or other relationship with the Company is terminated for any reason other than death or disability, (i) each vested Option held by that Awardee will cease to be exercisable on the earlier of the original expiry date and 90 days after the termination date; and (ii) any RSUs held by the Awardee that have vested before the termination date will remain with the Awardee. In all cases, any unvested Options or RSUs held by the Awardee shall terminate and become void on the date of termination.

●	Unless otherwise determined by the Board or its delegate, where an Awardee is terminated for cause, any unvested Options or RSUs held by the Awardee will be immediately cancelled and forfeited to the Company for no consideration.

●	In the event of a change of control (as defined in the Omnibus Plan), unless otherwise provided in the Omnibus Plan or an Award agreement, the Board or its delegate may deal with any or all outstanding Awards (or any portion thereof) in the manner it deems fair and reasonable in the circumstances of the change of control, including but not limited to cancelling all outstanding awards with or without payment or accelerating vesting and/or expiry of outstanding Awards and/or cause all Awards or portions thereof to become exchanged for stock awards of another corporation.

●	Unless restricted by law, the Board or its delegate may alter, amend, modify, suspend or terminate the Omnibus Plan or any Award in whole or in part without notice to, or approval from, Shareholders, including, but not limited to, for the purposes of:

●	making any amendments to the general vesting provisions of any Award;

●	making any amendments to the general term of any Award as permitted by the Omnibus Plan;

●	making any amendments to add covenants or obligations of the Company for the protection of Awardees;

●	making any amendments not inconsistent with the Omnibus Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

●	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

●	Shareholder approval is required to make the following amendments to the Omnibus Plan:

○	a reduction in the Option Exercise Price of a previously granted Option benefitting a Related Person or one of his/her/its Affiliates (unless done pursuant to Section 11.2 of the Omnibus Plan);

○	any amendment or modification which would increase the total number of Common Shares available for issuance under the Omnibus Plan; or

○	an increase to the limit on the number of Common Shares issued or issuable under the Omnibus Plan to Insiders of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary Common Shares as of October 31, 2024 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Common Shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Common Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem options and RSUs that are currently exercisable or exercisable within 60 days of October 31, 2024 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 4,254,186 Common Shares issued and outstanding as of October 31, 2024.

As of January 21, 2025, there were 71 holders of record of our Common Shares, out of which 5 holders of record had a registered address in the United States. To our knowledge, other than as disclosed in the table below, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Common Shares listed below have sole investment and voting power with respect to such Common Shares.

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

Name of beneficial owner	Common Shares beneficially owned	Percentage of Common Shares beneficially owned
5% or Greater Shareholders
Iroquois Capital Management L.L.C. (1)	451,685	10.62%

Directors and Executive Officers
Yehonatan Shachar (2)	20,486	*	%
Amitay Weiss (3)	102,077	2.17%
Alan Rootenberg (4)	15,528	*	%
Oz Adler (5)	40,919	*	%
Asaf Itzhaik (6)	20,419	*	%
Hila Kiron-Revach	-	-%
Dr. Adi Zuloff-Shani (7)	101,795	2.17%
Prof. Mark Haden (8)	127	*	%
All directors and executive officers as a group (8 persons)	-	-%

*	Indicates beneficial ownership of less than 1% of the total Common Shares outstanding.

(1)	Based on information contained in a Schedule 13G/A filed with the SEC on November 14, 2024. Consists of (i) 250,266 Common Shares issuable upon the exercise of warrants held by Iroquois Master Fund Ltd. (“Iroquois Master Fund”) and (ii) 201,419 Common Shares issuable upon the exercise of warrants held by Iroquois Capital Investment Group LLC (“ICIG”). Richard Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all Common Shares held by and underlying the warrants (each subject to ownership blockers) held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all of the Common Shares held by and underlying the warrants (each subject to ownership blockers) held by, Iroquois Master Fund and ICIG. The amounts and percentages in the table do not give effect to such beneficial ownership limitations. The address for Iroquois Master Fund and ICIC is 2 Overhill Road, Suite 400, Scarsdale, NY 10583.

(2)	Consists of (i) 12,496 Common Shares, (ii) options to purchase 67 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$675.0 and expiring in May 2026, and (iii) 7,923 RSUs that are currently vested or will vest within 60 days of this Annual Report.

(3)	Consists of (i) 55,132 Common Shares, (ii) options to purchase 67 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$675.0 and expiring in May 2026, (iii) options to purchase 957 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$720.0 and expiring in February 2032, and (iv) 45,921 RSUs that are currently vested or will vest within 60 days of this Annual Report. Does not include options to purchase 87 Common Shares exercisable at CAD$720.0 per share and expiring in February 2032, that vest more than 60 days from the date of this Annual Report.

(4)	Consists of (i) 9,461 Common Shares, (ii) options to purchase 67 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$675.0 and expiring in May 2026, and (iii) 6,000 RSUs that are currently vested or will vest within 60 days of this Annual Report.

(5)	Consists of (i) 22,048 Common Shares, (ii) options to purchase 67 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$702.0 and expiring in October 2026, (iii) options to purchase 61 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$504.0 and expiring in February 2032, and (iv) 18,743 RSUs that are currently vested or will vest within 60 days of this Annual Report. Does not include options to purchase 6 Common Shares exercisable at CAD$504.0 per share and expiring in February 2032, that vest more than 60 days from the date of this Annual Report.

(6)	Consists of (i) 12,496 Common Shares and (ii) 7,923 RSUs that are currently vested or will vest within 60 days of this Annual Report.

(7)	Consists of (i) 54,235 Common Shares, (ii) options to purchase 667 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$675.0 and expiring in May 2026, (iii) options to purchase 667 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$756.0 and expiring in July 2026, (iii) options to purchase 305 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$504.0 and expiring in February 2032, and (iv) 45,921 RSUs that are currently vested or will vest within 60 days of this Annual Report. Does not include options to purchase 28 Common Shares exercisable at CAD$504.0 per share and expiring in February 2032, that vest more than 60 days from the date of this Annual Report.

(8)	Consists of (i) options to purchase 66 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$675.0 and expiring in May 2026 and (ii) options to purchase 61 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$504.0 and expiring in February 2032. Does not include options to purchase 6 Common Shares exercisable at CAD$504.0 per share and expiring in February 2032, that vest more than 60 days from the date of this Annual Report.

Record Holders

As of January 21, 2025, there were 71 holders of record of our Common Shares, out of which 5 holders of record had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Common Shares are currently traded on the Nasdaq Capital Market under the symbols “CMND”. Our Common Shares also trade on the Frankfurt Stock Exchange under the symbol “CWY”.

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

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

The following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Common Shares. For this purpose, a “U.S. Holder” is a holder of Common Shares that is, for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or (4) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entities and aggregated at a consolidated level. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. The Company has long term liabilities as of October 31, 2024 of $16,416, we entered into an office lease agreement in Israel commits us to $3,400 per month until March 31, 2026. We remain reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/USD currency exchange rates. As of October 31, 2024, the majority of our liquid assets are held in USD, and the majority of our expenses is denominated in U.S. dollars or ILS. Changes of both 5% and 10% in the NIS/USD and CAD/USD exchange rate would decrease/increase our loss for 2024 by less than 0.04% and 0.09%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of October 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of October 31, 2024 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal controls over financial reporting were effective as of October 31, 2024,

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

As previously disclosed in our Annual Report on Form 20-F for the year ended October 31, 2023, as of October 31, 2023, our internal control over financial reporting was ineffective due to the following material weaknesses: lack of segregation of duties within account processes, and systems, inadequate documentation to evidence the operation of controls, inconsistent procedures and approvals, lack of periodic user access reviews, lack of assessment of controls of financially significant vendors and insufficient written policies and procedures for accounting, IT and financial reporting and record keeping. In response to these material weaknesses, we implemented a remediation plan.

As part of such remediation plan, during the year ended October 31, 2024, we have implemented remediation efforts including independent review and approval of transactions and reconciliations in some processes by hiring personnel and segregating duties amongst the team. Management is also implementing processes to document and retain evidence to support reviews and reconciliations. We also engaged outside consultants, experts in the controls and procedures over financial reporting, and internally, we continue to review and improve these processes.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended October 31, 2024, we have implemented measures to remediate identified material weaknesses, as described above. Other than such measures, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is currently comprised of Oz Adler, Yehonatan Shachar and Assaf Ithaki, and is chaired by Oz Adler. Our Board has determined that each of the members of the committee are financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our Board has determined that Oz Adler is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Deloitte, has served as our principal independent registered public accounting firm for the year ended October 31, 2024.

The following table provides information regarding fees paid or to be paid by us to Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, an independent registered public accounting firm, for all services, including audit services, for the years ended October 31, 2024, and 2023:

	Year Ended October 31,
(USD)	2024	2023
Audit fees (1)	150,000	180,000
Audit-related fees	-	-
Tax fees	6,244	-
All other fees	-	-
Total	156,244	180,000

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

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

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Policy is included as Exhibit 11.1 to this annual report. Since its effective date, we have not waived compliance with our statement of trading policies.

ITEM 16K. CYBERSECURITY

We operate in the pharmaceutical sector, which is subject to various cybersecurity risks that could adversely affect our business. We recognize the critical importance of developing, implementing, and maintaining cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We currently have security measures in place to protect and prevent data loss and other security breaches. Our network infrastructure was designed with cybersecurity in mind, incorporating a range of critical components such as firewalls, intrusion detection and prevention systems, virtual private networks (VPNs), and secure Wi-Fi access points. Additionally, strong authentication mechanisms, encryption protocols, and robust monitoring tools are essential elements for ensuring a secure network infrastructure. These components work together to protect against unauthorized access, data breaches, malware attacks, and other cybersecurity threats.

Our external information technology consultant is responsible for day-to-day assessment and management of risks from cybersecurity threats, including the prevention, mitigation, detection, and remediation of cybersecurity incidents. Our external information technology consultant offers expertise in regulatory compliance, helping us ensure that our security measures align with industry standards and legal requirements. Our external information technology consultant is experienced in operating a company which offers cybersecurity services. Our external information technology consultant regularly monitors our systems to detect cybersecurity incidents or risks.

The Board is responsible for oversight of risks from cybersecurity threats in conjunction with management. The Board receives reports and updates from management with respect to the management of risks from cybersecurity threats. Such reports cover the Company’s information technology security program, including its current status, capabilities, objectives and plans, as well as the evolving cybersecurity threat landscape. The Board takes into consideration such reports and updates into its overall risk assessment of the Company.

We also have policies and procedures to oversee and identify the risks from cybersecurity threats associated with our use of third-party service providers. When engaging with vendors or partners, we prioritize those who demonstrate robust cybersecurity measures and a strong commitment to protecting sensitive data. To mitigate risks associated with third-party providers, we incorporate specific cybersecurity requirements into contracts and service level agreements. These agreements outline expectations regarding data protection, access controls, incident reporting, and compliance monitoring. Furthermore, we implement other mechanisms to enhance security when working with third-party providers, including implementing two-factor authentication. By implementing these measures, we aim to minimize the cybersecurity risks associated with third-party service providers and ensure the protection of our organization’s assets and data.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For information on how a cybersecurity threat might affect us, see also Item 3.D Risk Factors—General Risk Factors—Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Articles of Association of the Company, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the registrant’s registration statement on Form F-1, as amended, filed with the SEC on August 18, 2022 (File No. 333-265900)).

2.1	Description of Securities (included as Exhibit 2.1 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on January 29, 2024, and incorporated herein by reference).

4.1	Form of Underwriter’s Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.2	Form of Indemnification Agreement (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.3	Omnibus Stock Award Plan (included as Exhibit 99.1 to our Registration Statement on FormS-8 as filed with the Securities Exchange Commission on December 9, 2024, and incorporated herein by reference).

4.4	SciSparc Cooperation Agreement (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.5	Form of Placement Agent Agreement by and between the Company and Aegis Capital Corp (included as Exhibit 1.1 to our Report on Form 6-K as filed with the Securities Exchange Commission on April 6, 2023, and incorporated herein by reference).

4.6	Form of Common Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 30, 2023, and incorporated herein by reference).

4.7	Form of Pre-Funded Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 30, 2023, and incorporated herein by reference).

4.8	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 27, 2023, and incorporated herein by reference).

4.9	Form of Placement Agent Agreement by and between the Company and Aegis Capital Corp (included as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.10	Form of Common Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.11	Form of Pre-Funded Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.12	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.13	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on January 16, 2024)

4.14	Form of PIPE Warrant (incorporated herein by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K furnished to the SEC on January 16, 2024)

4.15	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 10.3 to the registrant’s Report on Form 6-K furnished to the SEC on January 16, 2024)

4.16	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.4 to the registrant’s Report on Form 6-K furnished to the SEC on January 16, 2024)

4.17	Form of Placement Agent Agreement (incorporated herein by reference to Exhibit 10.5 to the registrant’s Report on Form 6-K furnished to the SEC on January 16, 2024)

4.18*	Form of License Agreement effective as of January 15, 2024, by and between BIRAD Research and Development Company Ltd. and Clearmind Medicine Inc.

4.19*	License Agreement dated March 19, 2024, by and between Yissum Research and Development Company of the Hebrew University of Jerusalem and Clearmind Medicine Inc.

4.20*	Form of License Agreement dated March 31, 2024, by and between Yissum Research and Development Company of the Hebrew University of Jerusalem and Clearmind Medicine Inc.

8.1	List of Subsidiaries (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on February 3, 2023, and incorporated herein by reference).

11.1*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, independent registered public accounting firm.

97.1#	Executive Officer Clawback Policy (included as Exhibit 4.7 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on January 29, 2024, and incorporated herein by reference).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

CLEARMIND MEDICINE INC.

Date: January 22, 2025	By:	/s/ Dr. Adi Zuloff-Shani
Dr. Adi Zuloff-Shani
Chief Executive Officer

CLEARMIND MEDICINE INC.

Consolidated Financial Statements

(Expressed in United States Dollars)

CLEARMIND MEDICINE INC.

Index of Financial Statements

As of October 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Clearmind Medicine Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Clearmind Medicine Inc. and its subsidiaries (the “Company”) as of October 31, 2024, and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended October 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

January 22, 2025

We have served as the Company’s auditor since 2023.

CLEARMIND MEDICINE INC.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

	October 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$6,573,813	$5,427,739
Other receivables	49,038	104,320
Short-term investments (Note 5)	289,388	86,112
Prepaid expenses	44,161	40,403
Related parties (Note 6b)	131,839	136,002

Total current assets	7,088,239	5,794,576

Non-current assets

Property and equipment	-	1,727
Intangible assets (Note 3)	108,326	119,310
Restricted cash	7,186	37,675
Right-of-use asset (Note 4)	51,663	-

Total non-current assets	167,175	158,712

Total assets	$7,255,414	$5,953,288

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$526,056	$617,004
Due to related parties (Note 6)	48,962	42,433
Derivative warrant liabilities (Note 7)	3,519,702	4,310,379
Short-term portion of lease liabilities (Note 4)	36,726	-

Total current liabilities	$4,131,446	$4,969,816

Non- current liabilities
Long-term lease liabilities (Note 4)	16,416	–
Total non- current liabilities	16,416	–

Total liabilities	$4,147,862	$4,969,816

Shareholders’ equity

Share capital and share premium (Note 8)	24,168,256	17,131,223
Warrants (Note 9)	459,341	459,341
Share-based payment reserve (Notes 10,11)	2,523,946	2,182,221
Accumulated other comprehensive loss	(21,250)	(21,250)
Accumulated deficit	(24,022,741)	(18,768,063)

Total shareholders’ equity	3,107,552	983,472

Total liabilities and shareholders’ equity	$7,255,414	$5,953,288

Approved and authorized for issuance on behalf of the Board of Directors on January 22, 2025:

/s/ “Alan Rootenberg”	/s/ “Adi Zuloff-Shani”
Alan Rootenberg, CFO	Adi Zuloff-Shani, CEO

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Year ended October 31,
	2024	2023	2022

Operating expenses
General and administrative (Note 17)	$4,362,117	$4,759,205	$3,170,440
Research and development, net (Note 18)	1,382,808	1,544,229	3,080,991
Total operating expenses	5,744,925	6,303,434	6,251,431

Finance income (expenses)

Changes in fair value of derivative warrant liabilities (Notes 7, 8e (iii))	707,802	(2,189,986)	(290,569)
Changes in fair value of short-term investments Note 5)	(68,624)	(107,638)	(308,188)
Foreign exchange loss	(6,028)	(78,136)	(404)
Other finance expenses	(36,161)	(10,894)	(14,417)
Interest income on deposit	271,224	70,068	–
Total finance income (expenses)	868,213	(2,316,586)	(613,578)

Other income
Dividend received	–	16,555	–
Total other income	–	16,555	–

Loss Before taxes	(4,876,712)	(8,603,465)	(6,865,009)
Tax expenses	(377,966)	(17,372)	(29,859)
Net Loss	(5,254,678)	(8,620,837)	(6,894,868)
Other comprehensive loss for the year
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	–	–	(21,250)
Total comprehensive loss	$(5,254,678)	$(8,620,837)	$(6,916,118)
Loss per share, basic and diluted	$(1.69)	$(42.58)	$(159.11)
Weighted average number of shares (*) for the purposes of basic and diluted loss per share	3,100,131	202,481	43,335

(*)	On September 30, 2022 and on November 28, 2023, the Company effected 1-for-30 reverse splits of its issued and outstanding common shares, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share. All share amounts have been retroactively restated for all periods presented.

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in United States Dollars)

	Share capital and share premium			Share-based	Accumulated other		Total shareholders’
	Number of shares (*)	Amount	Warrants	payment reserve	comprehensive income	Accumulated deficit	equity (deficit)
Balance, October 31, 2021	41,695	$5,792,009	$250,567	$727,860	$–	$(3,252,358)	$3,518,078
Net loss for the year	–	–	–	–	-	(6,894,868)	(6,894,868)
Foreign currency translation gain	–	–	–	–	(21,250)	–	(21,250)
Total comprehensive loss for the year	–	–	–	–	(21,250)	(6,894,868)	(6,916,118)
Common shares issued for services	89	38,684	–	107,222	–	–	145,906
Units issued for cash	1,325	559,118	139,779	–	–	–	698,897
Issuance costs	–	(55,912)	(13,978)	–	–	–	(69,890)
Units issued for short-term investment	883	372,745	82,742	–	–	–	455,487
Share-based compensation	–	–	–	1,061,642	–	–	1,061,642

Balance, October 31, 2022	43,992	$6,706,644	$459,110	$1,896,724	$(21,250)	$(10,147,226)	$(1,105,998)
Net loss for the year	–	–	–	–	–	(8,620,837)	(8,620,837)
Issuance of common shares	38,462	6,026,327	–	337,579	–	–	6,363,906
Common shares and warrants issued to XYLO TECHNOLOGIES LTD. (formerly Medigus Ltd.)	1,494	296,845	231	–	–	–	297,076
Issuance of common shares, pre-funded warrants and warrants	150,191	1,455,832	–	–	–	–	1,455,832
Issuance of common shares upon vesting of restricted stock units	1,391	263,408	–	(263,408)	–	–	–
Issuance of common shares, pre-funded warrants and warrants	250,000	1,069,478	-	-	-	-	1,069,478
Exercise of warrants	119,433	1,164,117	-	-	-	-	1,164,117
Common shares for services	2,374	148,572	–	(101,888)	–	–	46,684
Share-based compensation	–	–	–	313,214	–	–	313,214
Balance, October 31, 2023	607,337	$17,131,223	$459,341	$2,182,221	$(21,250)	$(18,768,063)	$983,472
Net loss for the year	–	–	–	–	–	(5,254,678)	(5,254,678)
Issuance of common shares, pre-funded warrants and warrants (Note 8c(iii))	1,500,000	1,459,815	–	–	–	–	1,459,815
Exercise of warrants (Notes 8c(ii, v, ix,xii))	1,569,866	4,667,400	–	–	–	–	4,667,400
Issuance of common shares upon vesting of restricted stock units (Note 8c(vi,viii,xi,xiii))	329,338	541,835	–	(541,835)	–	–	–
Share-based compensation (Notes 10, 11b(i))	258,645	367,983	–	883,560	–	–	1,251,543
Balance, October 31, 2024	4,265,186	$24,168,256	$459,341	$2,523,946	$(21,250)	$(24,022,741)	$3,107,552

(*)	On September 30, 2022 and on November 28, 2023, the Company effected 1-for-30 reverse splits of its issued and outstanding common shares, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share. All share amounts have been retroactively restated for all periods presented.

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Year ended October 31,
	2024	2023	2022
Operating activities
Net loss	$(5,254,678)	$(8,620,837)	$(6,894,868)

Adjustments for:
Amortization of intangible assets	10,984	10,954	14,830
Amortization of right-of-use asset	39,023	35,381	60,665
Interest on lease liability	5,386	2,907	14,433
Exchange rate differences	6,051	78,171	–
Issuance costs allocated to derivate warrant liability	115,046	468,408	–
Depreciation of property and equipment	1,065	11,175	7,572
Changes in fair value of derivative warrant liabilities	(707,802)	2,189,986	290,569
Share-based compensation	883,872	366,405	1,207,549
Changes in fair value of short-term investments	68,624	107,638	308,187
Tax expenses	103,879	17,372	29,859

Changes in working capital:
Decrease (increase) in other receivables	64,949	(154,621)	19,938
Decrease (increase) in prepaid expenses	(3,690)	(26,134)	103,026
Increase (decrease) in accounts payable and accrued liabilities	(198,590)	(620,421)	913,303
Increase (decrease) in amounts due to / from related parties	7,222	(167,856)	200,443
Net cash used in operating activities	(4,858,659)	(6,301,472)	(3,724,494)

Investing activities
Proceeds from sale of short-term investment (Note 5)	78,500	–	–
Purchase of securities (Note 5)	(350,400)	–	–
Changes in restricted cash	33,803	(26,228)	–
Acquisition of property and equipment	–	–	(5,563)

Net cash used in investing activities	(238,097)	(26,228)	(5,563)

Financing activities
Proceeds from issuance of common shares and warrants, net of issuance costs (Notes 7, 8c)	2,192,444	11,115,241	582,558
Proceeds received from exercise of warrants (Note 7)	4,104,521	590,077	–
Repayment of lease liabilities	(42,587)	(40,922)	(70,870)

Net cash provided by financing activities	6,254,378	11,664,396	511,688
Effect of foreign exchange rate changes on cash and cash equivalents	(11,548)	(37,734)	(22,652)
Net increase (decrease) in cash and cash equivalents	1,146,074	5,298,962	(3,241,021)
Cash and cash equivalents at beginning of year	5,427,739	128,777	3,369,798
Cash and cash equivalents at end of year	$6,573,813	$5,427,739	$128,777

Supplementary disclosure of cash flow information:
Cash received as interest	$271,784	$71,733	$8
Dividend received	–	16,555	–
Cash paid for taxes	306,592	12,678	–
Interest on lease liability	5,386	2,907	14,433
Non-cash financing and investing activities
Common shares issued to Xylo Technologies Ltd. (formerly known as Medigus Ltd.) (Note 8d(i))	$–	296,569	$–
Right of use assets obtained in exchange for lease liabilities	181,779	–	92,731
Early termination of office lease (Note 4)	(88,562)	–
Shares obtained from Xylo Technologies Ltd. (formerly known as Medigus Ltd.) in issuance of shares and warrants	–	–	455,488
Deferred offering costs included in non-current assets	–	–	198,173

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern

a.	Clearmind Medicine Inc. (the “Company”) was incorporated in the province of British Columbia on July 18, 2017. The Company is a clinical pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines that have been developed to solve widespread, yet under-served, health problems. The Company’s head office is located at Suite 101 -1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s wholly-owned Israeli subsidiary (Clearmindmed Ltd.) functions as the research and development arm of the Company.

On November 14, 2022, the Company completed a listing on the Nasdaq Capital Market (“Nasdaq”). The Company trades under the symbol “CMND” on the Nasdaq and on the Frankfurt Stock Exchange, (FSE), under the symbol “CWY”. The Company was listed on the Canadian Securities Exchange (“CSE”) in Toronto until March 14, 2024. Following approval for a voluntary delisting, the Company no longer trades on the CSE but remains a reporting issuer in Canada.

On April 6, 2023, the Company completed an underwritten public offering for aggregate gross proceeds of $3.5 million and net proceeds of $2.9 million. See note 8d (iii).

On September 18, 2023, the Company completed an underwritten public offering for aggregate gross proceeds of $2.25 million and net proceeds of $1.8 million. See note 8d (viii).

On January 16, 2024, the Company completed a registered direct and private placement for aggregate gross proceeds of $2.40 million. See note 8b (iii).

b.	Going concern

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. For the year ended October 31, 2024, the Company did not generate any revenues and had negative cash flow from operations of $4,858,659. As of October 31, 2024, the Company had an accumulated deficit of $24,022,741. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing through debt or equity. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors raise substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

c.	Reverse share split

On September 30, 2022, the Company’s Board of Directors (the “Board”) approved a 1-for-30 reverse split of its issued and outstanding common shares, effective as of September 30, 2022, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share.

On November 28, 2023, the Board approved a 1-for-30 reverse split of its issued and outstanding common shares, effective as of November 28, 2023, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share then held.

All issued and outstanding common shares or instruments convertible into common shares contained in these financial statements have been retroactively adjusted to reflect the reverse share splits for all periods presented, unless explicitly stated otherwise.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern (continued)

d.	Functional Currency and Presentation Currency

As a result of the Company’s listing on the Nasdaq, which was completed in November 2022, the primary economic environment and generation and use of cash flows of the Company became mainly denominated in U.S dollars. Consequently, effective on November 1, 2022, the Company changed both its functional currency and the presentation currency of its consolidated financial statements from the Canadian dollar to the U.S dollar.

The Company is in its research and development stages and has not generated revenues since inception. In consideration of the indicators in IAS 21, the Company determined that the new and future financing activities of the Company and the currency in which cash and cash equivalents are retained were relevant factors indicating that the Canadian dollar will not be the currency to reflect the principal economic environment in which the Company will generate and expend its cash.

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

Following the change in the Company’s functional currency, the Company elected, as an accounting policy, not to reclassify instruments which, had the change in functional currency occurred before initial recognition of the instrument, would have changed its classification.

e.	In October 2023, Israel was attacked by a terrorist organization and entered a state of war. In addition, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve.

The war is on-going as of the issuance date of these financial statements. The Company’s clinical trials, the laboratory that supports such clinical trials and the Contract Research Organization (CRO) are based in Israel. The extent to which the War may impact the Company’s financial condition, results of operations, or liquidity is uncertain, and as of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities as of October 31, 2024.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies

a.	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Clearmindmed Ltd. and Clearmind Labs Corp. (inactive). All inter-company balances and transactions have been eliminated on consolidation.

These consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss (“FVTPL”) and are presented in U.S. dollars, which is the Company’s functional currency as of November 1, 2022.

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

Derivative Warrant Liabilities and Assets

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities and assets are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the Black and Scholes and binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company’s shares, the expected life of the warrants, the risk-free interest rate and the probability of any future adjustment event.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies (continued)

b.	Significant Accounting Estimates and Judgments (continued)

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

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies (continued)

f.	Financial Instruments

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

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies (continued)

f.	Financial Instruments (continued)

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

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies (continued)

g.	Income Taxes

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

h.	Foreign Currency Translation

The Company’s reporting currency is the United States dollar. The functional currency for the Company and its subsidiary is the currency of the primary economic environment in which the entity operates. As of November 1, 2023, the functional currency of the Company and its Canadian and Israeli subsidiaries is the U.S. dollar.

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

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies (continued)

i.	Share-based Payments

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

j.	Restricted Share Units

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

k.	Leases

The Company’s Israeli subsidiary leased an office through to March 31, 2026. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies (continued)

k.	Leases (continued)

At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date, including, inter alia, the exercise price of a purchase option if the Company is reasonably certain to exercise that option. Simultaneously, the Company recognizes a right-of-use (“ROU”) asset in the amount of the lease liability.

The discount rate applied by the Company is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. The weighted average of lessee’s incremental annual borrowing rate applied to the lease liabilities as of October 31, 2024 was estimated at 10%.

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

The Company applied the following practical expedients:

●	Non-lease components: practical expedient by class of underlying asset not to separate non-lease components (services) from lease components and, instead, account for each lease component and any associated non lease components as a single lease component.

●	The practical expedient for short-term leases is applied.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies (continued)

l.	Research and Development

Research costs are charged to operations as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable, and the Company intends to or has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in the consolidated statement of operations and comprehensive loss as incurred. The Company has not capitalized any development costs for the years ended October 31, 2024, 2023 and 2022.

m.	Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all “in the money” stock options and share purchase warrants are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, basic and diluted loss per share is the same as the exercise of stock options and share purchase warrants is considered to be anti-dilutive. As of October 31, 2024, the Company had 2,819,173 (2023 – 833,810, 2022- 26,419) potentially dilutive shares outstanding.

n.	The Company capitalizes certain legal and other third-party fees that are directly related to the Company’s in- process equity financing until such financing is consummated. After consummation of such equity financing, these costs are recorded as a reduction of the respective gross proceeds. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are written off to operating expenses. Where the financing includes both an equity and liability component, pro-rata issuance costs relating to the liability component are charged to the statement of operations.

o.	New and amended IFRS accounting standards that are effective for the current year

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

The amendments are applied retrospectively for annual periods beginning on or after 1 January 2024, with early application permitted. The amendments had no significant impact on the consolidated financial statements.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies (continued)

o.	New and amended IFRS accounting standards that are effective for the current year (continued)

ii)	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ’significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

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

p.	New and revised IFRS Accounting Standards in issue but not yet effective

i)	IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements.

IFRS 18 introduces new requirements to:

●	present specified categories and defined subtotals in the statement of profit or loss

●	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

●	improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The Company anticipates that the application of these amendments may have an impact on the consolidated financial statements in future periods.

3.	Intangible Assets

On May 4, 2021, the Company entered into an assignment agreement to acquire certain intellectual property including a patent for “Binge Behavior Regulators,” which has been granted in the U.S., Europe, China and India, with pending divisional applications in Europe and the U.S, and a patent for “Alcohol Beverage Substitute,” which has been approved for a European patent, with pending applications in the U.S., China and India. In consideration for the acquired intellectual property, the Company paid $160,000. The patents are amortized over their estimated remaining life of 14.6 years. The amortization expenses are presented under research and development expenses.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Leases

On July 1, 2021, the Company entered into a lease agreement (“2021 Lease”) with Scisparc Ltd, a related party (“Scisparc”) and a third party for a total area of approximately 240m2, of which the Company occupies approximately 120 square meters for the Company’s offices, in Tel Aviv, Israel. The Company, Scisparc and the third party had an option to extend the 2021 Lease for an additional three-year period. The Company’s base rent was ILS11,000 per month (approximately $3,080) during the term of the 2021 Lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 20%. On December 31, 2021, the third party elected to leave the office space, and a new lease agreement was signed with the Company and Scisparc. As a result, the Company’s base rent was increased to ILS 18,200 per month (approximately $5,094).The lease expired on June 30, 2023.

On December 25, 2023, the Company entered into an agreement with SciSparc for the lease of office space in Tel Aviv, Israel, having a total area of approximately 240 square meters. The Company occupies approximately 120 square meters of the space for its offices. The Company’s base rent was ILS 23,300 per month (approximately $6,500) during the term of the lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 10%.

On March 31, 2024, the Company and SciSparc agreed to terminate the lease agreement prior to the initial term of the lease. As a result, the Company paid early termination fees of approximately $13,000 and paid approximately $3,000 to a broker. The loss upon early termination related to this transaction was recorded as general and administrative expenses within the Consolidated Statements of Operations and Comprehensive Loss.

On June 13, 2024, the Company entered into an agreement with SciSparc for the lease of office space in Tel Aviv, Israel, having a total area of approximately 386 square meters. The Company occupies approximately 193 square meters of the space for its offices. The rental period is from April 1, 2024 to March 31, 2026. The Company’s base rent was ILS 12,500 per month (approximately $3,400) during the term of the lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 10%.

ROU office space

Balance, October 31, 2023	$-

Addition	181,779
Early termination of office lease	(88,562)
Accumulated depreciation	(39,023)
Exchange rate differences	(2,531)

Balance, October 31, 2024	$51,663

Lease liability

Balance, October 31, 2023	$-

Addition	181,779
Early termination of office lease	(88,905)
Lease payments	(42,587)
Interest expense	5,386
Exchange rate differences	(2,531)

Balance, October 31, 2024	$53,142

Amounts recognized in profit or loss

Year ended
October 31,
2024
Depreciation	$39,023
Interest	5,386

$44,409

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Short-term Investments

	October 31, 2023	Additions	Disposals	Changes in fair value	October 31, 2024

Polyrizon Ltd. – shares and warrants (1)	$-	$350,400	$-	$(61,012)	$289,388
Xylo Technologies Ltd. – shares (2)	86,112	-	(78,500)	(7,612)	-
	$86,112	$350,400	$(78,500)	$(68,624)	$289,388

	October 31, 2022	Additions	Disposals	Changes in fair value	October 31, 2023

Xylo Technologies Ltd. – shares (2)	$193,750	$-	$-	$(107,638)	$86,112

(1)	On October 30, 2024, the Company subscribed for 80,000 shares and 240,000 warrants (“Polyrizon Warrants”) of Polyrizon Ltd. (“Polyrizon”) in Polyrizon’s initial public offering on the Nasdaq at a cost of $350,400. Each Polyrizon Warrant can be exercised into one ordinary share of Polyrizon at an exercise price of $4.38 per share. The Polyrizon Warrants expire on October 29, 2029. The fair value of the Polyrizon Warrants as of October 31, 2024, was $178,988 based on the Block-Scholes option pricing model, using the following assumptions: risk-free rate of 4.28%, expected life of 5 years and volatility of 92%. See note 19a.

(2)	Pursuant to the Share Exchange Agreement with Xylo Technologies Ltd. (formerly known as Medigus Ltd.) (“Xylo”), on February 14, 2022, the Company received 27,778 ordinary shares of Xylo. The investment cost of the share was $501,938.

During the year ended October 31, 2024, the Company sold all its remaining shares of Xylo, for total proceeds of $78,500 and recorded changes in fair value of $7,612.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

6.	Related Party Transactions

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for employment services they provide to the Company is as follows:

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2024	2023	2022
Officers:
Payroll and other short-term benefits	$-	$-	$32,533
Consulting fees	422,522	410,066	453,519
Share based compensation	185,843	124,808	772,786
	$608,365	$534,874	$1,258,838
Directors:
Directors’ fees and payroll	$242,603	$182,261	$124,746
Share based compensation	296,728	121,981	43,485
	$539,331	$304,242	$168,231

(ii)	Balances with related parties

	October 31,	October 31,
	2024	2023
Amounts owed to officers	$29,498	$29,666
Amounts owed to directors	19,464	12,767
	$48,962	$42,433

b.

On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate it’s and SciSparc’s combination treatment for obesity and metabolic syndrome.

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

The Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $50,319, $141,409 and $194,205 for the years ended October 31, 2024, 2023 and 2022, respectively. As of October 31, 2024, $131,839 is owed to the Company by SciSparc (As of October 31, 2023- $136,002).

c.	The Company shares office space with SciSparc and participates in the payment of office expenses– see Note 4.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Derivative warrant liabilities

a.	On April 6, 2023, the Company issued 4,505,718 warrants in connection with its April 2023 Public Offering (“April 2023 Warrants”). The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“April 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability and the time of the grant and are revalued at the end of each reporting period. The number of warrants does not change, however, the number of warrant shares issued may change, subject to the adjustment noted above.

On January 21, 2024, following the January 2024 Public Offering, which included the offering of common shares at a price lower than the exercise price of the April 2023 Warrants, the exercise price of the April 2023 Warrants was reduced to $1.077, and each April 2023 Warrant became exercisable into 0.724 common shares of the Company. For further details of the ratio of warrant shares issuable and outstanding in relation to the April 2023 Warrants, see detailed table in note 9.

During the period between November 29, 2023 and December 5, 2023, 2,729,394 April 2023 Warrants were exercised into 652,521 common shares.

During the period between March 8, 2024 and March 22, 2024, 27,973 April 2023 Warrants were exercised into 20,245 common shares.

On June 28, 2024, 156,098 April 2023 Warrants were exercised into 112,975 common shares.

On August 12, 2024, 64,104 April 2023 Warrants were exercised into 46,395 common shares.

b.

On September 18, 2023, the Company issued 7,500,000 warrants in connection with its September 2023 Public Offering (“September 2023 Warrants”). The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“September 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period. The number of warrants does not change, however, the number of warrant shares issued may change, subject to the adjustment noted above.

On January 21, 2024, following the January 2024 Public Offering, which included the offering of common shares at a price lower than the exercise price of the September 2023 Warrants, the exercise price of the September 2023 Warrants was reduced to $1.077, and each September 2023 Warrant became exercisable into 0.288 common shares of the Company. For further details of the ratio of warrant shares issuable and outstanding in relation to the September 2023 Warrants, see detailed table in note 9.

During the period between November 29, 2023 and December 5, 2023, 4,602,916 September 2023 Warrants were exercised into 409,667 common shares.

During the period between February 23, 2024 and March 22, 2024, 281,910 September 2023 Warrants were exercised into 81,469 common shares.

On June 28, 2024, 182,144 September 2023 Warrants were exercised into 54,877 common shares.

On August 12, 2024, 80,526 September 2023 Warrants were exercised into 23,197 common shares.

c.

On January 16, 2024, the Company issued 1,500,000 warrants with an exercise price of $1.60 per warrant in connection with its January 2024 Public Offering (“January 2024 Warrants”). Each warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“January 2024 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period.

On February 23, 2024, 30,200 January 2024 Warrants were exercised into 30,200 common shares.

During the period between June 20, 2024 and July 16, 2024, 138,320 January 2024 Warrants were exercised into 138,320 common shares.

d.	During the year ended October 31, 2024, the Company recorded a gain on the revaluation of the total derivative warrant liabilities of $707,802 in the Consolidated Statements of Operations and Comprehensive Loss.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Derivative warrant liabilities (continued)

e.	The binomial model was used to measure the derivative warrant liability with the following assumptions:

October 31, 204
Share Price	$1.39
Exercise Price	$1.077-$1.60
Expected life	3.43-4.21 years
Risk-free interest rate	4.13-4.14%
Dividend yield	0.00%
Expected volatility	143.59-147.59%

Expected volatility was determined by calculating the historical volatility of the Company’s share price and comparison companies’ standard deviation over the previous 4.21 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of no transferability, exercise restrictions, and behavioral considerations.

f.	The following table presents the changes in the warrant liability during the period:

Balance as of November 1, 2022	$-
Issuance of April 2023 Warrants	1,771,208
Issuance of September 2023 Warrants	923,225
Exercise of warrants	(574,040)
Changes in fair value of warrants	2,189,986
Balance as of October 31, 2023	$4,310,379
Issuance of January 2024 Warrants	480,004
Exercise of warrants	(562,879)
Changes in fair value of warrants	(707,802)
Balance as of October 31, 2024	$3,519,702

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Share Capital

a.	The Company’s authorized share capital is an unlimited number of common shares without par value share. As of October 31, 2024, 4,265,186 (as of October 31, 2023 – 607,337) common shares were issued and outstanding.

b.	On September 30, 2022 and November 28, 2023, the Company effected 1-for-30 share consolidations of its issued and outstanding common shares. All share amounts and instruments convertible into common shares prior to the date of the reverse share splits have been retroactively restated for all periods presented.

c.	Share transactions during the year ended October 31, 2024:

(i)	On November 6, 2023, 45 common shares with a fair value of $117 were issued to providers of investor services in payment of services.

(ii)	Between December 1, 2023 and December 11, 2023, April 2023 Warrants and September 2023 Warrants were exercised into 1,062,188 common shares, resulting in gross proceeds of $3,498,032.

(iii)	On January 16, 2024, the Company completed a registered direct offering and concurrent private placement of (i) 1,468,000 Common Shares, (ii) 32,000 pre-funded warrants to purchase 32,000 Common Shares and (iii) 1,500,000 unregistered common warrants to purchase 1,500,000 Common Shares. The pre-funded warrants are immediately exercisable at an exercise price of $0.0001 per Common Share and will not expire until exercised in full. The unregistered common warrants have an exercise price of $1.60 per Common Share (after giving effect to adjustments and subject to further adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. These warrants include a cashless exercise provision and repricing provisions, under certain circumstances (“the January 2024 Offering”). The gross proceeds from the January 2024 Offering were approximately $2.4 million before deducting estimated offering expenses. Net proceeds from the offering were $1,824,773. On January 17, 2024, the pre-funded warrants were exercised.

(iv)	On February 19, 2024, 44 common shares with a fair value of $68 were issued to providers of investor services in payment of services.

(v)	During the period between February 26, 2024 and March 26, 2024, April 2023 Warrants, September 2023 Warrants and January 2024 Warrants were exercised into 131,914 common shares, for gross proceeds of $157,918.

(vi)	On April 3, 2024, 9,000 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $11,935 at the time of issuance.

(vii)	On May 9, 2024, 88 common shares with a fair value of $127 were issued to providers of investor services in payment of services.

(viii)	On June 17, 2024, 162,970 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $243,003 at the time of issuance.

(ix)	During the period between June 20, 2024 and July 16, 2024, April 2023 Warrants, September 2023 Warrants and January 2024 Warrants were exercised into 306,172 common shares, for gross proceeds of $402,206.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Share Capital (continued)

(xi)	On July 4, 2024, 64,617 common shares with a fair value of $98,218 were issued to providers of investor services in payment of services.

(xii)	During the period between July 4, 2024 and July 8, 2024, 134,868 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $256,252 at the time of issuance.

(xiii)	On August 12, 2024, April 2023 Warrants and September 2023 Warrants were exercised into 69,592 common shares, for gross proceeds of $74,999.

(xiv)	During the period between September 5, 2024 and September 19, 2024, 22,500 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $30,645 at the time of issuance.

(xv)	On October 31, 2024, 193,851 common shares with a fair value of $269,453 were issued to providers of investor services in payment of services.

d.	Share transactions during the year ended October 31, 2023:

(i)	On November 14, 2022, the Company completed an underwritten public offering of 38,462 common shares at a price to the public of $195.00 per share, for aggregate gross proceeds of $7.5 million, prior to deducting underwriting discounts and offering expenses. The offering closed on November 17, 2022. Net proceeds from the offering were $6,363,906.

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

Following the public offering and pursuant to the Xylo SPA (see note 8e(iii)), Xylo was entitled to receive 1,494 common shares and 75 warrants pursuant to an anti-dilution clause included in the agreement signed between the Company and Xylo on June 29, 2022. The anti-dilution feature was recorded as a derivative liability as of October 31, 2022. On May 23, 2023, the Company issued the 1,494 common shares and 75 warrants to Xylo. The fair value of the issuance ($296,845) was recorded in shareholder equity against the extinguishment of the derivative liability.

(ii)	On January 16, 2023, 161 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $39,975 at the time of issuance.

On February 22, 2023, 400 common shares were issued in respect of fully vested RSU’s that had been fully vested. The RSU’s had a fair value of $110,096 at the time of issuance.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Share Capital (continued)

(iii)	On April 6, 2023, the Company completed an underwritten public offering of 103,249 common shares at a price to the public of $23.40 per share and pre-funded warrants to purchase 46,942 common shares at a price to the public of $23.37 per pre-funded warrant (“Pre-Funded Warrants”), for aggregate gross proceeds of $3.5 million (the “April 2023 Public Offering”). The Pre-Funded Warrants were exercisable at $0.03 into one common share, and all the Pre-Funded Warrants were exercised by April 30, 2023. In addition, each April 2023 Public Offering shareholder and each Pre-Funded Warrant holder received a common warrant, which was immediately exercisable, will expire five years from the date of issuance and have an exercise price of $23.40 per common share (“April 2023 Public Offering Warrant”). The April 2023 Public Offering warrants include a cashless exercise provision and repricing provisions under certain circumstances, that also includes a potential change in the number of shares to be issued for each warrant depending on the change in the exercise price of the warrant. Net proceeds from the offering were $2,936,079.

(iv)	On May 23, 2023, 239 common shares with a fair value of $27,965 were issued to consultants and 1,494 common shares with a fair value of $110,000 were issued to providers of investor services in respect of services.

(v)	On June 1, 2023, 245 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $48,194 at the time of issuance.

(vi)	On July 10, 2023, 597 common shares with a fair value of $10,000 were issued to providers of investor services in respect of services.

(vii)	On August 28, 2023, 585 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $65,143 at the time of issuance and 44 common shares with a fair value of $607 were issued to providers of investor services in respect of services.

(viii)	On September 18, 2023, the Company completed an underwritten public offering of 225,833 common shares at a price to the public of $9.00 per share and pre-funded warrants to purchase 24,167 common shares at a price to the public of $8.97 per pre-funded warrant (“Pre-Funded Warrants”), for aggregate gross proceeds of $2.25 million (the “September 2023 Public Offering”). The Pre-Funded Warrants were exercisable at $0.03 into one common share, and all the Pre-Funded Warrants were exercised by September 30, 2023. In addition, each September 2023 Public Offering shareholder and each Pre-Funded Warrant holder received a common warrant, which was immediately exercisable, will expire five years from the date of issuance and have an exercise price of $9.00 per common share (“September 2023 Public Offering Warrant”). The September 2023 Public Offering warrants include a cashless exercise provision and repricing provisions under certain circumstances that also includes a potential change in the number of shares to be issued for each warrant depending on the change in the exercise price of the warrant. Net proceeds from the offering were $1,814,193.

(ix)	During the period between October 17, 2023 and October 20, 2023, 784,584 April 2023 Warrants with a fair value of $574,040 were exercised into 119,433 common shares.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Share Capital (continued)

e.	Share transactions during the year ended October 31, 2022:

(i)	On November 26, 2021, the Company issued 44 common shares with a fair value of $21,100 to the Chief Science Officer (“CSO”) of the Company.

(ii)	On February 14, 2022, the Company issued 45 common shares with a fair value of $17,584 to the CSO.

(iii)	On February 14, 2022, the Company completed a share purchase agreement with Xylo, whereby the Company issued a total of 2,208 units to Xylo in consideration for $750,000 (“Cash Financing”) and 27,778 common shares of Xylo (“Share Exchange”). Each unit is comprised of one common share and one warrant, with each warrant exercisable for a period of 18 months at CAD$60.00 per share (the “Xylo SPA”). The Xylo SPA contains certain anti-dilution provisions.

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

In connection with the Share Exchange, the Company incurred finder’s fees of $50,000, which were allocated to the base cost of the shares in Xylo.

On June 29, 2022, the Company signed an amendment to the Xylo Agreement (“Xylo Amended Agreement”), pursuant to which, in the event of an initial public offering, Xylo would receive, in respect of the Cash Financing, for no additional consideration, the number of shares necessary to maintain an ownership percentage of the Company’s shares equal to the level of ownership it had at the time of the Xylo Agreement.

As of October 31, 2022, the Company recorded the fair value of this derivative financial liability in the amount of $290,569 as a current liability.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Warrants

The following table summarizes the changes in the Company’s warrants:

	Number of warrants	Historic weighted average exercise price per warrant shares
Balance, October 31, 2022	19,763	576.66

Issuance of underwriter warrants	1,923	243.75
Issuance of April 2023 warrants (*)	4,505,718	5.124
Issuance of September 2023 warrants (*)	7,500,000	9.00
Issuance of Xylo warrants	75	1,297.67
Expiration of warrants	(11,430)	922.98
Exercise of warrants	(784,584)	5.124

Balance, October 31, 2023	11,231,465	$7.90
Number of shares to be issued from the exercise of these warrants, October 31, 2023	826,781

Balance, October 31, 2023	11,231,465	$7.90
Issuance of January 2024 warrants (Note 7c) (*)	1,500,000	1.60
Exercise of warrants	(8,293,585)	2.62
Expiration of warrants	(8,333)	98.43
Balance, October 31, 2024 (**)	4,429,547	$1.57
Number of shares to be issued from the exercise of these warrants	2,549,311

(*)

These warrants include a cashless exercise provision and repricing provisions under certain circumstances, that also includes a potential change in the number of shares to be issued for each warrant depending on the change in the exercise price of the warrant. See table below for number of shares to be issued from the exercise of warrants.

(**)	See note 19(b) regarding the exercise of warrants.

As of October 31, 2024, the following share purchase warrants were outstanding:

Number of warrants outstanding	Number of shares to be issued from the exercise of warrants (warrant shares)	Exercise price per warrant shares		Exercise price per warrant shares (USD)	Expiry date
1,923	1,923	C$	339.20	$243.75	November 17, 2027
743,565	538,150		$1.077	$1.077	April 5, 2028
75	75	C$	1,800	$1,293.48	November 23, 2024
2,352,504	677,683		$1.077	$1.077	September 17, 2028
1,331,480	1,331,480		$1.60	$1.60	January 15, 2029
4,429,547	2,549,311

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Stock Options

a.	On November 14, 2023, the shareholders of the Company approved the Omnibus Equity Incentive Plan, or the Omnibus Plan. Pursuant to the Omnibus Plan, the Company is authorized to grant options or restricted share units (“RSUs) to officers, directors, employees and consultants enabling them to acquire, together with” Options”, “Awards” or “Stock Options” as defined, up to 20% of the Company’s issued and outstanding Common Shares (after taking into account existing awards from the Company’s 2021 stock option plan). The Awards can be granted for a maximum of 10 years and vest as determined by the Board.

The maximum number of common shares reserved for issuance in any 12-month period to a related party consultant may not exceed 5% of the issued and outstanding common shares at the date of the grant (and may not exceed 15% in total, to all related parties). The maximum number of common shares reserved for issuance in any 12-month period to any investor relations service provider may not exceed 2% of the issued and outstanding common shares at the date of the grant.

b.	The following table summarizes the changes in the Company’s stock options for the years ended October 31, 2024 and October 31, 2023:

	Number of options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)

Outstanding, October 31, 2022	5,254	C$	613.5	$450.64

Granted (i, ii, iii)	334		442.22	318.81

Outstanding, October 31, 2023	5,588	C$	603.12	$434.82

Expired	(67)		720.00	533.14

Outstanding, October 31, 2024	5,521	C$	601.71	$432.38

Exercisable, October 31, 2024	5,351	C$	603.50	$433.67

i)	On May 23, 2023, the Company granted 61 stock options to a consultant of the Company. The options are exercisable at $227.09 (CAD$315.00) per share. The options expire on May 23, 2033.

ii)	On June 26, 2023, the Company granted 223 stock options to a consultant of the Company. The 156 options are exercisable at $363.35 (CAD$504.00) per share and the 67 options are exercisable at $519.07 (CAD$720.00) per share. The options expire on June 26, 2033.

iii)	On July 6, 2023, the Company granted 50 stock options to a consultant of the Company. The options are exercisable at $23.40 per share. The options expire on July 6, 2033.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Stock Options (continued)

c.	Additional information regarding stock options outstanding as of October 31, 2024, is as follows:

Outstanding					Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)		Weighted average exercise price (USD$)	Number of stock options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)

533	1.57	C$	166.50	$119.65	533	C$	166.50	$119.65
978	7.26		504.00	362.17	920		504.00	362.17
1,166	1.56		675.00	485.05	1,166		675.00	485.05
200	4.49		702.00	504.46	200		702.00	504.46
133	1.88		747.00	536.79	133		747.00	536.79
422	7.11		612.00	439.78	422		612.00	439.78
1,044	7.26		720.00	517.39	957		720.00	517.39
667	1.67		756.00	543.26	667		756.00	543.26
111	7.11		900.00	646.74	111		900.00	646.74
61	8.56		315.00	226.36	61		315.00	226.36
156	8.66		504.00	362.17	156		504.00	362.17
50	8.68		32.56	23.40	25		32.56	23.40
5,521	4.65	C$	601.71	$432.38	5,351	C$	603.50	$433.67

The fair value of stock options previously granted to certain consultants for ongoing services measured during the period have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	Year ended October 31,
	2024	2023

Risk-free interest rate	4.22%	4.10%
Expected life (in years)	4.61	5.61
Expected volatility	125.77-133.62%	140.41-160.81%

Expected volatility was determined by calculating the historical volatility of the comparison companies’ share price over the previous 8.6 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of no transferability, exercise restrictions, and behavioral considerations.

d.	The portion of the total fair value of stock options expensed during the year ended October 31, 2024, was $79,005 (2023 - $221,625) which was recorded as share-based compensation expense.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Restricted Share Units

a.	On August 4, 2021, the Company approved an RSU plan, which is designed to provide certain directors, officers, employees, and consultants of the Company with the opportunity to acquire RSU’s of the Company. Each unit is equivalent in value to a common share and upon vesting results in the holder thereof being issued, at the discretion of the Board, either (i) a common share, or (ii) an amount of cash equal to the fair market value of a common share.

b.	The following table summarizes the changes in RSUs:

	Number of RSUs	Weighted average issue price (C$)	Weighted average issue price (USD$)

Balance, October 31, 2022	1,407	$375.54	$273.42

Granted	2,200	55.97	41.63
Exercised	(1,391)	246.64	189.37

Balance, October 31, 2023	2,216	$138.55	$96.06

Granted (i)	591,460	1.86	1.36
Exercised	(329,338)	2.22	1.65

Balance, October 31, 2024	264,338	$2.55	$1.80

(i)	During the year ended October 31, 2024, the Company issued 591,460 RSU’s to consultants, directors and officers. The RSU’s vested with a fair value of $804,962 (2023-$91,589).

12.	Financial Instruments and Risk Management

a.	Fair Values

Fair value measurements are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

12.	Financial Instruments and Risk Management (continued)

a.	Fair Values (continued)

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2024, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2024
Short-term investment- shares	$110,400	$–	$–	$110,400
Short-term investment- Polyrizon Warrants	–	–	178,988	178,988
Derivative warrant liabilities	–	–	3,519,702	3,519,702

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2023, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2023
Short-term investment	$86,112	$–	$–	$86,112
Derivative warrant liabilities	–	–	4,310,379	4,310,379

The fair value of other assets and liabilities, which include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

b.	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

c.	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and CAD. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

12.	Financial Instruments and Risk Management (continued)

c.	Foreign Exchange Rate Risk (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as of October 31, 2024. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of October 31, 2024.

Cash and cash equivalents	$137,666
Amounts receivable	49,038
Accounts payable and accrued liabilities	(192,971)
Due to related parties	(38,962)

Total foreign currency financial assets and liabilities	$(45,229)

Impact of a 10% strengthening or weakening of foreign exchange rate	$(4,523)

d.	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The fair value of the derivative warrant liabilities can fluctuate depending on the fluctuation in the risk-free interest rate.

e.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of October 31, 2024 and 2023:

October 31, 2024	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$526,056	$526,056	$–
Due to related parties	48,962	48,962	–
Lease liability	53,142	36,726	16,416
	$628,160	$611,744	$16,416

October 31, 2023	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$617,004	$617,004	$–
Due to related parties	42,433	42,433	–
	$659,437	$659,437	$–

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

13.	Capital Management

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

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended October 31, 2024.

14.	Commitments

a.	On January 15, 2024, the Company entered into a license agreement with BIRAD, the research and development company of Bar-Ilan University, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use the joint patent that the Company has with BIRAD to further develop, manufacture and commercialize products for innovative treatment of cocaine addiction (“the BIRAD License Agreement”). According to the BIRAD License Agreement, the Company shall pay BIRAD royalties at the rate of 1.5% of net sales, as well as certain fees in the case of sublicenses or an “exit” event, all subject to the terms as described in the BIRAD License Agreement. The Company will also pay BIRAD different payments when reaching several milestones.

b.	On March 19, 2024, the Company entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use to Yissum’s patent titled “psychedelic compounds, methods of their preparation and uses thereof” to further develop, manufacture, and commercialize innovative compounds targeted at treating post-traumatic stress disorder and other health conditions (the “Yissum PTSD License Agreement”). According to the Yissum PTSD License Agreement, the Company is required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning of the fifth anniversary of the effective date of the Yissum PSTD License Agreement, and royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicensing or an exit event, all subject to the terms as described in the Yissum PTSD License Agreement. The Company will also pay Yissum different payments when reaching several milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum PSTD License Agreement) vest solely in Yissum, and the Company shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of the Company’s development shall be solely owned by the Company.

c.	On March 31, 2024, the Company entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use Yissum’s patent “psychoactive compounds, methods of their preparation and uses thereof in the treatment of mental disorders” to further develop, manufacture, and commercialize innovative compounds targeted at Generation 3.0 psychedelic compounds for the treatment of mental disorders (the “Yissum Psychedelic License Agreement). According to the Yissum Psychedelic License Agreement, the Company is required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning of the fifth anniversary of the effective date of the Yissum Psychedelic License Agreement, and the Company shall pay Yissum royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicenses or an exit event, all subject to the terms as described in the Yissum Psychedelic License Agreement. The Company will also pay Yissum different payments when reaching several milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum Psychedelic License Agreement) vest solely in Yissum, and the Company shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of the Company’s development shall be solely owned by the Company.

d.	In respect to the Company’s lease commitment, refer to Note 4.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Segmented Information

As of October 31, 2024, the Company has one operating segment, research and development of psychedelic medicine, which takes place primarily in Israel.

16.	Income Taxes

Tax rates applicable to the Company:

The combined Canadian federal and provincial statutory income tax rate is 27% for years ended October 31, 2024, 2023 and 2022 and the Israeli statutory corporate tax rate was 23% in 2024, 2023 and 2022.

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant differences, which comprise deferred income tax assets and liabilities, are as follows:

	2024 $	2023 $	2022 $

Canadian statutory income tax rate	27%	27%	27%

Income tax recovery at statutory rate	(1,316,712)	(2,322,936)	(1,861,476)

Tax effect of:
Items not deductible for tax purposes	(20,556)	223,809	335,494
Over provided in prior years	(384,109)	(19,674)	-
Tax rate difference for foreign jurisdiction	(5,365)	10,715	56,175
Change in unrecognized deferred income tax assets	2,104,708	2,125,459	1,499,666
Income tax provision	377,966	17,372	29,859

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Income Taxes (continued)

As of October 31, 2024, the Company has Canadian non-capital losses carried forward of $20,281,000, which is available to offset future years’ taxable income in Canada. These losses expire as follows:

$

2037	5,000
2038	73,000
2039	71,000
2040	169,000
2041	1,142,000
2042	4,716,000
2043	8,678,000
2044	5,427,000
20,281,000

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

17.	General and Administrative Expenses

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2024	2023	2022

Professional fees	$1,998,625	$2,210,795	$1,093,871
Investor relations	440,041	1,565,970	473,106
Share-based compensation (Notes 6, 10 and 11)	1,119,041	243,717	946,324
Consulting fees (Note 6)	131,769	96,421	192,448
Insurance	329,278	364,059	149,537
Transfer agent and regulatory fees	190,397	171,439	86,605
Depreciation of ROU asset	39,023	35,381	60,665
Salaries and benefits (Note 6)	57,340	37,838	92,296
Office and miscellaneous	55,538	31,670	68,016
Depreciation of property and equipment	1,065	1,915	7,572
Total general and administrative	$4,362,117	$4,759,205	$3,170,440

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Research and Development, net

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2024	2023	2022

Research and preclinical studies	$747,026	$1,159,147	$2,380,942
Salaries, regulatory, professional and other expenses	542,615	469,667	666,125
Share-based compensation (Notes 6, 10 and 11)	132,502	45,870	213,299
Reimbursements (Note 6)	(50,319)	(141,409)	(194,205)
Amortization of intangible assets	10,984	10,954	14,830
Total research and development, net	$1,382,808	$1,544,229	$3,080,991

19.	Subsequent Events

a.	During November 2024, the Company sold all the shares of Polyrizon, for total proceeds of $82,961.

b.	During the period between December 13, 2024 and December 26, 2024, April 2023 Warrants, September 2023 Warrants and January 2024 Warrants, were exercised into 310,388 common shares, for gross proceeds of $441,577.