Form 20-F
period 2025-10-31
Clearmind Medicine Inc.
filed 2026-01-20
CIK 1892500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2025

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

Dr. Adi Zuloff-Shani

Chief Executive Officer

101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5
Tel: 973.536.1016

Email: invest@clearmindmedicine.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value per share	CMND	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of October 31, 2025 and January 19, 2026: 1,499,838 common shares and 158,076 common shares, respectively.

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

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “Clearmind,” “we,” “us,” “our” and other similar designations refer to Clearmind Medicine Inc and its wholly-owned subsidiaries, Clearmindmed Ltd., a company incorporated in the State of Israel, and Clearmind Labs Corp., incorporated in Canada.

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

All information in this annual report on Form 20-F relating to shares or price per share reflects the one-for-40 consolidation of our issued and outstanding common shares effected by us on December 15, 2025.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the ability of our pre-clinical and any future clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results;

●	the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

●	the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates, as well as the potential healthcare costs saved through utilizing our future product candidates;

●	the ability of our future product candidates to address needs not currently addressed by the psychedelic industry;

●	the ability of our future product candidates to address needs not currently addressed by the psychedelic industry;

●	our ability to obtain and maintain regulatory approval of our future product candidates;

●	our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the ability of our management team to oversee our drug research programs;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our ability to compete with other companies who offer products that address similar issues that our future product candidates will address;

●	our financial performance;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	our ability to maintain the listing of our common shares on Nasdaq;

●	difficulties in our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians;

●	our ability to restructure our operations to comply with future changes in government regulation;

●	security, political and economic instability in the Middle East that could harm our business, including due to the security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We have incurred losses since our inception. We anticipate that we will incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

●	Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

●	We have never generated any revenue from product sales and may never be profitable.

●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all.

Risks Related to the Clinical Development, Regulatory Review and Approval of our Product Candidates

●	We have not yet commercialized any products or technologies, and we may never become profitable.

●	We may not receive, or may be delayed in receiving, the necessary approvals for MEAI or future products.

●	Clinical and preclinical development is uncertain.

●	Clinical trials of our product candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate.

●	Our current product candidates and future therapeutic candidates contain psychedelic substances, and may be subject to controlled substance laws and regulations.

●	Our product candidates contain potentially controlled substances, the use of which may generate public controversy.

●	Any clinical trials that we may conduct in the future to demonstrate substantial evidence of the safety and effectiveness of product candidates that we may identify and pursue for their intended uses.

●	Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain.

●	The results of early-stage clinical trials and preclinical studies may not be predictive of future results.

●	Research and development of drugs targeting the Central Nervous System is particularly difficult.

●	If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

●	Use of our product candidates could be associated with side effects, adverse events or safety risks.

●	Even if any of our current or future product candidates receives regulatory approval, it may fail to achieve market acceptance necessary for commercial success.

●	If we are unable to obtain regulatory approval in one or more jurisdictions for any product candidates that we may identify and develop, our business will be substantially harmed.

●	Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change, which could result in material changes in the final data.

●	Certain of the product candidates we are developing are complex and difficult to manufacture. We could experience manufacturing problems that result in delays or otherwise harm our business.

●	We may not elect or be able to take advantage of any expedited development or regulatory review and approval processes available to drug product candidates.

●	For any approved product, we will be subject to ongoing regulatory obligations and continued regulatory review and we may be subject to penalties if we fail to comply.

Risks Related to Commercialization

●	If we are unable to establish sales and marketing capabilities or enter into agreements to sell and market any product candidates, we may not be successful in commercializing those product candidates.

●	The third-party payor coverage and reimbursement status of newly approved products is uncertain.

●	If we fail to comply with healthcare laws, we could face substantial penalties and our business, financial condition and results of operations could be adversely affected.

●	We may become subject to U.S. federal and state forfeiture laws which could negatively impact our business operations.

●	Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, private litigation, and/or adverse publicity.

●	We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before we do or develop therapies that are safer, more advanced or more effective than ours.

●	If the market opportunities for our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

Risks Related to Reliance on Third Parties

●	We may seek to enter into additional collaborations and other similar arrangements and may not be successful in entering into new arrangements, and even if we are, we may not realize the benefits of such relationships.

●	Collaborative relationships with third parties could cause us to expend significant resources and incur substantial business risk with no assurance of financial return.

●	We rely on third parties to assist in conducting our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily.

●	Our use of third parties to manufacture and develop our product candidates for preclinical studies and clinical trials may increase the risk that we will not have sufficient quantities of materials.

●	We have no sales, distribution, or marketing experience, and may invest significant financial and management resources to establish these capabilities.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets.

●	We may not have sufficient patent lifespan to effectively protect our products and business.

●	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

●	If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

●	If we are unable to maintain effective proprietary rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our product candidates.

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

●	We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

●	We may be subject to claims challenging the inventorship of our intellectual property.

●	We may not be able to protect our intellectual property rights throughout the world.

Risks Related to Our Business Operations

●	We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

●	Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates.

●	We may not be successful in our efforts to identify, discover or license additional product candidates.

●	European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information.

●	If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

●	Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

●	International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks.

Risks Related to Ownership of Our Common Shares

●	We may be or may become classified as a passive foreign investment company.

●	As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices and we will not be subject to certain U.S. securities laws.

●	We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Common Shares less attractive to investors.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Common Shares.

Risks Related to our Location in Israel and our International Operations

●	Part of our operations are conducted in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations and Israel’s war against them, may affect our operations.

●	Because we are incorporated in British Columbia and some of our directors and officers are in Canada, it may be difficult for U.S. investors to enforce civil liabilities. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers outside of Canada.

●	Operating outside of the United States presents specific risks to our business.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred losses since our inception. We anticipate that we will incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

We are a clinical stage pharmaceutical company. We have incurred operating losses each year since our inception, including operating losses of $5,667,177, $5,744,925 and $6,303,434 for the years ended October 31, 2025, 2024 and 2023, respectively. As of October 31, 2025, we had an accumulated deficit of $27,879,724. We have devoted substantially all of our financial resources to designing and developing 5-methoxy-2-aminoindane, or MEAI, including preclinical studies and providing general and administrative support for these operations. We expect that our expenses and operating losses will increase for the foreseeable future as we continue clinical development of MEAI for the treatment of alcohol use disorder, or AUD and obesity and metabolic disorder. Our ability to ultimately achieve revenues and profitability is dependent upon our ability to successfully complete the development of MEAI and any future product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

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

Our audited consolidated financial statements for the year ended October 31, 2025, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We have incurred losses in each year since our inception, including net losses of $3,856,983, $5,254,678 and $8,620,837 for the years ended October 31, 2025, 2024 and 2023, respectively. As of October 31, 2025, we had an accumulated deficit of $27,879,724 and a negative cash flows from operations of $4,734,498. These events and conditions, along with other matters, indicate that a material uncertainty exists that raise substantial doubt on our ability to continue as a going concern. The financial statements for 2025 do not include any adjustments that might result from the outcome of this uncertainty. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

We have never generated any revenue from product sales and may never be profitable.

We are a clinical stage pharmaceutical company, have no products approved for marketing in any jurisdiction and we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, MEAI or any future product candidates. We do not anticipate generating revenue from product sales for at least the next several years. Our ability to generate future revenue from product sales will depend heavily on our ability to:

●	complete research and preclinical and clinical development of MEAI and any future product candidates in a timely and successful manner, including MEAI for the treatment of depression and addiction;

●	obtain regulatory and marketing approval for any product candidates for which we complete clinical trials;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for MEAI and any future product candidates that is compliant with cGMPs;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support pre-clinical and future clinical development and the market demand for MEAI and any future product candidates, if and when approved;

●	launch and commercialize any product candidates for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors;

●	expose and educate physicians and other medical professionals to use our products;

●	obtain market acceptance, if and when approved, of MEAI and any future product candidates from the medical community and third-party payors;

●	ensure our product candidates are approved for reimbursement from governmental agencies, health care providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact MEAI and any future product candidates or their prospective usage by medical professionals;

●	identify, assess, acquire and/or develop new product candidates;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	avoid and defend against third-party interference claims, derivation claims or infringement claims;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our pre-clinical and future clinical development, manufacturing facilities and commercial expansion.

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

To date, we have financed our operations primarily through the sale of equity securities. As of October 31, 2025, we had cash and cash equivalents of $3,923,058. We will require significant additional financing to fund our operations. Our future funding requirements will depend on many factors, including but not limited to:

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

We cannot guarantee that financing will be available in sufficient amounts or on terms acceptable to us, if at all, and the terms of any financing may adversely affect the interests or rights of our shareholders. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. Further, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide.

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

Risks Related to the Clinical Development, Regulatory Review and Approval of our Product Candidates

We have not yet commercialized any products or technologies, and we may never become profitable.

We have not yet commercialized any products or technologies, and we may never be able to do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including:

●	the timing of regulatory approvals in the countries, and for the uses, we seek;

●	the competitive environment;

●	the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products;

●	our ability to enter into distribution and other strategic agreements with pharmaceutical and biotechnology companies with strong marketing and sales capabilities;

●	the adequacy and success of distribution, sales and marketing efforts; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, thirty-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, cover any of our products or products incorporating our technologies. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability, if at all. Even if we successfully develop one or more products that incorporate our technologies, we may not become profitable.

Most of our product candidates are in preclinical development. To date, we have not commenced enrolment to our clinical trial which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

We are a clinical stage pharmaceutical company. In February 2024 and in July 2024, we announced that we were granted approval by the Israeli Ministry of Health and by the FDA, respectively to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. In May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. In October 2024 and December, we announced that we received IRB approvals from Johns Hopkins University and Yale University, respectively, our clinical sites for part A of our Phase I/IIa clinical trial in the United States for treating patients suffering from AUD. In July 2025 we announced site initiation at Tel Aviv Sourasky Medical Center (TASMC) in Israel and in August 2025 we announced receipt of TASMC IRB approval. In addition, we announced in August 2025 IRB approval at Hadassah Medical Center, in Israel and in November 2025 we announced initiation of this site.

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

Our product candidates are at various stages of clinical and preclinical development and may never be commercialized.

Our product candidates are at various stages of clinical development and may never be commercialized. The progress and results of any future pre-clinical testing or future clinical trials are uncertain, and the failure of our product candidates to receive regulatory approvals will have a material adverse effect on our business, operating results and financial condition to the extent we are unable to commercialize any products. None of our product candidates has received regulatory approval for commercial sale. In addition, we face the risks of failure inherent in developing therapeutic products. Our product candidates are not expected to be commercially available for several years, if at all.

In order to receive U.S. Food and Drug Administration, or FDA, approval or approval from foreign regulatory authorities to market a product candidate or to distribute our products, we must demonstrate thorough pre-clinical testing and thorough human clinical trials that the product candidate is safe and effective for its intended uses (e.g., treatment of a specific condition in a specific way subject to contraindications and other limitations). If the FDA, or foreign regulatory authorities, determine that data from our pre-clinical testing and clinical trials are not sufficient to support approval, the FDA, or foreign regulatory authorities, may require additional pre-clinical testing or clinical trials for our product candidates. Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our New Drug Applications, or NDA, or grant approval for a narrowly intended use that is not commercially feasible. We might not obtain regulatory approval for our drug candidates in a timely manner, if at all. Failure to obtain FDA approval of any of our drug candidates in a timely manner or at all will severely undermine our business by reducing the number of salable products and, therefore, corresponding product revenues.

Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.

The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Also, interim results, if at all, during a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials.

Many companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to adverse safety profiles or lack of efficacy, notwithstanding promising results in earlier studies. Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the FDA, the European Medicines Agency, or EMA, or other foreign regulatory authorities and, ultimately, our ability to commercialize our product candidates and generate product revenues. If the clinical trials do not support our product claims, the completion of development of such product candidates may be significantly delayed or abandoned, which will significantly impair our ability to generate product revenues and will materially adversely affect our results of operations.

This drug candidate development risk is heightened by any changes in the planned clinical trials compared to the completed clinical trials. As product candidates are developed from preclinical through early to late stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and methods of administration, are altered along the way in an effort to optimize processes and results. While these types of changes are common and are intended to optimize the product candidates for late stage clinical trials, approval and commercialization, such changes do carry the risk that they will not achieve these intended objectives.

Changes in our planned clinical trials or future clinical trials could cause our product candidates to perform differently, including causing toxicities, which could delay completion of our clinical trials, delay approval, if any, of our product candidates, and/or jeopardize our ability to commence product sales and generate revenues.

We might be unable to develop product candidates that will achieve commercial success in a timely and cost-effective manner, or ever.

Even if regulatory authorities approve our product candidates, they may not be commercially successful. Our product candidates may not be commercially successful because government agencies and other third-party payors may not cover the product or the coverage may be too limited to be commercially successful; physicians and others may not use or recommend our products, even following regulatory approval. A product approval, assuming one issues, may limit the uses for which the product may be distributed thereby adversely affecting the commercial viability of the product. Third parties may develop superior products or have proprietary rights that preclude us from marketing our products. We also expect that at least some of our product candidates will be expensive, if approved. Patient acceptance of and demand for any product candidates for which we obtain regulatory approval or license will depend largely on many factors, including but not limited to the extent, if any, of reimbursement of costs by government agencies and other third-party payors, pricing, the effectiveness of our marketing and distribution efforts, the safety and effectiveness of alternative products, and the prevalence and severity of side effects associated with our products. If physicians, government agencies and other third-party payors do not accept our products, we will not be able to generate significant revenue. In addition, government regulators and legislative bodies in the U.S. are considering numerous proposals that may result in limitations on the prices at which we could charge customers for our products if we have products that are ultimately approved for sale. At this time, we are unable to predict how these potential legislative changes might affect our business.

We may not receive, or may be delayed in receiving, the necessary approvals for MEAI or future products, and failure to timely obtain necessary approvals for MEAI or future products would adversely affect our ability to grow our business.

Assuming successful initiation and completion of clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things are submitted to the FDA as part of an NDA requesting approval to market the product candidate for one or more indications.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. This is known as the filing decision. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth, multi-disciplinary substantive review. The FDA has agreed to certain performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. A product that has been designated as a breakthrough therapy may also be eligible for review within six months if supported by clinical data at the time of submission of the NDA. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including drug component manufacturing such as active pharmaceutical ingredients, finished drug product manufacturing, analytical, control testing laboratories, as well as packaging and labeling facilities. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. The applicant of the NDA may also have their records, processes, procedures, training, and other aspects reviewed during an inspection.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks.

Finally, for first-in-class, or novel therapies, the FDA may discuss with the Sponsor the use of an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Legislative and regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain the initial regulatory approvals as well as to manufacture, market and distribute our products after approval is obtained.

From time to time, legislation is drafted and introduced in U.S. Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, the FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require the following:

●	changes to manufacturing methods;

●	change in protocol design;

●	additional treatment arm (control);

●	recall, replacement, or discontinuance of one or more of our products; and

●	additional recordkeeping.

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the Affordable Care Act, or ACA, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and congressional challenges to certain aspects of the ACA. Concurrently, Congress considered legislation to repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been enacted. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The United States Supreme Court is currently reviewing this case, but it is unknown when a decision will be reached. Although the Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation and the healthcare reform measures of the Biden administration will impact the ACA and our business.

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

In February 2024, we were granted approval by the Israeli Ministry of Health and in July 2024 we received the ‘Safe to Proceed’ clearance by the FDA, both to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. In May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. In October 2024 and December 2024, we announced that we received IRB approvals from Johns Hopkins University and Yale University, respectively, our clinical sites for part A of our Phase I/IIa clinical trial in the United States for treating patients suffering from AUD. In July 2025 we announced site initiation at Tel Aviv Sourasky Medical Center (TASMC) in Israel and in August 2025 we announced receipt of TASMC IRB approval. In addition, we announced in August 2025 IRB approval at Hadassah Medical Center, in Israel and in November 2025 we announced initiation of this site. Upon completion of the Phase I/IIa studies, if successful, we will be required to conduct additional clinical trials subject to securing additional financing.

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

Our product candidates contain psychedelic substances. The psychedelic pharmaceutical drug industry is a fairly new treatment industry, and we cannot predict the impact of the ever-evolving regulatory compliance regime implemented for these products by FDA and other authorities. Similarly, we cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. The impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay and/or impact the development of markets, business and products, and sales initiatives and could have a material adverse effect on the financial condition and operating results of the company.

Additionally, our product candidates may be subject to regulation by the U.S. Drug Enforcement Administration, or DEA, as “Controlled Substances” or scheduled substances, under the Comprehensive Drug Abuse Prevention and Control Act of 1970, also known as the Controlled Substances Act, or the CSA. The DEA regulates compounds as Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, have no currently “accepted medical use” in the United States, lack accepted safety for use under medical supervision and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. The dispensing of Schedule II drugs is also further restricted in various ways. Commercial marketing in the United States will likely require scheduling-related legislative and/or administrative action.

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

If approved by the FDA, and if any of our product candidates is listed by the DEA as a Schedule II, III, IV or V controlled substance, their manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use will continue to be subject to a significant degree of regulation by the DEA. In addition, the scheduling process may take significantly longer than the 90-day deadline set forth in the CSA, thereby delaying the launch of our product candidates in the United States. Furthermore, the FDA, DEA or any foreign regulatory authority could require us to generate more clinical or other data than we currently anticipate. This could be requested to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of our product candidates and any future therapeutic candidates containing controlled substances. In addition, therapeutic candidates containing controlled substances are also subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures, including:

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

Our therapies containing potentially controlled substances may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for, our current product candidates and any future therapeutic candidates we may develop. Opponents of these therapies may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity in an effort to persuade the medical community to reject these therapies. Adverse publicity from misuse may adversely affect the commercial success or market penetration achievable by our product candidates. Anti-psychedelic protests have historically occurred and may occur in the future and generate media coverage. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of, our product candidates or any future therapeutic candidates.

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

Any product we may develop, and the activities associated with its development and potential commercialization, including its design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, the EMA and other comparable foreign regulatory authorities. Failure to obtain marketing authorization for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction.

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

Discovery and development of new drug candidates designed to target CNS disorders are particularly difficult and time-consuming, evidenced by the higher failure rate for new drugs for CNS disorders compared with most other areas of drug discovery. For example, Pharmos Biotech, Roche, Allegan’s NMDA receptor program, and Merck have all failed to meet their past development end points for studies. Any such setbacks in our clinical development could have a material adverse effect on our business and operating results. In addition, our later-stage clinical trials may present challenges related to conducting adequate and well-controlled clinical trials, particularly as it regards managing placebo effects, common in these types of indications.

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

As is the case with pharmaceuticals generally, it is likely that there may be unexpected or undesirable side effects or adverse events (AEs), but they can’t be disclosed since no clinical trials have been conducted yet with this compound. Undesirable side effects may be found in the future. The side effects caused by these product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or other comparable foreign regulatory authorities. The side effects related to the product candidate could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition, results of operations and prospects significantly.

Moreover, if our product candidates are associated with undesirable side effects in preclinical studies or clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. We may also be required to modify or terminate our study plans based on findings in our preclinical studies or clinical trials. Many product candidates that initially show promise in early-stage testing may later be found to cause side effects or adverse events that prevent further development. As we work to advance existing product candidates and to identify new product candidates, we cannot be certain that later testing or trials of product candidates that initially showed promise in early testing will not be found to cause similar or different unacceptable effects that prevent their further development.

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

In addition to side effects caused by the product candidate, the administration process or related procedures can also cause adverse side effects. If any such AEs occur, our clinical trials could be suspended or terminated. If we are unable to demonstrate that any AEs were caused by the administration process or related procedures, the FDA, the European Commission, the EMA, or other regulatory authorities could order us to cease further development of, or deny approval of, a product candidate for any or all targeted indications. Even if all future serious adverse events, or SAEs, are assessed as not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition, results of operations and prospects significantly.

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

Any of these occurrences could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and may harm our business, financial condition, results of operations and future prospects significantly.

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

Sales of medical products also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. We cannot predict whether physicians, physicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine whether any of our products is safe, therapeutically effective and/or cost effective as compared with competing treatments. If any product candidates we develop do not achieve an adequate level of acceptance, they may not generate significant product revenue, and we may not become profitable.

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

We currently, and may in the future continue to, conduct one or more clinical trials outside the United States, including in Europe. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA, the EMA or any comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) if necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. There can be no assurance that the FDA, the EMA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, the EMA or any comparable foreign regulatory authority does\\ not accept such data, it would result in the need for additional trials, which would be costly and time consuming and delay aspects of our business plan, which may result in product candidates that we may develop not receiving approval or clearance for commercialization in the applicable jurisdiction.

In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. The conduct of clinical trials outside the United States could have a significant impact on us. Risks inherent to conducting international clinical trials include:

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

As of October 31, 2025, our portfolio consisted of nineteen utility patent families including patents and applications having method of use and composition of matter claims. Fourteen of the patent families are solely owned by the Company and three are jointly owned; one with BIRAD Research and Development Company Ltd., or BIRAD, of Bar Ilan University Research, Ramat Gan Israel and two others with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum. In addition, we have licensed two patents from Yissum. The nineteen patent families include thirty-two granted patents and eighty pending applications. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, derivation proceedings, oppositions and reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. As the pharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

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

Interference proceedings or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our Common Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended October 31, 2025 and in future taxable years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for United States federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

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

As a foreign private issuer, we will be exempt from the rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Nevertheless, pursuant to regulations promulgated under Canadian Securities Administrators National Instrument 51-102 “Continuous Disclosure Obligations”, or the Instrument, we are required to disclose in the context of sending an information circular to shareholders all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the issuer, or a subsidiary of the issuer, to each Named Executive Officer (as such term is defined in the Instrument) and director, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the NEO or director for services provided, directly or indirectly, to the issuer or a subsidiary of the issuer. Such disclosure will not be as extensive as that required of a U.S. domestic issuer. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information, although we intend to voluntarily adopt a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

Although as of October 31, 2025, we did not have any material weaknesses in our internal control over financial reporting, there can be no assurance that we will not suffer from other material weaknesses in the future. If we fail to maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our ordinary shares. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In January 2025, Israel and Hamas entered into a ceasefire agreement, which remained in effect until March 18, 2025, when hostilities resumed. As of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah, but there are no guarantees as to whether the agreement will hold or whether further hostilities will resume.

In addition, in April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. In June 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, the situation remains volatile. Ongoing political instability, widespread protests, and heightened geopolitical tensions involving Iran, including the potential for military escalation and broader regional conflict, may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. None of our employees or consultants were drafted. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date of this Annual Report, none of our directors, officers or employees are serving in active or reserve duty.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical studies, facilities or the manufacturing or supply of our drug candidates. While the intensity and duration of the security situation in Israel have been difficult to predict, as were the economic implications on our business and operations and on Israel’s economy in general, the ceasefire marks a potential shift towards stability in the region. If sustained, this could reduce the risk of disruptions to our business and the Israeli economy in general. However, if the war is renewed or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be harmed.

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

As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act that are applicable to other public companies that are not foreign private issuers. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual report with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

Capital Expenditures

For a description of our capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects-Liquidity and Capital Resources.”

B. Business Overview

Overview

We are a clinical stage pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines to solve widespread, yet under-served, health problems. Our goal is to develop and provide new type of treatments for mental health disorders, including AUD, binge drinking and eating disorders, where there is significant unmet need and lack of innovation. We see neuroplastogens based therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. We believe that our solution for AUD can help solve one of the world’s biggest health problems, which costs the United States alone roughly $250 billion each year.

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

We are currently focusing our research programs on the uses of our proprietary, non-hallucinogenic, MEAI for the treatment of AUD, weight loss and metabolic disorders and as an alcohol substitute consumer products. On the consumer side, we are developing an alcohol substitute which may offer a solution that adults can enjoy without the extensive damage that comes with alcohol, such as higher risk to get cancer and other wide range of adverse effects on almost every part of the body, including the brain, liver, pancreas and the immune system. We have completed a series of pre-clinical, investigational new drug—, or IND—, enabling studies in the United States and China that are required before we can study our compound for the first time in humans. These studies include pharmacokinetic and toxicological studies in rats and dogs in order to assess the safety profile of our compound and characterization of the drug metabolism. We have conducted several metabolism studies designed to better understand the way 5-Methoxy-2-aminoindane, or MEAI, is digested in several species. In addition, we have conducted a pre-clinical animal model of AUD to characterize the effect of MEAI on alcohol consumption. This study involved testing the effect of MEAI’s ability to curb alcohol cravings after exposing mice to prolonged alcohol consumption over a short period, mimicking binge alcohol consumption in humans.

In February 2024 and in July 2024, we announced that we were granted approval by the Israeli Ministry of Health and by the FDA, respectively to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. In May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. In October 2024 and December, we announced that we received IRB approvals from Johns Hopkins University and Yale University, respectively, our clinical sites for part A of our Phase I/IIa clinical trial in the United States for treating patients suffering from AUD. In July 2025 we announced site initiation at Tel Aviv Sourasky Medical Center (TASMC) in Israel and in August 2025 we announced receipt of TASMC IRB approval. In addition, we announced in August 2025 IRB approval at Hadassah Medical Center, in Israel and in November 2025 we announced initiation of this site.

In November 2025, our Data and Safety Monitoring Board, or DMSB, unanimously approved the continuation of the Phase I/IIa clinical trial for CMND-100 following a positive interim safety review that found that there were no serious adverse events reported, there was general good tolerability across all participants and there was strong treatment observance, with high adherence to the dosing regimen and study protocol. The DSMB, which is comprised of independent experts, including specialists in psychiatry, a biostatistician and a neuropsychopharmacologist, conducted a thorough review of unblinded safety data from the initial dosing cohort.

The CM-CMND-001 clinical trial is designed to be a multinational, multi-center, double blind, Phase I/IIa single- and multiple-dose tolerability, safety and pharmacokinetic study in healthy volunteers and AUD subjects. Upon completion of the Phase I/IIa studies, if successful, we will be required to conduct additional clinical trials subject to securing additional financing.

Looking further, we are also on the journey to tackle some of the world’s major mental health problems and disorders. We believe that psychedelic solutions such as our drug candidate may hold the key to providing much needed solutions to various disorders and conditions, including, but not limited to, obesity, weight loss and metabolic disorder, depression, anxiety, and cocaine addiction. Those suffering from these sorts of mental health disorders have higher mortality rates than the general population and often experience decreased quality of life as a result of emotional, behavioral or physical manifestations. Also, globally, the total costs of mental health disorders are significant and expected to increase substantially. According to a 2024 report by the Deloitte Health Equity Institute and the School of Global Health at Meharry Medical College, mental health inequities impose a substantial and rising economic burden in the United States. The report estimates that the U.S. currently incurs approximately $477.5 billion in annual avoidable costs related to mental health inequities, and projects that, if unaddressed, annual costs could reach about $1.26 trillion by 2040, with cumulative costs totaling an estimated $14 trillion by that year. It also notes that emergency department utilization attributable to mental health inequities currently costs an estimated $5.3 billion annually, potentially rising to around $17.5 billion by 2040 if these disparities persist.

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

MEAI is a neuroplastogen non-hallucinogenic molecule, exerting a euphoric alcohol-like experience, and based on human recreational use testimonials and pre-clinical trials, we believe also reduces the desire to consume alcoholic beverages. While determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies, in pre-clinical studies, MEAI was well-tolerated by the tested animals. Similar results were observed in the first human cohort that successfully completed treatment with the drug CMND-100 based on the active pharmaceutical ingredient MEAI, at a concentration of 20 mg, deemed by the independent DSMB as demonstrating a favorable safety profile, hence unanimously recommended that the clinical trial continue with no corrections to the protocol and as outlined in the protocol to increase CMND-100 treatment concentration to 40mg.

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

Research Programs

Our IP portfolio is composed of several neuroplastogen molecules and we successfully conducted research in several programs on different molecules, which were led by our highly skilled, focused team, with deep expertise in their respective fields. Several of our team members have taken products from the discovery phase to clinical trials in the United States in their previous respective roles and are also key members of our scientific advisory board who have participated in numerous clinical trials in the areas of alcoholism and addiction. We are currently focusing our research programs on the uses of MEAI for the treatment of AUD, obesity and metabolic disorders and as an alcohol substitute consumer product.

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

Phase I/IIa Clinical Study

In February 2024, we announced that we had submitted an IND application with the FDA, requesting approval to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in subjects suffering from AUD. Subsequently and after submission of a similar application to the Israeli Ministry of Health, in May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States. In October 2024 and December 2024, we announced that we received IRB approvals from Johns Hopkins University and Yale University, respectively, our clinical sites for part A of our Phase I/IIa clinical trial in the United States for treating patients suffering from AUD. In August 2025 and November 2025 we announced that we received IRB approvals from TASMC and Hadassah Medical Center, respectively.

The Israeli study site is IMCA in Ramat-Gan and is be led by Prof. Mark Weisser, M.D. The study at the Israeli study site was concluded in July 2025 pursuant to an IMCA decision based on financial considerations. Our U.S. sites for the CM-CMND-001 clinical trial are Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. The Yale site is led by Anahita Bassir Nia, MD, a specialist in substance abuse, including alcohol abuse. The Johns Hopkins site will be led by Jennifer Ellis, PhD, Associate Professor of Psychiatry and Behavioral Sciences as the principal investigator, who will be supported by co-investigators Professor Eric Strain, Director, Behavioral Pharmacology Research Unit of the Johns Hopkins University School of Medicine. Our Israeli sites for the CM-CMND-001 clinical trial are Tel-Aviv Sourasky Medical Center, I-NEXT innovation center, Clinical Research Center (CRC) - Phase 1, and Hadassah Medical Center, Phase 1/First in Human (FIH): HCRC Facility. The TASMC site is led by Prof. David Zeltser, Director of Internal Medicine Department and Deputy Director, R&D and Innovation. The Hadassa site is led by Prof. Yoseph Caraco, M.D., clinical pharmacologist.

The CM-CMND-001 clinical trial is designed to be a double blind, multinational, multi-center, Phase I/IIa single- and multiple-dose tolerability, safety, initial efficacy and pharmacokinetic study in healthy volunteers and AUD subjects. Upon completion of the Phase I/IIa studies, if successful, we will be required to conduct additional clinical trials subject to securing additional financing.

In April 2023, we announced that we formed a DMSB to oversee the Phase I/IIa clinical study. The DSMB – an independent group of experts– includes a specialist in internal medicine, a specialist in psychiatry, and a biostatistician. The DSMB is a committee of experts responsible for reviewing clinical trial data on an ongoing basis to ensure the safety of study subjects and validity and integrity of the data. In November 2025 we announced DSMB unanimously approves continuation of Phase I/IIa clinical trial for CMND-100 following positive interim safety review.

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

In November 2025, our DMSB unanimously approved the continuation of the Phase I/IIa clinical trial for CMND-100 following a positive interim safety review that found that there were no serious adverse events reported, there was general good tolerability across all participants and there was strong treatment observance, with high adherence to the dosing regimen and study protocol. The DSMB, which is comprised of independent experts, including specialists in psychiatry, a biostatistician and a neuropsychopharmacologist, conducted a thorough review of unblinded safety data from the initial dosing cohort.

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

The Phase IIa part of the Phase I/IIa clinical study is a double-blind, randomized, placebo-controlled study to assess the safety of multiple doses of MEAI in healthy volunteers and AUD subjects and as a secondary endpoint, the potential effect of MEAI on drinking patterns and cravings in individuals with AUD in accordance with DSM-V criteria. Two cohorts of 18 subjects per cohort will be given the highest tolerated doses and placebo (2:1 ratio). Oral capsules will be given once daily, for five consecutive days. The patients will complete diaries and questionnaires to report on their drinking patterns and craving for alcohol during the clinical trial period.

We use a Pharmacokinetics, or PK, assessment in both phases of the Phase I/IIa study. PK is defined by the American Society of Health-System Pharmacists as the study of the time course of a drug absorption, distribution, metabolism, and excretion in animals and human. Typical PK assessments include blood and organs collections at standard time intervals in order to test the drug level in the various tissues as function of time. The pharmacokinetic information as studied in animals has application to the safe and effective therapeutic management of drugs in an individual patient. In our study, our PK assessment will consist of collecting blood from all subjects enrolled in the study at the following timepoints:

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

Pre-Clinical Studies

So far, only pre-clinical studies have been conducted with MEAI, including In-vitro and In-vivo studies. Some of these studies were conducted by outside research organizations in the United States France, Israel and China. In January 2023, we announced positive preclinical results for our ketamine-based compound, 2-FDCK (2-Fluorodeschloroketamine). In an animal model of depression, the study demonstrated that 2-FDCK produced a more prolonged antidepressant effect compared to ketamine. This study was conducted in Israel.

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

The Company’s intellectual portfolio currently consists of nineteen utility patent families, including patents and applications having method of use and composition of matter claims. Fourteen of the patent families are solely owned by the Company, one is jointly owned with BIRAD, the R&D company of Bar-Ilan University and two are jointly owned with Yissum, the Research Development Company of the Hebrew University of Jerusalem. In addition, we have licensed two patents from Yissum Research Development Company of the Hebrew University of Jerusalem. The nineteen patent families include thirty-two granted patents and eighty pending applications:

●	Alcoholic Beverage Substitute: 10 patents, 6 pending applications. The 20 year term for the “Alcoholic Beverage Substitutes” family ends on December 9, 2035.

●	Binge Behavior Regulators: 22 patents, 4 pending applications. The “Binge Behavior Regulators” family has a 20-year term that ends December 9, 2035.

●	Benzofurans as Fail Safes for MDMA Therapy: 5 pending applications. The 20 year term for this family ends on October 6, 2042.

●	2-FDCK for Treatment of Depression, Including Treatment-Resistant Depression: 8 pending applications. The 20 year term for this family ends on October 18, 2042.

●	Compositions comprising MEAI and n-acylethanolamines and uses thereof: 11 pending applications. The 20 year term for this family ends on March 6, 2043.

●	MEAI for the treatment of Cocaine Addiction: 8 pending applications. The 20 year term for this family ends on May 31, 2043.

●	MEAI for the treatment of Metabolic Syndrome: 8 pending applications. The 20 year term for this family ends on September 20, 2043.

●	Compositions comprising 3MMC and n-acylethanolamines for the treatment of dyskinesia: 1 pending application. The 20 year term for this family ends on July 26, 2044.

●	Compositions comprising MDMA and n-acylethanolamines uses thereof: 3 pending applications. The 20 year term for this family ends on February 14, 2044.

●	Combinations of LSD and n-acylethanolamines: 3 pending applications. The 20 year term for this family ends on February 9, 2044.

●	Compositions comprising ketamine and n-acylethanolamines: 3 pending applications. The 20 year term for this family ends on February 14, 2044.

●	Compositions comprising ibogaine and n-acylethanolamines: 3 pending applications. The 20 year term for this family ends on February 14, 2044.

●	Compositions comprising psilocybin and n-acylethanolamines: 3 pending applications. The 20 year term for this family ends on February 9, 2044.

●	Compositions comprising DMT and n-acylethanolamines: 3 pending applications. The 20 year term for this family ends on February 9, 2044.

●	MEAI for the treatment of depression: 8 pending applications. The 20 year term for this family ends on March 22, 2044.

●	Compositions and methods for treating eating disorders: 1 pending application. The 20 year term for this family ends on March 19, 2045.

●	Psychoactive compounds, methods of their preparation and uses thereof in the treatment of mental disorders: 1 pending application. The 20 year term for this family ends on July 25, 2044.

●	Psychedelic compounds, methods of their preparation and uses thereof: 1 pending application. The 20 year term for this family ends on September 5, 2044.

●	5-methoxy-2-aminoindan in methods for treating metabolic syndrome: 1 pending application. The 20 year term for this family ends on July 8, 2045.

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

Compositions comprising 3MMC and n-acylethanolamines and methods for treating dyskinesias such as tardive dyskinesia is a patent family filed on July 26, 2024, as part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of 3MMC. The present invention provides pharmaceutical compositions comprising 3MMC and N-acylethanolamines, for example, Palmitoylethanolamide, or PEA, and methods for their use in treating dyskinesias such as tardive dyskinesia.

Compositions comprising 3,4-METHYLENEDIOXYMETHAMPHETAMINE and n-acylethanolamines and uses thereof is a patent family filed on February 14, 2024, as part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to the compositions and methods for potentiating therapeutic effects and/or reducing side-effects of 3,4-METHYLENEDIOXYMETHAMPHETAMINE. The present disclosure encompasses compositions and methods for potentiating therapeutic effects and/or reducing side-effects of 3,4-methylenedioxymethamphetamine (MDMA). The disclosure provides pharmaceutical compositions and combinations comprising MDMA and N-acylethanolamines, for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to post-traumatic stress disorder (PTSD), anxiety, and eating disorders.

Compositions comprising LYSERGIC ACID DIETHYLAMIDE and N-acylethanolamines and uses thereof is a patent family filed on February 9, 2024, as part of our cooperation agreement with SciSparc. The invention disclosed therein is directed to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of lysergic acid diethylamide (LSD). The patent application provides pharmaceutical compositions and combinations comprising LSD and N-acylethanolamines, and methods for their use in a variety of indications amenable to treatment, including, but not limited to, depression, anxiety, headaches, alcoholism, and pain.

Compositions comprising KETAMINE and N-acylethanolamines and uses thereof is a patent family filed on February 14, 2024, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of ketamine. The patent application provides pharmaceutical compositions and combinations comprising ketamine and N-acylethanolamines, for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to depression, suicidal ideation, bipolar disorder, seizures, and pain.

Compositions comprising IBOGAINE and N-acylethanolamines and uses thereof is a patent family filed on February 14, 2024, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of ibogaine. The patent application provides pharmaceutical compositions and combinations comprising ibogaine and N-acylethanolamines for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to substance addiction and opioid dependence.

Compositions comprising PSILOCYBIN and N-acylethanolamines and uses thereof is a patent family filed on February 9, 2024, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of psilocybin. The patent application provides pharmaceutical compositions and combinations comprising psilocybin and N-acylethanolamines, for example, Palmitoylethanolamide (“PEA”) and methods for their use in a variety of indications amenable to treatment, including, but not limited to substance addiction and dependence.

Compositions comprising N,N-DIMETHYLTRYPTAMINE and N-acylethanolamines and uses thereof is a patent family filed on February 9, 2024, as part of our cooperation agreement with SciSparc. The patent application relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of N,N-dimethyltryptamine. The patent application provides pharmaceutical compositions and combinations comprising N,N-dimethyltryptamine and N-acylethanolamines for example, Palmitoylethanolamide (PEA) and methods for their use in a variety of indications amenable to treatment with N,Ndimethyltryptamine, including, but not limited to cerebral ischemia and hypoxia.

Compositions comprising 5-METHOXY-2-AMINOINDAN for treatment of depression is a patent family filed on March 22, 2024. The patent application relates to compositions and methods for treatment of depression. The patent application provides pharmaceutical compositions comprising 5-methoxy-2-aminoindan (“MEAI”) and methods for their use in treatment of depression.

COMPOSITIONS AND METHODS FOR TREATING EATING DISORDERS is a patent family filed on March 19, 2025 The patent application relates to treating eating disorders with 3-MMC.

PSYCHOACTIVE COMPOUNDS is a patent family filed on July 25, 2024. The patent application relates to psychoactive compounds, methods for their preparation, and uses thereof.

PSYCHEDELIC COMPOUNDS is a patent family filed on September 5, 2024. The patent application relates to psychedelic compounds, methods for their preparation, and uses thereof.

5-methoxy-2-aminoindan is a patent family filed on July 8, 2025. The patent application relates to methods for treating metabolic syndrome using 5-methoxy-2-aminoindan. The 20 year term for this family ends on July 8, 2045.

We intend to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

License Agreements

On December 19, 2022, we entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides us with an exclusive, perpetual, worldwide and sublicensable license to use the joint patents that we have with Yissum to further develop, manufacture and commercialize products for innovative treatment in the relevant fields such as metabolic syndrome and anti-obesity (the “Yissum Metabolic Syndrome License Agreement”). According to the Yissum Metabolic Syndrome License Agreement, we shall pay Yissum royalties at the rate of 1.5% of net sales, as well as certain fees in the case of sublicenses or an “exit” event, all subject to the terms as described in the Yissum Metabolic Syndrome License Agreement. We will also pay Yissum different payments when reaching several milestones. In April 2025, the Yissum Metabolic Syndrome License Agreement was amended to add additional joint patents.

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

On March 19, 2024, we entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides us with an exclusive, perpetual, worldwide and sublicensable license to use to Yissum’s patent titled “psychedelic compounds, methods of their preparation and uses thereof” to further develop, manufacture, and commercialize innovative compounds targeted at treating post traumatic stress disorder and other health conditions (the “Yissum PTSD License Agreement”). According to the Yissum PTSD License Agreement, we are required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning of the fifth anniversary of the effective date of the Yissum PSTD License Agreement, and royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicensing or an exit event, all subject to the terms as described in the Yissum PTSD License Agreement. We will also pay Yissum different payments when reaching several milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum PSTD License Agreement) vest solely in Yissum, and we shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of our development shall be solely owned by us.

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

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and investigators for any adverse event associated with the use of the study drug that is both serious and unexpected. Reports may also include findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction associated with the use of the study drug not listed in the protocol or investigator brochure.

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

The FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective actions and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA prohibits the promotion of off-label use of a sponsor’s products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labeling.

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

Orphan drug designation. In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to left the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

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

This period of orphan market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan drug destination, that is the prevalence of the condition has increased above the threshold or it is judged that the product is sufficiently profitable not to left maintenance of market exclusivity. Granting of an authorization for another similar orphan medicinal product where another product has market exclusivity can happen only in selected cases, such as, for example, demonstration of “clinical superiority” by a similar medicinal product, inability of a manufacturer to supply sufficient quantities of the first product or where the manufacturer itself gives consent. A company may voluntarily remove a product from the orphan register. Medicinal products or medicinal product candidates designated as orphan are eligible for incentives made available by the European Union and its Member States to support research into, development and availability of orphan medicinal products.

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

Patent Term Restoration and Extension

Depending upon the timing, duration and specifics of FDA approval of product candidates, some U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA less any time the sponsor did not act with due diligence during the period, plus the time between the submission date of a BLA and the approval of that application less any time the sponsor did not act with due diligence during the period. Only one patent applicable to an approved biologic product is eligible for the extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. See “Risk Factors—Risks Related to Our Intellectual Property.”

Legal proceedings

We are not currently subject to any material legal proceedings.

Employees

As of January 19, 2026, our senior management team is comprised of Adi Zuloff-Shani (Chief Executive Officer), Mark Haden (Vice President of Business Development), and Alan Rootenberg (Chief Financial Officer). Beyond our senior management team, we have two part-time employees and we engage with various consultants and service provides from time to time, including outsourced research and development providers. All of our employees are located in Israel and Canada. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

C. Organizational Structure

We currently have two (2), wholly-owned subsidiaries, Clearmindmed Ltd., a company incorporated in the State of Israel, and Clearmind Labs Corp., incorporated in Canada.

D. Property, Plant and Equipment

Our registered offices are located at 101 – 1220 West 6th Avenue Vancouver, British Columbia V6H1A5 and our principal executive offices are located at 20 Raoul Wallenberg St Tel-Aviv, 6971916, Israel. On June 13, 2024, we entered into an agreement with a third party for the lease of office space in Tel Aviv, Israel for our principal executive officers, having a total area of approximately 386 square meters. we occupy approximately 40 square meters of the space for our offices. The rental period is from April 1, 2024 to March 31, 2026. Our base rent was ILS 12,500 per month ($3,400) during the term of the lease.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in the annual report. Our discussion and analysis for the year ended October 31, 2024 can be found in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended October 31, 2024, filed with the SEC on January 22, 2025 (File No. 001-41557).

Overview

We are a clinical stage pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines to solve widespread, yet under-served, health problems. Our goal is to develop and provide new type of treatments for mental health disorders, including AUD, binge drinking and eating disorders, where there is significant unmet need and lack of innovation. We see neuroplastogens based therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. We believe that our solution for AUD can help solve one of the world’s biggest health problems, which costs the United States alone roughly $250 billion each year.

We have experienced net losses in every period since our inception in 2017. We incurred net losses of $3,856,983, $5,254,678 and $8,620,837 for the years ended October 31, 2025, 2024 and 2023, respectively. As of October 31, 2025, we had an accumulated deficit of $27,879,724. We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our research and development activities and as we hire additional employees over the coming years.

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

Year Ended October 31, 2025 Compared to Year Ended October 31, 2024

Research and development expenses

Research and development expenses for the year ended October 31, 2025, amounted to $2,056,525, representing an increase of $673,717, or 48.7%, compared to $1,382,808 for the year ended October 31, 2024. The increase compared to the prior period mainly resulted from the expenses incurred to complete our pre-clinical program ahead of the commencement of our clinical trial.

General and administrative expenses

General and administrative expenses for the year ended October 31, 2025, amount to $3,610,652, representing a decrease of $751,465, or 17.2%, compared to $4,362,117 for the year ended October 31, 2024. The decrease resulted primarily from a decrease in share-based compensation of $394,937, a decrease in professional fees of $358,004, offset by an increase in investor relations of $246,716.

Net loss and comprehensive loss

Net loss for the year ended October 31, 2025, amounted to $3,856,983, representing a decrease of $1,397,695, or 26.6%, compared to $5,254,678 for the year ended October 31, 2024. The decrease is as a result of an increase in the changes in fair value of derivative warrant liabilities of $420,784 and an increase in fair value of short-term investment of $913,124 offset by finance expenses on the convertible loans of $209,196.

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

B. Liquidity and Capital Resources

As of October 31, 2025, we had cash and cash equivalents on hand of $3,923,058 and a positive working capital of $1,057,262, compared to $6,573,813 and positive working capital of $2,956,793 as of October 31, 2024, respectively.

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

As of October 31, 2025, we had accounts payable and accrued liabilities of $682,163.

Recent Offerings

April 2023 Public Offering

On April 4, 2023, we entered into a definitive placement agent agreement with Aegis Capital Corp., or the Placement Agent, pursuant to which the Placement Agent acted as our placement agent in connection with the issuance and sale in a public offering on a reasonable best efforts basis, or the April 2023 Public Offering, of (i) 2,581 common shares, (ii) 1,174 pre-funded warrants to purchase 1,174 common shares and (iii) 3,755 warrants to purchase 3,755 common shares, or the April 2023 Warrants. The pre-funded warrants were immediately exercisable at an exercise price of $936.00 per common share and will not expire until exercised in full. The April 2023 Warrants were issued with an exercise price of $936.00 per common share (after giving effect to adjustments and subject to further adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. The current aggregate exercise amount of the April 2023 Warrants is $2.5607. The April 2023 Warrants include a cashless exercise provision and repricing provisions, under certain circumstances. As of date hereof, 37,112 April 2023 Warrants have been exercised.

September 2023 Public Offering

On September 14, 2023, we entered into a definitive placement agent agreement with the Placement Agent pursuant to which the Placement Agent acted as our placement agent in connection with the issuance and sale in a public offering on a reasonable best efforts basis, or the September 2023 Public Offering, of (i) 5,646 common shares, (ii) 604 pre-funded warrants to purchase 604 common shares and (iii) 6,250 warrants to purchase 6,250 common shares, or the September 2023 Warrants. The pre-funded warrants are immediately exercisable at an exercise price of $1.20 per common share and will not expire until exercised in full. The September 2023 Warrants were issued with an exercise price of $360.00 per common share (after giving effect to adjustments and subject to further adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. The current aggregate exercise amount of the September 2023 Warrants is $2.5607. The September 2023 Warrants include a cashless exercise provision and repricing provisions, under certain circumstances. As of date hereof, 16,591 September 2023 Warrants have been exercised.

January 2024 Registered Direct Offering and Concurrent Private Placement

On January 11, 2024, we entered into a definitive securities purchase agreement with investors in connection with the issuance and sale in a registered direct offering and concurrent private placement, or the January 2024 Offering, of (i) 36,700 common shares, (ii) 800 pre-funded warrants to purchase 800 common shares and (iii) 37,500 unregistered common warrants to purchase 37,500 common shares, or the January 2024 Warrants. The pre-funded warrants are immediately exercisable at an exercise price of $0.004 per common share and will not expire until exercised in full. The January 2024 Warrants were issued with an exercise price of $64.0 per common share (after giving effect to adjustments and subject to further adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. The current aggregate exercise amount of the January 2024 Warrants was $2.5607. The January 2024 Warrants include a cashless exercise provision and repricing provisions, under certain circumstances. As of date hereof, 68,660 January 2024 Warrants have been exercised.

September 2025 Convertible Loan

On September 17, 2025, we entered into securities purchase agreements, or the SPAs, with certain institutional investors, or the CLA Investors. The SPAs provide that, upon the terms and subject to the conditions set forth therein, we shall issue and sell, from time to time, convertible promissory notes, or the Promissory Notes, in the aggregate principal amount of up to $10,000,000, or the Subscription Amount, which may be convertible into our common shares, in the aggregate principal amount of $2.5 million, for an aggregate purchase price of $2.25 million (90% of the Subscription Amount).

Upon the signing of the SPAs on September 17, 2025, or the First Initial Closing, the CLA Investors purchased from us Promissory Notes in the aggregate principal amount of $555,556, for a purchase price of $500,000. Subject to the conditions in the SPAs, on the date on which a resale registration statement registered the common shares issuable upon the conversion of the Promissory Notes was declared effective by the SEC, or the Second Initial Closing, we issued and sold to the CLA Investors additional Promissory Notes, in the aggregate principal amount of $1.94 million, for a purchase price of $1.75 million. Commencing on the date that is three months after the Second Initial Closing, we may request, at our sole discretion, that the CLA Investors purchase additional Promissory Notes in the aggregate principal amount of $2.5 million for a purchase price of $2.25 million during each subsequent three month period such that the aggregate principal amount of such additional Promissory Notes is $7.5 million for a purchase price of $6.75 million.

Notwithstanding the foregoing, if at any time after the Second Initial Closing, the daily trading volume of our common shares is at least 150% of the amount of our common shares then outstanding, then we may request, at its sole discretion, that the CLA Investors purchase additional Promissory Notes for a purchase price payable in cash equal to 90% of the principal amount, provided however that the aggregate principal amount of Promissory Notes purchased pursuant to the SPAs shall not exceed $7,500,000 during the period commencing as of the Second Initial Closing and until the date that is three months after the Second Initial Closing, and thereafter shall not exceed $2,500,000 during each subsequent three-month period, and provided further that the aggregate principal amount of all Promissory Notes purchased pursuant to the SPAs shall not exceed the Subscription Amount. Any additional Promissory Notes will be issued on the same terms. The outstanding principal amount and accrued interest under the Promissory Notes are to be repaid in ten equal monthly installments beginning on the eighteenth month anniversary of the issuance date thereof, unless repaid earlier (partially or in full) at our option or if extended at the option of the CLA Investors. The principal amount under the Promissory Notes bears an annual interest rate of 4% (which will increase to 14% upon an event of default, as defined in the Promissory Note).

The outstanding amount of the principal and any accrued interest due under the Promissory Notes is convertible (partially or in full) into common shares, at the option of the CLA Investors at any time after the issuance date, at a conversion price equal to the lower of (i) $1.01 or (ii) 88% of the lowest daily volume weighted average price, or VWAP, during the 20 consecutive trading days immediately preceding the applicable date of conversion, or the Variable Price; provided that the Variable Price may not be lower than the floor price of $0.20, which is equal to 20% of the VWAP of the common shares during the 20 consecutive trading days immediately prior to the First Initial Closing, or the Floor Price, subject to certain adjustments as provided in the Promissory Note. The CLA Investors’ options to convert the outstanding amount due is subject to the limitation that the conversion may not result in each of the CLA Investors’ beneficial ownership exceeding 4.99% of our outstanding common shares. As of the date hereof, all of the Promissory Notes that have been issued were converted into 129,287 common shares.

November and December 2025 Registered Direct Offerings

On November 13, 2025, we entered into a securities purchase agreement with investors for the purchase and sale of (i) 23,956 common shares, and (ii) pre-funded warrants to purchase up to 74,604 common shares, in a registered direct offering at a purchase price of $8.00 per common share and $7.996 per pre-funded warrant for aggregate gross proceeds of approximately $0.788 million.

On November 17, 2025, we entered into a securities purchase agreement with investors for the purchase and sale of (i) 99,794 common shares, and (ii) pre-funded warrants to purchase up to 37,950 common shares, in a registered direct offering at a purchase price of $10.0 per common share and $9.996 per pre-funded warrant for aggregate gross proceeds of approximately $1.377 million.

On November 19, 2025, we entered into a securities purchase agreement with investors for the purchase and sale of 273,125 common shares, at a purchase price of $8.00 per common share for aggregate gross proceeds of approximately $2.185 million.

On November 26, 2025, we entered into a securities purchase agreement with investors for the purchase and sale of (i) 198,622 common shares, and (ii) pre-funded warrants to purchase up to 71,649 common shares, in a registered direct offering at a purchase price of $4.8 per common share and $4.796 per pre-funded warrant for aggregate gross proceeds of approximately $1.294 million.

On December 3, 2025, we entered into a securities purchase agreement with investors for the purchase and sale of 400,000 common shares, at a purchase price of $4.00 per common share for aggregate gross proceeds of approximately $1.6 million.

Following the closings of the November and December 2025 Registered Direct Offerings, the exercise prices in each of the April 2023 Warrants, September 2023 Warrants and the January 2024 Warrants was adjusted to $4.00 and the number of common shares issuable upon the exercise of each of the April 2023 Warrants, September 2023 Warrants and the January 2024 Warrants was also adjusted to a total of 115,940, 157,145 and 331,949, respectively, or the Adjusted Warrant Shares, such that the aggregate exercise amount of each of the April 2023 Warrants, September 2023 Warrants and the January 2024 Warrants remained the same.

Following the one-for-40 consolidation of our issued and outstanding common shares effected by us on December 15, 2025, on December 20, 2025, the exercise prices in each of the April 2023 Warrants, September 2023 Warrants and the January 2024 Warrants was further adjusted to $2.5607 and the number of common shares issuable upon the exercise of each of the April 2023 Warrants, September 2023 Warrants and the January 2024 Warrants was also further adjusted to a total of 181,105, 245,472 and 518,529, respectively, such that the aggregate exercise amount of each of the April 2023 Warrants, September 2023 Warrants and the January 2024 Warrants remained the same.

As of January 19, 2026, investors from the April 2023 Public Offering and January 2024 Offering exercised an aggregate of warrants to purchase 72,369 common shares, including warrants to purchase 20,094 common shares on a cashless basis. As a result, we issued an aggregate of 52,275 common shares and received aggregate gross proceeds of approximately $183,000 from such exercises.

As of January 19, 2026, we have outstanding April 2023 Warrants to purchase 181,105 common shares, September 2023 Warrants 245,472 common shares and the January 2024 Warrants 518,529 common shares, each at an exercise price of $2.5607.

These funds will be used to fund the Company in the near term.

We have financed our operations for the last year primarily from our issuance of Common Shares and warrants.

Prior Use of Proceeds

Since we announced the COB on May 25, 2021, we have raised an aggregate of approximately $25 million net of issuance costs. As of October 31, 2025, we had $3,923,058 in cash.

The table below describes the difference between our anticipated use of proceeds from public and private offerings completed since November 2022, as disclosed in previous filings with the SEC. The table shows the amounts actually spent for the period from November 1, 2022, through to October 31, 2025. The variances noted below do not have a material impact on our ability to achieve our business objectives and milestones. The table below does not include proceeds received from the exercise of warrants issued in such offerings.

Use of Available Funds	Disclosure Regarding Use of Proceeds (USD)	Spent through to October 31, 2025 (USD)
November 2022 Public Offering:
To advance the formulation and clinical development efforts in our MEAI patented compounds (completed);	1.5 million	1.5 million
To complete the pre-IND enabling studies and IND submission (completed)	1.0 million	1.0 million
To complete planned Phase I/IIa studies	3.5 million	1.6 million
The remainder for working capital and general corporate purposes and possible in-licensing of intellectual property for new product candidates	0.4 million	0.4 million
April 2023 Public Offering
General corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of our product candidates, working capital, future acquisitions and general capital expenditures	2.9 million	2.9 million
September 2023 Public Offering
For general corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of its product candidates, working capital, future acquisitions and general capital expenditures.	2.25 million	1.9 million
January 2024 Public Offering and Concurrent Private Placement
For general corporate purposes and working capital.	2.4 million	1.7 million
September 2025 Convertible Notes Securities Purchase Agreement
Working capital and general corporate purposes, as well as for potential acquisitions to support its exploration of strategic opportunities	0.5 million	-

Year Ended October 31, 2025 Compared to Year Ended October 31, 2024

The table below shows a summary of our cash flows for the periods indicated:

Year Ended October 31,
	2025	2024
	USD in thousands
Net cash used in operating activities	(4,734)	(4,859)
Net cash used in investing activities	(542)	(238)
Net cash provided by financing activities	2,623	6,254
Effect of foreign exchange on cash	3	(11)
Net increase (decrease) in cash	(2,650)	1,146

Net cash used in operating activities

Net cash used in operating activities for the year ended October 31, 2025, amounted to $4,734,498 representing a decrease of $124,161, or 2.6%, compared to $4,858,659 for the year ended October 31, 2024.

Net cash used in investing activities

Net cash used in investing activities for the year ended October 31, 2025, amounted to $542,017 representing an increase of $303,920 or 127.6%, compared to $238,097 for the year ended October 31, 2024. This increase was mainly due to acquisition of short-term investments.

Net cash provided by financing activities

Net cash provided by financing activities for the year ended October 31, 2025, amounted to $2,622,543 representing a decrease of $3,631,835, or 58.1%, compared to $6,254,378 for the year ended October 31, 2024. This decrease was due to fewer warrants being exercised in the current period, offset by proceeds received from Convertible loans.

We have incurred losses and cash flow deficits from operations since inception, resulting in an accumulated deficit as of October 31, 2025 of $27,879,724. We anticipate that we will continue to incur net losses for the foreseeable future. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended October 31, 2025 to the year ended October 31, 2024— Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Components of Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from November 1, 2024 to October 31, 2025 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of October 31, 2025.

Name	Age	Position
Dr. Adi Zuloff-Shani	59	Chief Executive Officer
Alan Rootenberg	74	Chief Financial Officer
Prof. Mark Haden	73	Vice President of Business Development
Amitay Weiss (1)(3)(4)	65	Chairman of the Board of Directors
Yehonatan Shachar (1)(2)(3)(4)	36	Director
Oz Adler (1)(2)(3)(4)	41	Director
Asaf Itzhaik (1)(2)	55	Director
Hila Kiron-Revach	46	Director

(1)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

(4)	Member of the nominating and corporate governance committee.

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

Amitay Weiss, Director

Mr. Amitay Weiss has served Chairman of our Board of Directors since August 2019. He has extensive experience as a chairman, director and senior executive of publicly traded companies listed on Nasdaq, the Tel Aviv Stock Exchange and other markets. Mr. Weiss currently serves as President and Chairman of SciSparc Ltd. (Nasdaq: SPRC), having served as Chairman since January 2022 and President since October 2025, and previously as Chief Executive Officer and director from August 2020 to January 2022. He is also Chairman of the Board of Directors of ParaZero Technologies Ltd. (Nasdaq: PRZO), a position he has held since August 2022, and a director since January 2022. Mr. Weiss has served as Chairman of the Board of N2OFF, Inc. (Nasdaq: NITO) since May 2021 and as a director since August 2020, and as Chairman of the Board of Maris-Tech Ltd. (Nasdaq: MTEK) since March 2023, having served as a director since February 2022. He is also a director of Jeff Brands Ltd. (Nasdaq: JFBR) since August 2022 and Soltera Ltd. (formerly i-Ai Systems Ltd.) since September 2022 (except for November and December 2024). In addition, Mr. Weiss has served as an external director of Risdor Development Ltd. (TASE) since September 2025 and as a director of Tomer Ltd., an Israeli government-owned defense technology company, since 2024. Mr. Weiss also serves as Chairman of the Board of Laminerra Ltd. (formerly ABI Energy Ltd.), a private energy company, since November 2021, and as Chief Executive Officer and a director of Tzemach Investment House Ltd., a private investment firm, since July 2021. During the past five years, Mr. Weiss has held a number of additional senior roles in public companies, including as Chief Executive Officer of Gix Internet Ltd. (formerly Algomizer Ltd.) in September 2022 and as a director from March 2019 to September 2022, as Chairman of the Board of Infimer Ltd. from July 2021 through November 2024, as Chairman of the Board of Internet Zahav Ltd. from February 2021 through February 2024, and as Chairman of the Board of Automax Motors Ltd. from March 2021 through October 2025, having also served as a director since March 2021. He also served as Chairman of the Board of Safee Technologies Ltd., a private NFT technology company, from September 2021 through December 2024, as a director of Perihelion Capital Ltd. (TSXV: PCL) from June 2021 through September 2023, and as an external director of Cofix Group Ltd. (TASE: CFCS) from August 2015 through August 2024. Since April 2016, Mr. Weiss has served as Chief Executive Officer of Amitai Weiss Management Ltd., an economic consulting and financial advisory firm. Mr. Weiss holds a B.A. in Economics, an M.B.A. in Finance and Capital Markets, and an LL.B. from Ono Academic College, Israel.

Yehonatan Shachar, Director

Mr. Yehonatan Shachar has served as our Director since April 15, 2020. Mr. Shachar has served as the Chief Executive Officer of Heroic Media Ltd., a digital marketing agency that works with top Israeli e-commerce brands since February 2020. Before this role, from June 2019 until February 2021, Mr. Shachar served as the CEO of Chiron Refineries, where he led a merger with Upsellon brands. Mr. Shachar has an LLB in Law and M.B.A in Business from the IDC International University in Herzliya, Israel.

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

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended October 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in United States dollars. Amounts paid in NIS are translated into United States dollars at the rate of NIS 3.2430 = USD$1.00 for the year ended October 31, 2025 and NIS 3.7140 NIS and the Unites States dollars as reported by the Bank of Israel.

	For the year ended October 31,
	2025	2024
Compensation of key management personnel of the Company:
CEO management fees	$223,714	$283,965
Share-based payment to CEO	102,224	163,552
CFO management fees	85,530	103,226
Share-based payment to CFO	15,678	22,308
Vice President of Business Development consulting fees	34,213	35,331
Share-based payment to Vice President of Business Development	-	(17)

Other related party transactions:
Directors’ fees	216,891	85,397
Share-based payment to Directors	91,305	115,303
Chairman management fees	142,053	157,206
Share-based payment to Chairman	101,458	181,425
All directors and officers as a group	$1,270,612	$1,147,696

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to applicable Canadian Securities Laws, we are required to disclose the annual compensation of each of the following:

a.	the Company’s Chief Executive Officer (“CEO”);

b.	the Company’s Chief Financial Officer (“CFO”);

c.	the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the applicable year end, and whose total compensation was more than $150,000 for the financial year ended; and

d.	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, of which there are none.

This disclosure will not be as extensive as that required of a U.S. domestic issuer.

As of October 31, 2025, options to purchase 138 Common Shares were granted to our directors and executive officers under our Omnibus Equity Incentive Plan, or the Omnibus Plan. The options have at a weighted average exercise price of $17,136.00 per share. The following table sets forth information regarding options granted to our executive officers and directors as of the date hereof that are outstanding as of the date of this filing:

			Weighted Average
			Options
Name	Grant Date	Stock Options	Exercise Price (USD)	Expiration Date
Adi Zuloff Shani	May - July 2021	34	$19,260.95	May - July 2026
	February 1, 2022	8	$14,381.51	February 1, 2032
Amitay Weiss	May 26, 2021	2	$19,260.95	May 26, 2026
	February 1, 2022	26	$14,381.51	February 1, 2032
Yonatan Shachar	May 26, 2021	2	$19,260.95	May 26, 2026
Oz Adler	October 22, 2021	2	$20,031.39	October 22, 2026
	February 1, 2022	2	$14,381.51	February 1, 2032
Mark Haden	May 2, 2021	1	$19,260.95	May 2, 2026
	February 1, 2022	2	$14,381.51	February 1, 2032
Alan Rootenberg	May 26, 2021	2	$19,260.95	May 26, 2026

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

Elements of Compensation

Base Salary/Consulting Fees

Each executive officer receives a fee, which constitutes a significant portion of the executive officer’s compensation package. Consulting fees are paid for discharging day-to-day duties and responsibilities and reflects the executive officer’s performance over time, as well as that individual’s particular experience and qualifications. An executive officer’s fee is reviewed by the Compensation Committee from time to time.

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

Option-based Awards

Pursuant to the Omnibus Plan, an option exercise price cannot be less than the closing price of the Common Shares on the Exchange on the last trading day preceding the option grant. The purchase price for the Common Shares under each option shall be determined by the Compensation Committee. The maximum term is ten (10) years. There are no specific vesting provisions under the Omnibus Plan. Options are non-assignable and non-transferable other than by will or by the laws of descent and distribution. As at the date hereof, there are 138 stock options outstanding under the Omnibus Plan, which represents approximately 0.65% of the Common Shares reserved for issuance under the Omnibus Plan. Please see “Item 6.A. Directors, Senior Management and Employees – Share Ownership – Omnibus Equity Incentive Plan” below, for a summary of the Omnibus Plan.

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

Composition of our Board

Under our articles of incorporation, our Board is to consist of three directors and up to that number which was last set by ordinary resolution of the shareholders. We currently have five directors and under the BCBCA, as a reporting issuer, we must have no fewer than three directors. Under the BCBCA, a director may be removed with or without cause, prior to expiration of the director’s term, by a resolution passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our articles of incorporation provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Under the BCBCA, there is no minimum number of directors required to be resident Canadians.

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

Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Yehonatan Shachar, Amitay Weiss, Asaf Itzhaik and Oz Adler, representing three of the five members of our Board, are “independent” as that term is defined under the Nasdaq Rules and NI 58-101. In making this determination, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director.

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

Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our code of conduct or any of our policies, or any unethical or questionable act or behavior, our code of conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our code of conduct contains a whistleblowing provision that contains procedures that are aimed to facilitate confidential, anonymous submissions of complaints by our directors, officers, employees and others.

Committees of the Board of Directors

Audit Committee

Our Audit Committee is currently comprised of Oz Adler, Yehonatan Shachar and Asaf Itzhaik, and is chaired by Oz Adler. Our Board has determined that each of the members of the committee are financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our Board has determined that Oz Adler is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6.A. Directors, Senior Management and Employees.”

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

The following is a summary of the principal terms of the Omnibus Plan, which is qualified in its entirety by reference to the text of the Omnibus Plan:

●	The aggregate number of Common Shares issuable pursuant to all Awards shall not exceed 20% of the issued and outstanding Common Shares at the time of granting Awards (on a non-diluted basis).

●	Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable upon issuance of Awards granted under the Omnibus Plan, and any exercises of Options, or settlements of Awards other than Options, will make new grants of Options available under the Omnibus Plan, effectively resulting in a re-loading of the number of Options available to grant under the Omnibus Plan. If any Awards granted expire or terminate for any reason without having been exercised or settled in full, as applicable, the unissued shares subject thereto shall again be available for the purposes of the Omnibus Plan.

●	Subject to the provisions of the Omnibus Plan , the Board or its delegate shall have authority to interpret the Omnibus Plan and all Award agreements entered into in connection with the grant of Awards under the Omnibus Plan, to define the terms used in the Omnibus Plan and in all Award agreements entered into thereunder, to prescribe, amend and rescind the terms of the Omnibus Plan and to make all other determinations necessary or advisable for the administration of the Omnibus Plan.

●	The price per share at which any Common Share which is the subject of an Option may be purchased (the “Option Exercise Price”) will be established by the Board or its delegate, subject to the rules of the regulatory authorities having jurisdiction over the securities of the Company, provided that the Option Exercise Price shall not be less than the greater of the closing market prices of the underlying securities on (a) the trading day prior to the date of grant of the stock options, and (b) the date of grant of the stock options. The term of each Option will be fixed by the Board or its delegate but may not exceed 10 years from the date of the grant.

●	Options granted pursuant to the Omnibus Plan shall be exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Board or its delegate shall in each instance approve, which need not be the same for each grant or for each Awardee. Without limiting the foregoing, the Board or its delegate may permit the exercise of an Option through either a cashless exercise mechanism or net exercise mechanism pursuant to the terms of the Omnibus Plan.

●	Awards may be granted to Awardees as compensation for employment or consulting services or services as a director or officer and may entitle Awardees to receive, for no additional cash consideration, Common Shares upon specific time or other vesting conditions being met as determined by the Board or its delegate. The value of Awards is influenced by the fair market value of the underlying Common Shares, as determined by the Board or its delegate, pursuant to the terms of the Omnibus Plan.

●	If the expiry date, redemption date, or settlement date, as applicable, of any Award, would otherwise occur in a blackout period, the expiry date shall be extended to the tenth business day following the last day of the blackout period, where “blackout period” means a period of time during which the Company prohibits Awardees from exercising, redeeming or settling their Awards, due to applicable law or policies of the Company.

●	The maximum number of Common Shares which may be issued to any one Awardee, who is a Related Party (as such term is defined in the Omnibus Plan) may not exceed: (a) within any 12-month period under the Omnibus Plan is 5% of the number of Common Shares outstanding (on a fully-diluted basis) from time to time; and (b) at any time under the Omnibus Plan is 5% of the Common Shares outstanding on a fully-diluted basis from time to time, in each case unless shareholder approval is obtained pursuant to the Regulatory Rules (as such term is defined in the Omnibus Plan).

●	The maximum number of Common Shares which may be issuable to all Investor Relations Service Providers (as defined in the Omnibus Plan) within any 12-month period under the Omnibus Plan shall not exceed 2% of the number of Common Shares outstanding.

●	The maximum number of Common Shares which may be issuable to all Related Persons at any time under the Omnibus Plan shall not exceed (a) 15% of the Common Shares outstanding on a fully-diluted basis from time to time; and (b) within any 12 month period under the Omnibus Plan 15% of the number of outstanding Common Shares on a fully-diluted basis from time to time, in each case unless shareholder approval is obtained pursuant to the Regulatory Rules (as such term is defined in the Omnibus Plan). As the aforementioned 15% threshold exceeds 10% then, in accordance with the requirements of the Canadian Securities Administrators National Instrument 45-106—Prospectus Exemptions, the Company must obtain approval of Shareholders excluding votes attached to Common Shares held by directors, officers or holders of at least ten percent (10%), and their Associates (as such term is defined in the Omnibus Plan) of the issued and outstanding Common Shares (collectively, the “Interested Shareholders”). This means that Interested Shareholders are not eligible to vote their securities in respect of the Omnibus Plan Resolutions. As such, an aggregate of 74,278 Common Shares will not be eligible to vote on the Omnibus Plan Resolutions.

●	No financial assistance or support agreement will be provided to any Awardee by the Company or any related entity of the Company to facilitate the purchase of Awards.

●	In the event of death, or disability, of an Awardee, unless otherwise determined by the Board or its delegate, (i) the executor or administrator of the Awardee’s estate may exercise any vested Options for a period until the earlier of the original expiry date and 12 months after the date of death, and any unvested Options shall terminate and become void on the date of death; and (ii) any unvested RSUs previously credited to the Awardee’s account will be cancelled, and vested RSUs will be paid to the Awardee’s estate, with any settlement or redemption to occur within 12 months following the termination date.

●	Except as may otherwise be provided in an Awardee’s employment agreement or as otherwise determined by the Board or its delegate, if an Awardee’s employment or other relationship with the Company is terminated for any reason other than death or disability, (i) each vested Option held by that Awardee will cease to be exercisable on the earlier of the original expiry date and 90 days after the termination date; and (ii) any RSUs held by the Awardee that have vested before the termination date will remain with the Awardee. In all cases, any unvested Options or RSUs held by the Awardee shall terminate and become void on the date of termination.

●	Unless otherwise determined by the Board or its delegate, where an Awardee is terminated for cause, any unvested Options or RSUs held by the Awardee will be immediately cancelled and forfeited to the Company for no consideration.

●	In the event of a change of control (as defined in the Omnibus Plan), unless otherwise provided in the Omnibus Plan or an Award agreement, the Board or its delegate may deal with any or all outstanding Awards (or any portion thereof) in the manner it deems fair and reasonable in the circumstances of the change of control, including but not limited to cancelling all outstanding awards with or without payment or accelerating vesting and/or expiry of outstanding Awards and/or cause all Awards or portions thereof to become exchanged for stock awards of another corporation.

●	Unless restricted by law, the Board or its delegate may alter, amend, modify, suspend or terminate the Omnibus Plan or any Award in whole or in part without notice to, or approval from, Shareholders, including, but not limited to, for the purposes of:

●	making any amendments to the general vesting provisions of any Award;

●	making any amendments to the general term of any Award as permitted by the Omnibus Plan;

●	making any amendments to add covenants or obligations of the Company for the protection of Awardees;

●	making any amendments not inconsistent with the Omnibus Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

●	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

●	Shareholder approval is required to make the following amendments to the Omnibus Plan:

●	a reduction in the Option Exercise Price of a previously granted Option benefitting a Related Person or one of his/her/its Affiliates (unless done pursuant to Section 11.2 of the Omnibus Plan);

●	any amendment or modification which would increase the total number of Common Shares available for issuance under the Omnibus Plan; or

●	an increase to the limit on the number of Common Shares issued or issuable under the Omnibus Plan to Insiders of the Company.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Clearmind Medicine Inc. Executive Officer Clawback Policy during the fiscal year ended October 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary Common Shares as of January 19, 2026 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Common Shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Common Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem options and RSUs that are currently exercisable or exercisable within 60 days of January 19, 2026 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 1,499,838 Common Shares issued and outstanding as of January 19, 2026.

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

Name of beneficial owner	Common Shares beneficially owned	Percentage of Common Shares beneficially owned
5% or Greater Shareholders
Directors and Executive Officers
Yehonatan Shachar (1)	939	*	%
Amitay Weiss (2)	4,645	*	%
Alan Rootenberg (3)	715	*	%
Oz Adler (4)	1,878	*	%
Asaf Itzhaik (5)	937	*	%
Hila Kiron-Revach	-	-%
Dr. Adi Zuloff-Shani (6)	4,711	*	%
Prof. Mark Haden (7)	3	*	%
All directors and executive officers as a group (8 persons)	13,828	*	%

*	Indicates beneficial ownership of less than 1% of the total Common Shares outstanding.

(1)	Consists of (i) 937 Common Shares, and (ii) options to purchase 2 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$27,000 and expiring in May 2026.

(2)	Consists of (i) 4,617 Common Shares, (ii) options to purchase 2 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$27,000 and expiring in May 2026, and (iii) options to purchase 26 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$28,800 and expiring in February 2032.

(3)	Consists of (i) 713 Common Shares, and (ii) options to purchase 2 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$27,000 and expiring in May 2026.

(4)	Consists of (i) 1,874 Common Shares, (ii) options to purchase 2 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$28,080 and expiring in October 2026, and (iii) options to purchase 2 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$20,160 and expiring in February 2032.

(5)	Consists of 937 Common Shares.

(6)	Consists of (i) 4,669 Common Shares, (ii) options to purchase 17 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$27,000 and expiring in May 2026, (iii) options to purchase 17 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$30,240 and expiring in July 2026, and (iv) options to purchase 8 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$20,160 and expiring in February 2032.

(7)	Consists of (i) options to purchase 1 Common Share currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$27,000 and expiring in May 2026 and (ii) options to purchase 2 Common Shares currently exercisable or exercisable within 60 days of the date of this Annual Report, exercisable at an exercise price of CAD$20,160 and expiring in February 2032.

Record Holders

As of January 19, 2026, there were 61 holders of record of our Common Shares, out of which 4 holders of record had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

IP Assignment Agreement with Clearmind Labs Corp.

On July 28, 2025, we entered into an assignment agreement with our wholly-owned subsidiary, Clearmind Labs Corp., a company incorporated in Canada, or Clearmind Labs, pursuant to which we assigned, transferred, and sold to Clearmind Labs all of our rights, title, and interest in and to certain intellectual property assets, including all inventions and discoveries, patent applications (both provisional and non-provisional), patents, utility models, and related rights, covering numerous jurisdictions worldwide. The assigned assets include rights to file, prosecute, and enforce patents, as well as to claim priority, file continuations, and pursue extensions or renewals in all relevant countries. Adi Zuloff Shani, our chief executive officer, also serves as the chief executive officer of Clearmind Labs.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on the Nasdaq Capital Market, and the Frankfurt Stock Exchange.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements,. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entities and aggregated at a consolidated level. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We have short term liabilities as of October 31, 2025 of $1,760,066. We entered into an office lease agreement in Israel commits us to ILS 12,500 per month (approximately $3,400) until March 31, 2026. We remain reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

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

Equity price risk

We have invested a portion of our cash and cash equivalents in equity securities, which exposes us to equity price risk. The fair value of these investments may fluctuate based on market conditions, changes in interest rates, volatility in the equity markets, and factors specific to the issuers of the securities. As a result, we may experience losses on these investments, which could adversely affect our financial condition, liquidity, and results of operations. Additionally, declines in the market price of our Common Shares could impair our ability to raise capital or require us to raise capital on less favorable terms.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/USD currency exchange rates. As of October 31, 2025, the majority of our liquid assets are held in USD, and the majority of our expenses is denominated in U.S. dollars or ILS. Changes of both 5% and 10% in the NIS/USD and CAD/USD exchange rate would decrease/increase our loss for 2025 by less than 2% and 5%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of October 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of October 31, 2025 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal controls over financial reporting were effective as of October 31, 2025.

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

As part of such remediation plan, during the year ended October 31, 2024, we implemented remediation efforts including independent review and approval of transactions and reconciliations in some processes by hiring personnel and segregating duties amongst the team. Management also implemented processes to document and retain evidence to support reviews and reconciliations. We also engaged outside consultants, experts in the controls and procedures over financial reporting, and internally, we continue to review and improve these processes.

As of the year ended October 31, 2025, we did not have material weaknesses. Except for additional personnel costs, the cost of systems and the costs of our third-party service providers, we did not incur any material costs related to our remediation plan.

Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of October 31, 2025.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

Except as described above, during the year ended October 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is currently comprised of Oz Adler, Yehonatan Shachar and Asaf Itzhaik, and is chaired by Oz Adler. Our Board has determined that each of the members of the committee are financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our Board has determined that Oz Adler is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Deloitte, has served as our principal independent registered public accounting firm for the year ended October 31, 2025.

The following table provides information regarding fees paid or to be paid by us to Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, an independent registered public accounting firm, for all services, including audit services, for the years ended October 31, 2025, and 2024:

	Year Ended October 31,
(USD)	2025	2024
Audit fees (1)	131,000	150,000
Audit-related fees	-	-
Tax fees	-	6,244
All other fees	-	-
Total	131,000	156,244

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Articles of Association of the Company, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the registrant’s registration statement on Form F-1, as amended, filed with the SEC on August 18, 2022 (File No. 333-265900)).

2.1*	Description of Securities

4.1	Form of Underwriter’s Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.2	Form of Indemnification Agreement (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.3	Omnibus Stock Award Plan (included as Exhibit 99.1 to our Registration Statement on Form S-8 as filed with the Securities Exchange Commission on December 9, 2024, and incorporated herein by reference).

4.4	SciSparc Cooperation Agreement (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on November 14, 2022, and incorporated herein by reference).

4.5	Form of Placement Agent Agreement by and between the Company and Aegis Capital Corp (included as Exhibit 1.1 to our Report on Form 6-K as filed with the Securities Exchange Commission on April 6, 2023, and incorporated herein by reference).

4.6	Form of Common Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 31, 2023, and incorporated herein by reference).

4.7	Form of Pre-Funded Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 27, 2023, and incorporated herein by reference).

4.8	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on March 27, 2023, and incorporated herein by reference).

4.9	Form of Placement Agent Agreement by and between the Company and Aegis Capital Corp (included as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.10	Form of Common Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.11	Form of Pre-Funded Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.12	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities Exchange Commission on July 17, 2023, and incorporated herein by reference).

4.13	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on January 16, 2024)

4.14	Form of PIPE Warrant (incorporated herein by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K furnished to the SEC on January 16, 2024)

4.15	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 10.3 to the registrant’s Report on Form 6-K furnished to the SEC on January 16, 2024)

4.16	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.4 to the registrant’s Report on Form 6-K furnished to the SEC on January 16, 2024)

4.17	Form of Placement Agent Agreement (incorporated herein by reference to Exhibit 10.5 to the registrant’s Report on Form 6-K furnished to the SEC on January 16, 2024)

4.18	License Agreement effective as of January 15, 2024, by and between BIRAD Research and Development Company Ltd. and Clearmind Medicine Inc. (included as Exhibit 4.18 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on January 22, 2025, and incorporated herein by reference)

4.19	License Agreement dated March 19, 2024, by and between Yissum Research and Development Company of the Hebrew University of Jerusalem and Clearmind Medicine Inc. (included as Exhibit 4.19 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on January 22, 2025, and incorporated herein by reference)

4.20	License Agreement dated March 31, 2024, by and between Yissum Research and Development Company of the Hebrew University of Jerusalem and Clearmind Medicine Inc. (included as Exhibit 4.20 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on January 22, 2025, and incorporated herein by reference)

4.21	Form of Convertible Promissory Note (incorporated herein by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K furnished to the SEC on September 17, 2025)

4.22	Form of Securities Purchase Agreement, dated September 17, 2025 (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on September 17, 2025)

4.23	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on November 13, 2025)

4.24	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K furnished to the SEC on November 17, 2025)

4.25	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on November 17, 2025)

4.26	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K furnished to the SEC on November 13, 2025)

4.27	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on November 19, 2025)

4.28	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on November 26, 2025)

4.29	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K furnished to the SEC on November 26, 2025)

4.30	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on December 3, 2025)

4.31*^	License Agreement dated December 19, 2022, by and between Yissum Research and Development Company of the Hebrew University of Jerusalem and Clearmind Medicine Inc.

4.32*^	First Amendment to License Agreement dated April 1, 2025 by and between Yissum Research and Development Company of the Hebrew University of Jerusalem and Clearmind Medicine Inc.

4.33*^	Assignment Agreement dated July 28, 2025 by and between Clearmind Medicine Inc. and Clearmind Labs Corp.

8.1	List of Subsidiaries (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on February 3, 2023, and incorporated herein by reference)

11.1	Insider Trading Policy (included as Exhibit 11.1 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on January 22, 2025, and incorporated herein by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, independent registered public accounting firm.

97.1#	Executive Officer Clawback Policy (included as Exhibit 4.7 to our Annual Report on Form 20-F as filed with the Securities Exchange Commission on January 29, 2024, and incorporated herein by reference).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Management contract or compensatory plan.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

CLEARMIND MEDICINE INC.

Date: January 20, 2026	By:	/s/ Dr. Adi Zuloff-Shani
Dr. Adi Zuloff-Shani
Chief Executive Officer

CLEARMIND MEDICINE INC.

Consolidated Financial Statements

(Expressed in United States Dollars)

CLEARMIND MEDICINE INC.

Index of Financial Statements

As of October 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Clearmind Medicine Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Clearmind Medicine Inc. and its subsidiaries (the “Company”) as of October 31, 2025, and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended October 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

January 20, 2026

We have served as the Company’s auditor since 2023.

CLEARMIND MEDICINE INC.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

	October 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$3,923,058	$6,573,813
Other receivables	35,825	49,038
Short-term investments (Note 5)	1,662,407	289,388
Prepaid expenses	39,940	44,161
Related parties (Note 6b)	286,488	131,839

Total current assets	5,947,718	7,088,239

Non-current assets
Intangible assets (Note 3)	97,372	108,326
Restricted cash	20,560	7,186
Right-of-use asset (Note 4)	17,402	51,663

Total non-current assets	135,334	167,175

Total assets	$6,083,052	$7,255,414

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$682,163	$526,056
Due to related parties (Note 6)	60,232	48,962
Derivative warrant liabilities (Note 7)	2,369,195	3,519,702
Short-term portion of lease liabilities (Note 4)	18,800	36,726
Convertible loans (Note 8)	1,760,066	-

Total current liabilities	$4,890,456	$4,131,446

Non- current liabilities
Long-term lease liabilities (Note 4)	-	16,416
Total non- current liabilities	-	16,416

Total liabilities	$4,890,456	$4,147,862

Shareholders’ equity

Share capital and share premium (Note 9)	26,402,659	24,168,256
Warrants (Note 10)	459,341	459,341
Share-based payment reserve (Notes 11,12)	2,231,570	2,523,946
Accumulated other comprehensive loss	(21,250)	(21,250)
Accumulated deficit	(27,879,724)	(24,022,741)

Total shareholders’ equity	1,192,596	3,107,552

Total liabilities and shareholders’ equity	$6,083,052	$7,255,414

Approved and authorized for issuance on behalf of the Board of Directors on January 20, 2026:

/s/ “Alan Rootenberg”	/s/ “Adi Zuloff-Shani”
Alan Rootenberg, CFO	Adi Zuloff-Shani, CEO

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Year ended October 31,
	2025	2024	2023

Operating expenses
General and administrative (Note 18)	$3,610,652	$4,362,117	$4,759,205
Research and development, net (Note 19)	2,056,525	1,382,808	1,544,229
Total operating expenses	5,667,177	5,744,925	6,303,434

Finance income (expenses)

Changes in fair value of derivative warrant liabilities (Note 7)	1,128,586	707,802	(2,189,986)
Changes in fair value of short-term investments (Note 5)	844,500	(68,624)	(107,638)
Foreign exchange gain (loss)	3,378	(6,028)	(78,136)
Other finance expenses	(19,537)	(36,161)	(10,894)
Interest income on deposit	132,908	271,224	70,068
Changes in fair value of convertible loans (Note 8)	(209,196)	–	–
Total finance income (expenses)	1,880,639	868,213	(2,316,586)

Other income
Dividend received	–	–	16,555
Total other income	–	–	16,555

Loss Before taxes	(3,786,538)	(4,876,712)	(8,603,465)
Tax expenses	(70,445)	(377,966)	(17,372)
Net Loss	$(3,856,983)	$(5,254,678)	$(8,620,837)
Loss per share, basic and diluted	$(30.35)	$(67.80)	$(1,703.04)
Weighted average number of shares (*) for the purposes of basic and diluted loss per share	127,093	77,503	5,062

(*)	On November 28, 2023, the Company effected a 1-for-30 reverse split of its issued and outstanding common shares and on December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares (collectively, the “Reverse Splits”). Following the Reverse Splits, holders of the Company’s common shares received 0.0008333 of a common share for every one common share. All share amounts have been retroactively adjusted for all periods presented.

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in United States Dollars)

	Share capital and share premium			Share-based	Accumulated other		Total shareholders’
	Number of shares (*)	Amount	Warrants	payment reserve	comprehensive income	Accumulated deficit	equity (deficit)

Balance, October 31, 2022	1,136	$6,706,644	$459,110	$1,896,724	$(21,250)	$(10,147,226)	$(1,105,998)
Net loss for the year	–	–	–	–	–	(8,620,837)	(8,620,837)
Issuance of common shares	962	6,026,327	–	337,579	–	–	6,363,906
Common shares and warrants issued to XYLO TECHNOLOGIES LTD. (formerly Medigus Ltd.)	38	296,845	231	–	–	–	297,076
Issuance of common shares, pre-funded warrants and warrants	3,755	1,455,832	–	–	–	–	1,455,832
Issuance of common shares upon vesting of restricted stock units	35	263,408	–	(263,408)	–	–	–
Issuance of common shares, pre-funded warrants and warrants	6,250	1,069,478	-	-	-	-	1,069,478
Exercise of warrants	2,986	1,164,117	-	-	-	-	1,164,117
Common shares for services	60	148,572	–	(101,888)	–	–	46,684
Share-based compensation	–	–	–	313,214	–	–	313,214
Balance, October 31, 2023	15,222	$17,131,223	$459,341	$2,182,221	$(21,250)	$(18,768,063)	$983,472
Net loss for the year	–	–	–	–	–	(5,254,678)	(5,254,678)
Issuance of common shares, pre-funded warrants and warrants	37,500	1,459,815	–	–	–	–	1,459,815
Exercise of warrants	39,247	4,667,400	–	–	–	–	4,667,400
Issuance of common shares upon vesting of restricted stock units	8,234	541,835	–	(541,835)	–	–	–
Share-based compensation	6,467	367,983	–	883,560	–	–	1,251,543
Balance, October 31, 2024	106,670	$24,168,256	$459,341	$2,523,946	$(21,250)	$(24,022,741)	$3,107,552
Net loss for the year	–	–	–	–	–	(3,856,983)	(3,856,983)
Exercise of warrants (Note 9c(ii))	7,760	437,007	–	–	–	–	437,007
Issuance of common shares upon vesting of restricted share units (Note 9c(i))	22,271	1,098,266	–	(1,098,266)	–	–	–
Share-based compensation (Notes 11, 12b(i))	–	–	–	805,890	–	–	805,890
Conversion of convertible loans (Notes 8,9c(iii))	21,375	699,130	–	–	–	–	699,130
Balance, October 31, 2025	158,076	$26,402,659	$459,341	$2,231,570	$(21,250)	$(27,879,724)	$1,192,596

(*)	On November 28, 2023, the Company effected a 1-for-30 reverse split of its issued and outstanding common shares, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share. On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares. Following the Reverse Splits, holders of the Company’s common shares received 0.0008333 of a common share for every one common share. All share amounts have been retroactively adjusted for all periods presented.

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Year ended October 31,
	2025	2024	2023
Operating activities
Net loss	$(3,856,983)	$(5,254,678)	$(8,620,837)

Adjustments for:
Amortization of intangible assets	10,954	10,984	10,954
Amortization of right-of-use asset	38,415	39,023	35,381
Interest on lease liability	3,858	5,386	2,907
Exchange rate differences	(3,614)	6,051	78,171
Depreciation of property and equipment	–	1,065	11,175
Changes in fair value of derivative warrant liabilities	(1,128,586)	(707,802)	2,189,986
Change in fair value of convertible loans	209,196	–	–
Share-based compensation	805,890	998,918	834,813
Changes in fair value of short-term investments	(844,500)	68,624	107,638
Tax expenses	70,445	103,879	17,372

Changes in working capital:
Decrease (increase) in other receivables	17,249	64,949	(154,621)
Decrease (increase) in prepaid expenses	4,442	(3,690)	(26,134)
Increase (decrease) in accounts payable and accrued liabilities	82,788	(198,590)	(620,421)
Increase (decrease) in amounts due to / from related parties	(144,052)	7,222	(167,856)
Net cash used in operating activities	(4,734,498)	(4,858,659)	(6,301,472)

Investing activities
Proceeds from sale of short-term investment (Note 5)	186,072	78,500	–
Proceeds from purchase of short-term investment (Note 5)	(714,591)	(350,400)	–
Changes in restricted cash	(13,498)	33,803	(26,228)

Net cash used in investing activities	(542,017)	(238,097)	(26,228)

Financing activities
Proceeds from issuance of common shares and warrants, net of issuance costs	–	2,192,444	11,115,241
Proceeds received from exercise of warrants (Note 7)	415,086	4,104,521	590,077
Proceeds received from issuance of convertible loans (Note 8)	2,250,000	–	–
Repayment of lease liabilities	(42,543)	(42,587)	(40,922)

Net cash provided by financing activities	2,622,543	6,254,378	11,664,396
Effect of foreign exchange rate changes on cash and cash equivalents	3,217	(11,548)	(37,734)
Net increase (decrease) in cash and cash equivalents	(2,650,755)	1,146,074	5,298,962
Cash and cash equivalents at beginning of year	6,573,813	5,427,739	128,777
Cash and cash equivalents at end of year	$3,923,058	$6,573,813	$5,427,739

Supplementary disclosure of cash flow information:
Cash received as interest	$132,908	$271,784	$71,733
Dividend received	–	–	16,555
Cash paid in respect of taxes	229,905	306,592	12,678
Cash paid as interest on lease liability	3,858	5,386	2,907
Non-cash financing and investing activities
Common shares issued to Xylo Technologies Ltd. (formerly known as Medigus Ltd.)	$–	–	296,569
Right of use assets obtained in exchange for lease liabilities	–	181,779	–
Early termination of office lease	–	(88,562)	–
Issuance of shares upon conversion of convertible loans (Notes 8,9c(iii))	699,130	–	–

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern

a.	Clearmind Medicine Inc. (the “Company”) was incorporated in the province of British Columbia on July 18, 2017. The Company is a clinical stage pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines that have been developed to solve widespread, yet under-served, health problems. The Company’s head office is located at Suite 101 -1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s wholly-owned Israeli subsidiary (Clearmindmed Ltd.) functions as the research and development arm of the Company and Clearmind Labs Corp.

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

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. For the year ended October 31, 2025, the Company did not generate any revenues and had negative cash flow from operations of $4,734,498. As of October 31, 2025, the Company had an accumulated deficit of $27,879,724. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing through debt or equity. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors raise substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

c.	Reverse share splits

On November 28, 2023, the Board approved a 1-for-30 reverse split of its issued and outstanding common shares, effective as of November 28, 2023, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share then held.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern (continued)

c.	Reverse share splits (continued)

On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares. Following the Reverse Splits noted above, holders of the Company’s common shares received 0.0008333 of a common share for every one common share (see note 20(e)).

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

e.	In October 2023, Israel was attacked by the Hamas terrorist organization and entered a state of war on several fronts. In June 2025, following escalating threats and intelligence reports of imminent attacks, Israel conducted preemptive strikes on military and nuclear infrastructure in Iran. Iran responded with drones and missiles attacks, some of which caused civilian casualties and infrastructure damage. After 12 days of hostilities, a ceasefire between Israel and Iran was reached in June 2025. As of October 9, 2025, Israel and Hamas entered into a ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such agreements will hold. As a result, while the ceasefire marks a potential shift towards stability in the region, the situation remains volatile, and the risk of broader regional escalation involving additional actors persists. As of the date of these consolidated financial statements, conflict continues in parts of the region. The Company’s clinical trials, the laboratory that supports such clinical trials and the Contract Research Organization (CRO) are based in Israel. The extent to which the security situation in Israel may impact the Company’s financial condition, results of operations, or liquidity is uncertain, and as of the date of issuance of these condensed interim consolidated financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities as of October 31, 2025.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies

a.	Basis of Presentation

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

Significant Estimates

Derivative Warrant Liabilities and Assets

The Company analyses warrants issued to determine whether they meet the classification as liabilities, assets or equity. Derivative warrant liabilities and assets are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the Black and Scholes and binomial pricing model.

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

Going Concern

The application of the going concern assumption requires management to take into account all available information about the future, which is at least but not limited to 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions raise substantial doubt upon the Company’s ability to continue as a going concern.

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

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies (continued)

h.	Share-based Payments

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

i.	Restricted Share Units

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

j.	Leases

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

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies (continued)

j.	Leases (continued)

At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date, including, inter alia, the exercise price of a purchase option if the Company is reasonably certain to exercise that option. Simultaneously, the Company recognizes a right-of-use (“ROU”) asset in the amount of the lease liability.

The discount rate applied by the Company is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. The weighted average of lessee’s incremental annual borrowing rate applied to the lease liabilities as of October 31, 2025 was estimated at 10%.

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

Research costs are charged to operations as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable, and the Company intends to or has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in the consolidated statement of operations and comprehensive loss as incurred. The Company has not capitalized any development costs for the years ended October 31, 2025, 2024 and 2023.

l.	Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all “in the money” stock options and share purchase warrants are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, basic and diluted loss per share is the same as the exercise of stock options and share purchase warrants is considered to be anti-dilutive. As of October 31, 2025, the Company had 92,715 (2024 – 70,479, 2023- 20,845) potentially dilutive shares outstanding.

m.	The Company capitalizes certain legal and other third-party fees that are directly related to the Company’s in- process equity financing until such financing is consummated. After consummation of such equity financing, these costs are recorded as a reduction of the respective gross proceeds. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are written off to operating expenses. Where the financing includes both an equity and liability component, pro-rata issuance costs relating to the liability component are charged to the statement of operations.

n.	New and amended IFRS accounting standards that are effective for the current year

There were no new IFRS standards, interpretations or amendments that became effective during the year that had a material impact on the Company’s financial statements.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material Accounting Policies (continued)

o.	New and revised IFRS Accounting Standards in issue but not yet effective

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

Intangible Assets

Balance, October 31, 2023	$119,310
Accumulated depreciation	(10,984)
Balance, October 31, 2024	$108,326
Accumulated depreciation	(10,954)
Balance, October 31, 2025	$97,372

4.	Leases

On December 25, 2023, the Company entered into an agreement with a third party for the lease of office space in Tel Aviv, Israel, having a total area of approximately 240 square meters. The Company occupies approximately 120 square meters of the space for its offices. The Company’s base rent was ILS 23,300 per month (approximately $6,500) during the term of the lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 10%.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Leases (continued)

On March 31, 2024, the Company and a third party agreed to terminate the lease agreement prior to the initial term of the lease. As a result, the Company paid early termination fees of approximately $13,000 and paid approximately $3,000 to a broker. The loss upon early termination related to this transaction was recorded as general and administrative expenses within the Consolidated Statements of Operations and Comprehensive Loss.

On June 13, 2024, the Company entered into an agreement with a third party for the lease of office space in Tel Aviv, Israel, having a total area of approximately 386 square meters. The Company occupies approximately 40 square meters of the space for its offices. The rental period is from April 1, 2024 to March 31, 2026. The Company’s base rent was ILS 12,500 per month (approximately $3,400) during the term of the lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 10%.

ROU office space

Balance, October 31, 2023	$-
Addition	181,779
Early termination of office lease	(88,562)
Accumulated depreciation	(39,023)
Exchange rate differences	(2,531)
Balance, October 31, 2024	$51,663
Accumulated depreciation	(38,415)
Exchange rate differences	4,154
Balance, October 31, 2025	$17,402

Lease liability

Balance, October 31, 2023	$-
Addition	181,779
Early termination of office lease	(88,905)
Lease payments	(42,587)
Interest expense	5,386
Exchange rate differences	(2,531)
Balance, October 31, 2024	$53,142
Lease payments	(42,543)
Interest expense	3,857
Exchange rate differences	4,344
Balance, October 31, 2025	$18,800

Amounts recognized in profit or loss

	Year ended	Year ended
	October 31,	October 31,
	2025	2024
Depreciation	$38,415	$39,023
Interest	3,857	5,386

	$42,272	$44,409

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Short-term Investments

	October 31, 2024	Additions	Disposals	Changes in fair value	October 31, 2025
Polyrizon Ltd. (1)	$289,388	$200,000	$(186,072)	$(302,430)	$886
Taurus Gold Corp. – shares and warrants (see also note 13(a))(2)	-	514,591	-	1,146,930	1,661,521
	$289,388	$714,591	$(186,072)	$844,500	$1,662,407

	October 31, 2023	Additions	Disposals	Changes in fair value	October 31, 2024

Polyrizon Ltd. – shares and warrants (1)	$-	$350,400	$-	$(61,012)	$289,388
Xylo Technologies Ltd. – shares (3)	86,112	-	(78,500)	(7,612)	-
	$86,112	$350,400	$(78,500)	$(68,624)	$289,388

(1)	On October 30, 2024, the Company subscribed for 53 shares and 160 warrants (“October 2024 Polyrizon Warrants”) of Polyrizon Ltd. (“Polyrizon”) in Polyrizon’s initial public offering on the Nasdaq at a cost of $350,400. Each October 2024 Polyrizon Warrant can be exercised into one ordinary share of Polyrizon at an exercise price of $6,570.00 per share, subject to certain adjustments, include a cashless exercise mechanism. The Polyrizon Warrants expire on October 29, 2029.

During November 2024, the Company sold all the shares of Polyrizon that it received in Polyrizon’s initial public offering for total proceeds of $79,711.

On March 31, 2025, the Company subscribed for 144 shares of Polyrizon, 133 pre funded warrants to purchase shares of Polyrizon (“Polyrizon Pre-Funded Warrants”) and 278 warrants to purchase shares of Polyrizon (“March 2025 Polyrizon Warrants”) at an aggregate cost of $200,000 in a private placement (the “Polyrizon Private Placement”). In connection with the Polyrizon Private Placement, the Company exchanged the October 2024 Polyrizon Warrants for new warrants (the “Exchange Warrants”), which were substantially in the same form as the March 2025 Polyrizon Warrants. Each Polyrizon Pre-Funded Warrant can be exercised into one ordinary share of Polyrizon at an exercise price of $0.00006, subject to certain adjustments, including a cashless exercise mechanism, and each March 2025 Polyrizon Warrant and Exchange Warrant can be exercised into one ordinary share of Polyrizon at an exercise price of $1,800.00 per share subject to certain adjustments, including a cashless exercise mechanism. The March 2025 Polyrizon Warrants and Exchange Warrants have certain anti-dilution protection and expire on September 30, 2027.

On May 13, 2025, the Company exercised the Polyrizon Pre-Funded Warrants and received 133 Polyrizon shares.

On May 27, 2025, Polyrizon effected a reverse share split of its ordinary shares at the ratio of 1-for-250, such that each two hundred and fifty (250) ordinary shares, no par value, were consolidated into one (1) ordinary share, no par value. All the Polyrizon Shares and price per Polyrizon shares have been retroactively adjusted in these financial statements.

On May 30, 2025, the Company exercised the Exchange Warrants and the March 2025 Polyrizon Warrants in full and received 16,450 Polyrizon shares, which were sold on June 18, 2025 and July 25, 2025 for an aggregate amount of $106,362, and accordingly, the Company recorded a realized loss of $63,602.

On November 28, 2025, Polyrizon effected a reverse share split of its ordinary shares at the ratio of 1-for-6, such that each six (6) ordinary shares, no par value, were consolidated into one (1) ordinary share, no par value. All the Polyrizon Shares and price per Polyrizon shares have been retroactively adjusted in these financial statements.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Short-term Investments (continued)

(2)	During October 2025, the Company subscribed for 13,020,000 shares (“Taurus Shares”) and 13,020,000 warrants (“October 2025 Taurus Warrants”) of Taurus Gold Corp. (“Taurus”) at a cost of $466,441. Each October 2025 Taurus Warrant can be exercised into one ordinary share of Taurus at an exercise price of CAD$0.064 per share, subject to certain adjustments, including a cashless exercise mechanism. The Taurus Warrants expire on October 31, 2028.

During October 2025, the Company also purchased an additional 111,065 Taurus Shares from a third party investor and paid $48,150.

The Taurus Shares and October 2025 Taurus Warrants are recorded at the fair value in the Company’s Consolidated Statement of Statement of Financial Position and the changes in fair value of short-term investment were recorded to the Consolidated Statements of Operations and Comprehensive Loss.

(3)	Pursuant to the Share Exchange Agreement with Xylo Technologies Ltd. (formerly known as Medigus Ltd.) (“Xylo”), on February 14, 2022, the Company received 27,778 ordinary shares of Xylo. The investment cost of the share was $501,938.

During the year ended October 31, 2024, the Company sold all its remaining shares of Xylo, for total proceeds of $78,500 and recorded changes in fair value of $7,612.

6.	Related Party Transactions

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for employment services they provide to the Company is as follows:

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2025	2024	2023
Officers:
Consulting fees	$344,802	$422,522	$410,066
Share based compensation	128,254	185,843	124,808
	$473,056	$608,365	$534,874
Directors:
Directors’ fees and payroll	$358,944	$242,603	$182,261
Share based compensation	195,101	296,728	121,981
	$554,045	$539,331	$304,242

(ii)	Balances with related parties

	October 31,	October 31,
	2025	2024
Amounts owed to officers	$29,761	$29,498
Amounts owed to directors	30,471	19,464
	$60,232	$48,962

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

The Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $198,042, $50,319 and $141,409 for the years ended October 31, 2025, 2024 and 2023, respectively. As of October 31, 2025, $286,488 is owed to the Company by SciSparc (As of October 31, 2024- $131,839).

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

On January 21, 2024, following the January 2024 Public Offering, which included the offering of common shares at a price lower than the exercise price of the April 2023 Warrants, the exercise price of the April 2023 Warrants was reduced to $43.08, and each April 2023 Warrant became exercisable into 0.018 common shares of the Company. For further details of the ratio of warrant shares issuable and outstanding in relation to the April 2023 Warrants, see detailed table in note 10.

During the period between November 29, 2023 and December 5, 2023, 2,729,394 April 2023 Warrants were exercised into 16,313 common shares.

During the period between March 8, 2024 and March 22, 2024, 27,973 April 2023 Warrants were exercised into 506 common shares.

On June 28, 2024, 156,098 April 2023 Warrants were exercised into 2,824 common shares.

On August 12, 2024, 64,104 April 2023 Warrants were exercised into 1,160 common shares.

On December 16, 2024, 15,156 April 2023 Warrants were exercised into 275 common shares, resulting in gross proceeds of $11,821.

On October 30, 2025, following the conversion of the convertible loans, which included the offering of common shares at a price lower than the exercise price of the April 2023 Warrants, the exercise price of the April 2023 Warrants was reduced to $32.71, and each April 2023 Warrant became exercisable into 0.024 common shares of the Company. For further details of the ratio of warrant shares issuable and outstanding in relation to the April 2023 Warrants, see detailed table in note 10. See also note 20e for details of further price changes post year end.

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

On January 21, 2024, following the January 2024 Public Offering, which included the offering of common shares at a price lower than the exercise price of the September 2023 Warrants, the exercise price of the September 2023 Warrants was reduced to $43.08, and each September 2023 Warrant became exercisable into 0.007 common shares of the Company. For further details of the ratio of warrant shares issuable and outstanding in relation to the September 2023 Warrants, see detailed table in note 10.

During the period between November 29, 2023 and December 5, 2023, 4,602,916 September 2023 Warrants were exercised into 10,242 common shares.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Derivative warrant liabilities (continued)

During the period between February 23, 2024 and March 22, 2024, 281,910 September 2023 Warrants were exercised into 2,037 common shares.

On June 28, 2024, 182,144 September 2023 Warrants were exercised into 1,372 common shares.

On August 12, 2024, 80,526 September 2023 Warrants were exercised into 580 common shares.

On December 27, 2024, 327,765 September 2023 Warrants were exercised into 2,360 common shares, resulting in gross proceeds of $101,755.

On October 30, 2025, following the conversion of the convertible loans, which included the offering of common shares at a price lower than the exercise price of the September 2023 Warrants, the exercise price of the September 2023 Warrants was reduced to $32.71, and each September 2023 Warrant became exercisable into 0.009 common shares of the Company. For further details of the ratio of warrant shares issuable and outstanding in relation to the September 2023 Warrants, see detailed table in note 10. See also note 20e for details of further price changes post year end.

c.

On January 16, 2024, the Company issued 1,500,000 warrants with an exercise price of $64.0 per warrant in connection with its January 2024 Public Offering (“January 2024 Warrants”). Each warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“January 2024 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period.

On February 23, 2024, 30,200 January 2024 Warrants were exercised into 755 common shares.

During the period between June 20, 2024 and July 16, 2024, 138,320 January 2024 Warrants were exercised into 3,458 common shares.

On December 27, 2024, 205,000 January 2024 Warrants were exercised into 5,125 common shares, resulting in gross proceeds of $328,000.

On October 30, 2025, following the conversion of the convertible loans, which included the offering of common shares at a price lower than the exercise price of the January 2024 Warrants, the exercise price of the January 2024 Warrants was reduced to $32.71, and each January 2024 Warrants became exercisable into 0.049 common shares of the Company. For further details of the ratio of warrant shares issuable and outstanding in relation to the September 2023 Warrants, see detailed table in note 10. See also note 20e for details of further price changes post year end.

d.	During the year ended October 31, 2025, the Company recorded a gain on the revaluation of the total derivative warrant liabilities of $1,156,392 in the Consolidated Statements of Operations and Comprehensive Loss.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Derivative warrant liabilities (continued)

e.	The binomial model was used to measure the derivative warrant liability with the following assumptions:

October 31, 2025
Share Price	$31.84
Exercise Price	$32.71
Expected life	2.43-3.21 years
Risk-free interest rate	3.60-3.89%
Dividend yield	0.00%
Expected volatility	74.25-132.81%

Expected volatility was determined by calculating the historical volatility of the Company’s share price and comparison companies’ standard deviation over the previous 3.21 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of no transferability, exercise restrictions, and behavioral considerations.

f.	The following table presents the changes in the warrant liability during the period:

Balance as of November 1, 2022	$-
Issuance of April 2023 Warrants	1,771,208
Issuance of September 2023 Warrants	923,225
Exercise of warrants	(574,040)
Changes in fair value of warrants	2,189,986
Balance as of October 31, 2023	$4,310,379
Issuance of January 2024 Warrants	480,004
Exercise of warrants	(562,879)
Changes in fair value of warrants	(707,802)
Balance as of October 31, 2024	$3,519,702
Exercise of warrants	(21,921)
Change in fair value of warrants	(1,128,586)
Balance as of October 31, 2025	$2,369,195

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Convertible loans

On September 17, 2025, the Company entered into a share purchase agreement (“SPA”) with two third parties (the “CLA Investors”). Pursuant to the SPAs, the Company shall issue and sell to the CLA Investors, from time to time as provided therein promissory notes, in the aggregate principal amount of $2.5 million, for an aggregate purchase price of $2.25 million (90% of the subscription amount) (“Promissory Notes”).

On September 17 and 18, 2025, the Company issued the CLA Investors the first Promissory Note with the aggregate principal amount $555,556 for a purchase price of $500,000 (“First Initial Promissory Notes”).

Subject to the conditions in the SPAs, on the date on which the registration statement registering the shares issuable to the CLA Investors upon conversion of the Promissory Note is declared effective by the SEC, the Company shall issue and sell to the CLA Investors additional promissory notes (the “Second Initial Promissory Notes”), in the aggregate principal amount of $1.94 million, for a purchase price of $1.75 million.

On October 9 and 10, 2025, the Company issued the CLA Investors the second Promissory Note with the aggregate principal amount $1.94 million for a purchase price of $1.75 million (“Second Initial Closing”).

Commencing on the date that is three months after the Second Initial Closing, the Company may request, at its sole discretion, that the CLA Investors purchase additional Promissory Notes in the aggregate principal amount of $2.5 million for a purchase price of $2.25 million during each subsequent three month period such that the aggregate principal amount of such additional Promissory Notes is $7.5 million for a purchase price of $6.75 million. The Promissory Notes are to be repaid in ten equal monthly payments, commencing on the eighteenth month anniversary of the issuance date thereof, unless repaid earlier (partially or in full) at our option or if extended at the option of the CLA Investors. The principal amount under the Promissory Notes bears an annual interest rate of 4% (which will increase to 14% upon an event of default, as defined in the Promissory Note). The outstanding amount due under the Promissory Note is convertible (partially or in full) into common shares, at the option of the CLA Investors at any time after the Issuance Date, at a conversion price equal to the lower of (i) the Fixed Price or (ii) the Variable Price, provided that the Variable Price may not be lower than the Floor Price. Any additional Promissory Notes will be issued on the same terms.

On October 30 and 31, 2025, the CLA Investors converted $699,130 and received 21,375 common shares. See Notes 8 and 9(c)(iii). See also note 20(b).

Finance expense on the First and Second Initial Promissory Notes during the year ended October 31, 2025 amounted to $209,196.

Management has elected to designate the instrument at fair value through profit or loss under IFRS 9.4.3.5 at initial recognition for the Company’s promissory notes and therefore, the Company measures the entire hybrid contract (host + variable conversion feature) at Fair Value Through Profit or Loss (FVTPL). No embedded derivative is separated under IFRS 9 and no amortized-cost accounting or effective interest method applies. The Company records the carrying amount as fair value of the instrument under IFRS 13 and fair value is based on the fair value of the shares that the noteholder would receive if conversion occurred on the reporting date, adjusted for credit risk, non-performance risk, and contractual settlement terms.

The fair value of the promissory notes was $1,760,066 as of October 31, 2025.

Convertible loans

Balance, October 31, 2024	$-
Proceeds received from issuance of convertible loans	2,250,000
Finance expenses	209,196
Issuance of shares upon conversion of convertible loans	(699,130)
Balance, October 31, 2025	$1,760,066

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Share Capital

a.	The Company’s authorized share capital is an unlimited number of common shares without par value share. As of October 31, 2025, 158,076 (as of October 31, 2024 – 106,670) common shares were issued and outstanding.

b.	On November 28, 2023, the Company effected a 1-for-30 reverse split of its issued and outstanding common shares. On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares. Following the Reverse Splits, holders of the Company’s common shares received 0.0008333 of a common share for every one common share. All share amounts have been retroactively restated for all periods presented.

c.	Share transactions during the year ended October 31, 2025:

(i)	During the year ended October 31, 2025, the Company issued 22,271 common shares in respect of restricted share units (“RSUs”) that had been fully vested. The RSUs had an aggregate fair value of $1,098,266 at the time of issuance.

(ii)	Between December 16, 2024 and December 27, 2024, April 2023 Warrants, September 2023 Warrants and January 2024 Warrants were exercised into 7,760 shares, resulting in gross proceeds of $441,577.
(iii)	Between October 30 and October 31, 2025, certain promissory notes having an aggregate fair value of $699,130 were exercised into 21,375 shares.

d.	Share transactions during the year ended October 31, 2024:

(i)	On November 6, 2023, 1 common shares with a fair value of $117 were issued to providers of investor services in payment of services.

(ii)	Between December 1, 2023 and December 11, 2023, April 2023 Warrants and September 2023 Warrants were exercised into 26,555 common shares, resulting in gross proceeds of $3,498,032.

(iii)	On January 16, 2024, the Company completed a registered direct offering and concurrent private placement of (i) 36,700 Common Shares, (ii) 800 pre-funded warrants to purchase 800 Common Shares and (iii)37,500 unregistered common warrants to purchase 37,500 Common Shares. The pre-funded warrants are immediately exercisable at an exercise price of $0.004 per Common Share and will not expire until exercised in full. The unregistered common warrants have an exercise price of $64.0 per Common Share (after giving effect to adjustments and subject to further adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. These warrants include a cashless exercise provision and repricing provisions, under certain circumstances (“the January 2024 Offering”). The gross proceeds from the January 2024 Offering were approximately $2.4 million before deducting estimated offering expenses. Net proceeds from the offering were $1,824,773. On January 17, 2024, the pre-funded warrants were exercised.

(iv)	On February 19, 2024, 1 common shares with a fair value of $68 were issued to providers of investor services in payment of services.

(v)	During the period between February 26, 2024 and March 26, 2024, April 2023 Warrants, September 2023 Warrants and January 2024 Warrants were exercised into 3,298 common shares, for gross proceeds of $157,918.

(vi)	On April 3, 2024, 225 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $11,935 at the time of issuance.

(vii)	On May 9, 2024, 2 common shares with a fair value of $127 were issued to providers of investor services in payment of services.

(viii)	On June 17, 2024, 4,074 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $243,003 at the time of issuance.

(ix)	During the period between June 20, 2024 and July 16, 2024, April 2023 Warrants, September 2023 Warrants and January 2024 Warrants were exercised into 7,654 common shares, for gross proceeds of $402,206.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Share Capital (continued)

(xi)	On July 4, 2024, 1,615 common shares with a fair value of $98,218 were issued to providers of investor services in payment of services.

(xii)	During the period between July 4, 2024 and July 8, 2024, 3,372 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $256,252 at the time of issuance.

(xiii)	On August 12, 2024, April 2023 Warrants and September 2023 Warrants were exercised into 1,740 common shares, for gross proceeds of $74,999.

(xiv)	During the period between September 5, 2024 and September 19, 2024, 563 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $30,645 at the time of issuance.

(xv)	On October 31, 2024, 4,848 common shares with a fair value of $269,453 were issued to providers of investor services in payment of services.

e.	Share transactions during the year ended October 31, 2023:

(i)	On November 14, 2022, the Company completed an underwritten public offering of 962 common shares at a price to the public of $7,800.00 per share, for aggregate gross proceeds of $7.5 million, prior to deducting underwriting discounts and offering expenses. The offering closed on November 17, 2022. Net proceeds from the offering were $6,363,906.

In addition, the Company granted Aegis Capital Corp. (“Aegis”), who acted as the underwriters for the deal, a 45-day option to purchase up to 144 additional common shares, equal to 15% of the number of common shares sold in the offering solely to cover over-allotments, if any (“Over-Allotment”). The public purchase price per additional common share would have been $7,800.00 per share. The Over-Allotment was not exercised.

Aegis received 48 underwriter warrants, each such warrant entitling the agents to receive one common share upon payment of $9,750.00 per share, exercisable six months after the commencement of sales of this offering and expiring on a date which is no more than five years after the commencement of sales of the offering. The fair value of the underwriter warrants of $337,579 were accounted for as an issuance cost within the share-based payment reserve. The fair value of the underwriters warrants was estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

Risk-free interest rate	1.43%
Expected life (in years)	5
Expected volatility	150%

In connection with the offering, the Company’s common shares were approved for listing on the Nasdaq and began trading on the Nasdaq (in addition to the CSE) under the symbol “CMND” on November 15, 2022.

Following the public offering and pursuant to the Xylo SPA, Xylo was entitled to receive 38 common shares and 2 warrants pursuant to an anti-dilution clause included in the agreement signed between the Company and Xylo on June 29, 2022. The anti-dilution feature was recorded as a derivative liability as of October 31, 2022. On May 23, 2023, the Company issued the 38 common shares and 2 warrants to Xylo. The fair value of the issuance ($296,845) was recorded in shareholder equity against the extinguishment of the derivative liability.

(ii)	On January 16, 2023, 4 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $39,975 at the time of issuance.

On February 22, 2023, 10 common shares were issued in respect of fully vested RSU’s that had been fully vested. The RSU’s had a fair value of $110,096 at the time of issuance.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Share Capital (continued)

(iii)	On April 6, 2023, the Company completed an underwritten public offering of 2,581 common shares at a price to the public of $936.00 per share and pre-funded warrants to purchase 1,174 common shares at a price to the public of $934.80 per pre-funded warrant (“Pre-Funded Warrants”), for aggregate gross proceeds of $3.5 million (the “April 2023 Public Offering”). The Pre-Funded Warrants were exercisable at $1.20 into one common share, and all the Pre-Funded Warrants were exercised by April 30, 2023. In addition, each April 2023 Public Offering shareholder and each Pre-Funded Warrant holder received a common warrant, which was immediately exercisable, will expire five years from the date of issuance and have an exercise price of $936.00 per common share (“April 2023 Public Offering Warrant”). The April 2023 Public Offering warrants include a cashless exercise provision and repricing provisions under certain circumstances, that also includes a potential change in the number of shares to be issued for each warrant depending on the change in the exercise price of the warrant. Net proceeds from the offering were $2,936,079.

(iv)	On May 23, 2023, 6 common shares with a fair value of $27,965 were issued to consultants and 38 common shares with a fair value of $110,000 were issued to providers of investor services in respect of services.

(v)	On June 1, 2023, 6 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $48,194 at the time of issuance.

(vi)	On July 10, 2023, 15 common shares with a fair value of $10,000 were issued to providers of investor services in respect of services.

(vii)	On August 28, 2023, 15 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $65,143 at the time of issuance and 1 common shares with a fair value of $607 were issued to providers of investor services in respect of services.

(viii)	On September 18, 2023, the Company completed an underwritten public offering of 5,646 common shares at a price to the public of $360.00 per share and pre-funded warrants to purchase 604 common shares at a price to the public of $358.80 per pre-funded warrant (“Pre-Funded Warrants”), for aggregate gross proceeds of $2.25 million (the “September 2023 Public Offering”). The Pre-Funded Warrants were exercisable at $1.20 into one common share, and all the Pre-Funded Warrants were exercised by September 30, 2023. In addition, each September 2023 Public Offering shareholder and each Pre-Funded Warrant holder received a common warrant, which was immediately exercisable, will expire five years from the date of issuance and have an exercise price of $360.00 per common share (“September 2023 Public Offering Warrant”). The September 2023 Public Offering warrants include a cashless exercise provision and repricing provisions under certain circumstances that also includes a potential change in the number of shares to be issued for each warrant depending on the change in the exercise price of the warrant. Net proceeds from the offering were $1,814,193.

(ix)	During the period between October 17, 2023 and October 20, 2023, 784,584 April 2023 Warrants with a fair value of $574,040 were exercised into 2,986 common shares.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Warrants

The following table summarizes the changes in the Company’s warrants:

	Number of warrants	Historic weighted average exercise price per warrant shares
Balance, October 31, 2023	11,231,465	$316.00
Issuance of January 2024 warrants (*)	1,500,000	64.0
Exercise of warrants	(8,293,585)	104.80
Expiration of warrants	(8,333)	3,937.20

Balance, October 31, 2024	4,429,547	$62.80
Number of shares to be issued from the exercise of these warrants, October 31, 2024	2,549,311

Balance, October 31, 2024	4,429,547	$62.80
Exercise of warrants	(547,921)	5.80
Expiration of warrants	(75)	51,502.00
Balance, October 31, 2025(**)	3,881,551	$62.00
Number of shares to be issued from the exercise of these warrants	91,741

(*)	These warrants include a cashless exercise provision and repricing provisions under certain circumstances, that also include a potential change in the number of shares to be issued for each warrant depending on the change in the exercise price of the warrant. See table below for number of shares to be issued from the exercise of warrants.
(**)	See note 20(c) regarding the exercise of warrants and note 20(e) for details of further price changes post year end.

As of October 31, 2025, the following share purchase warrants were outstanding:

Number of warrants outstanding	Number of shares to be issued from the exercise of warrants (warrant shares)	Exercise price per warrant shares		Exercise price per warrant shares (USD)	Expiry date
1,923	48	C$	13,667.60	$9,750.00	November 17, 2027
728,409	17,370		$32.71	$32.71	April 5, 2028
2,024,739	19,218		$32.71	$32.71	September 17, 2028
1,126,480	55,105		$32.71	$32.71	January 15, 2029
3,881,551	91,741

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Stock Options

a.	On January 6, 2025, the shareholders of the Company approved the Omnibus Equity Incentive Plan, the “Omnibus Plan”. Pursuant to the Omnibus Plan, the Company is authorized to grant options or RSUs to officers, directors, employees and consultants enabling them to acquire, together with” Options”, “Awards” or “Stock Options” as defined, up to 20% of the Company’s issued and outstanding Common Shares (after taking into account existing awards from the Company’s 2021 stock option plan). The Awards can be granted for a maximum of 10 years and vest as determined by the Board.

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

b.	The following table summarizes the changes in the Company’s stock options for the years ended October 31, 2025 and October 31, 2024:

	Number of options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)
Outstanding, October 31, 2023	140	C$	24,124.80	$17,392.80

Expired	(2)		28,800.0	21,325.60

Outstanding, October 31, 2024	138	C$	24,068.25	$17,295.38

Outstanding, October 31, 2025	138	C$	24,021.25	$17,136.0

Exercisable, October 31, 2025	138	C$	24,021.25	$17,136.0

c.	Additional information regarding stock options outstanding as of October 31, 2025, is as follows:

The fair value of stock options previously granted to certain consultants for ongoing services measured during the period have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	Year ended October 31,
	2025	2024

Risk-free interest rate	4.46%	4.22%
Expected life (in years)	3.61	4.61
Expected volatility	112.20-134.44%	125.77-133.62%

Expected volatility was determined by calculating the historical volatility of the comparison companies’ share price over the previous 8.4 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of no transferability, exercise restrictions, and behavioral considerations.

d.	The portion of the total fair value of stock options expensed during the year ended October 31, 2025, was $3,264 (2024 - $79,005) which was recorded as share-based compensation expense.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

12.	Restricted Share Units

a.	The Company is able to grant RSUs pursuant to the Omnibus Plan to its directors, officers, employees, and consultants. Each RSU is equivalent in value to a common share and upon vesting, results in the holder thereof being issued, at the discretion of the Board, either (i) a common share, or (ii) an amount of cash equal to the fair market value of a common share.

b.	The following table summarizes the changes in RSUs:

	Number of RSUs	Weighted average issue price (C$)	Weighted average issue price (USD$)
Balance, October 31, 2023	55	$5,542.00	$3,842.40

Granted	14,786	74.40	54.44
Exercised	(8,233)	88.80	66.00

Balance, October 31, 2024	6,608	$102.00	$72.00

Granted (i)	17,570	64.75	45.68
Exercised	(22,272)	69.24	49.32

Balance, October 31, 2025 (*)	1,906	$120.86	$101.68

(i)	During the year ended October 31, 2025, the Company issued 17,570 RSU’s to consultants, directors and officers. The RSU’s vested with a fair value of $802,626 (2024-$804,962).

13.	Financial Instruments and Risk Management

a.	Fair Values

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

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2025, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2025
Short-term investment- Polyrizon shares	$886	$–	$–	$886
Short-term investment- Taurus shares	1,030,402	–	–	1,030,402
Short-term investment- Taurus Warrants	–	–	631,119	631,119
Convertible loans	–	(1,760,066)	–	(1,760,066)
Derivative warrant liabilities	–	–	(2,369,195)	(2,369,195)

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2024, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2024
Short-term investment- Xylo shares	$110,400	$–	$–	$110,400
Short-term investment- Polyrizon Warrants	–	–	178,988	178,988
Derivative warrant liabilities	–	–	(3,519,702)	(3,519,702)

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

The following table indicates the impact of foreign currency exchange risk on net working capital as of October 31, 2025. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of October 31, 2025.

Cash and cash equivalents	$163,342
Amounts receivable	29,661
Accounts payable and accrued liabilities	(171,377)
Due to related parties	(40,232)

Total foreign currency financial assets and liabilities	$(18,606)

Impact of a 10% strengthening or weakening of foreign exchange rate	$(1,861)

d.	Interest Rate Risk

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

The following amounts are the contractual maturities of financial liabilities as of October 31, 2025 and 2024:

October 31, 2025	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$682,163	$682,163	$–
Due to related parties	60,232	60,232	–
Lease liability	18,800	18,800	–
Convertible loans	1,760,066	1,760,066
	$2,521,261	$2,521,261	$–

October 31, 2024	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$526,056	$526,056	$–
Due to related parties	48,962	48,962	–
Lease liability	53,142	36,726	16,416
	$628,160	$611,744	$16,416

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Capital Management

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

15.	Commitments

a.	On December 19, 2022, the Company entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides the Company with an exclusive, perpetual, worldwide and sublicensable license to use the joint patents that the Company have with Yissum to further develop, manufacture and commercialize products for innovative treatment in the relevant fields such as metabolic syndrome and anti-obesity (the “Yissum Metabolic Syndrome License Agreement”). According to the Yissum Metabolic Syndrome License Agreement, the Company shall pay Yissum royalties at the rate of 1.5% of net sales, as well as certain fees in the case of sublicenses or an “exit” event, all subject to the terms as described in the Yissum Metabolic Syndrome License Agreement. The Company will also pay Yissum different payments when reaching several milestones. In April 2025, the Yissum Metabolic Syndrome License Agreement was amended to add additional joint patents.

b.	On January 15, 2024, the Company entered into a license agreement with BIRAD, the research and development company of Bar-Ilan University, which provides the Company with an exclusive, perpetual, worldwide and sublicensable license to use the joint patent that the Company has with BIRAD, to further develop, manufacture and commercialize products for innovative treatment of cocaine addiction (“the BIRAD License Agreement”). According to the BIRAD License Agreement, the Company shall pay BIRAD royalties at the rate of 1.5% of the Company’s net sales, as well as certain fees in the case of sublicenses or an “exit” event, all subject to the terms as described in the BIRAD License Agreement. The Company will also pay BIRAD different payments upon reaching certain milestones.

c.	On March 19, 2024, the Company entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use the Yissum’s patent titled “Psychedelic compounds, methods of their preparation and uses thereof” to further develop, manufacture, and commercialize innovative compounds targeted at treating post-traumatic stress disorder and other health conditions (the “Yissum PTSD License Agreement”). According to the Yissum PTSD License Agreement, the Company is required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning on the fifth anniversary of the effective date of the Yissum PSTD License Agreement, and royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicensing or an exit event, all subject to the terms as described in the Yissum PTSD License Agreement. The Company will also pay Yissum different payments when reaching certain milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum PSTD License Agreement) vest solely in Yissum, and the Company shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of the Company’s development shall be solely owned by the Company.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Commitments (continued)

d.	On March 31, 2024, the Company entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use Yissum’s patent “Psychoactive compounds, methods of their preparation and uses thereof in the treatment of mental disorders” to further develop, manufacture, and commercialize innovative compounds targeted at Generation 3.0 psychedelic compounds for the treatment of mental disorders (the “Yissum Psychedelic License Agreement). According to the Yissum Psychedelic License Agreement, the Company is required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning of the fifth anniversary of the effective date of the Yissum Psychedelic License Agreement, and the Company shall pay Yissum royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicenses or an exit event, all subject to the terms as described in the Yissum Psychedelic License Agreement. The Company will also pay Yissum different payments when reaching certain milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum Psychedelic License Agreement) vest solely in Yissum, and the Company shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of the Company’s development shall be solely owned by the Company.

e.	In respect to the Company’s lease commitment, refer to Note 4.

16.	Segmented Information

As of October 31, 2025, the Company has one operating segment, research and development of psychedelic medicine, which takes place primarily in Israel.

17.	Income Taxes

Tax rates applicable to the Company:

The combined Canadian federal and provincial statutory income tax rate is 27% for years ended October 31, 2025, 2024 and 2023 and the Israeli statutory corporate tax rate was 23% in 2025, 2024 and 2023.

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant differences, which comprise deferred income tax assets and liabilities, are as follows:

	2025 $	2024 $	2023 $

Canadian statutory income tax rate	27%	27%	27%

Income tax recovery at statutory rate	(1,022,365)	(1,316,712)	(2,322,936)

Tax effect of:
Items not deductible for tax purposes	(250,148)	(20,556)	223,809
Over provided in prior years	(32,177)	(384,109)	(19,674)
Tax rate difference for foreign jurisdiction	(2,237)	(5,365)	10,715
Change in unrecognized deferred income tax assets	1,377,372	2,104,708	2,125,459
Income tax provision	70,445	377,966	17,372

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Income Taxes (continued)

As of October 31, 2025, the Company has Canadian non-capital losses carried forward of $26,866,000, which is available to offset future years’ taxable income in Canada. These losses expire as follows:

$
2037	5,000
2038	75,000
2039	73,000
2040	174,000
2041	1,172,000
2042	4,840,000
2043	8,908,000
2044	5,692,000
2045	5,927,000
26,866,000

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

18.	General and Administrative Expenses

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2025	2024	2023

Professional fees	$1,640,621	$1,998,625	$2,210,795
Investor relations	686,757	440,041	1,565,970
Share-based compensation (Notes 6, 11 and 12)	724,104	1,119,041	243,717
Consulting fees (Note 6)	37,359	131,769	96,421
Insurance	268,740	329,278	364,059
Transfer agent and regulatory fees	115,129	190,397	171,439
Depreciation of ROU asset	38,415	39,023	35,381
Salaries and benefits (Note 6)	66,175	57,340	37,838
Office and miscellaneous	33,352	55,538	31,670
Depreciation of property and equipment	-	1,065	1,915
Total general and administrative	$3,610,652	$4,362,117	$4,759,205

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

19.	Research and Development, net

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2025	2024	2023

Research and preclinical studies	$1,226,026	$747,026	$1,159,147
Salaries, regulatory, professional and other expenses	935,801	542,615	469,667
Share-based compensation (Notes 6, 11 and 12)	81,786	132,502	45,870
Reimbursements (Note 6)	(198,042)	(50,319)	(141,409)
Amortization of intangible assets	10,954	10,984	10,954
Total research and development, net	$2,056,525	$1,382,808	$1,544,229

20.	Subsequent Events

a.	On November 13, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of (i) 23,956 common shares, and (ii) pre-funded warrants to purchase up to 74,604 common shares, in a registered direct offering, (the “First November 2025 Offering”) at a purchase price of $8.00 per common share and $7.996 per pre-funded warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.004 per common share, subject to adjustment as set forth therein, and will not expire until exercised in full. The November 2025 Offering closed November 13, 2025. The aggregate gross proceeds to the Company were approximately $0.788 million.

On November 17, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of (i) 99,794 common shares, and (ii) pre-funded warrants to purchase up to 37,950 common shares, in a registered direct offering, (the “Second November 2025 Offering”) at a purchase price of $10.0 per common share and $9.996 per pre-funded warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.004 per common share, subject to adjustment as set forth therein, and will not expire until exercised in full. The Second November 2025 Offering closed November 17, 2025. The aggregate gross proceeds to the Company were approximately $1.377 million.

On November 19, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of 273,125 common shares in a registered direct offering (the “Third November 2025 Offering”) at a purchase price of $8.00 per common share. The Third November 2025 Offering closed November 20, 2025. The aggregate gross proceeds to the Company were approximately $2.185 million.

On November 26, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of (i) 198,622 common shares, and (ii) pre-funded warrants to purchase up to 71,649 common shares, in a registered direct offering(the “Fourth November 2025 Offering”) at a purchase price of $4.8 per common share and $4.796 per pre-funded warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.004 per common share, subject to adjustment as set forth therein, and will not expire until exercised in full. The Fourth November 2025 Offering closed November 26, 2025. The aggregate gross proceeds to the Company were approximately $1.294 million.

On December 3, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of 400,000 common shares, in a registered direct offering( the “December 2025 Offering”) at a purchase price of $4.00 per common share. The December 2025 Offering closed December 4, 2025. The aggregate gross proceeds to the Company were approximately $1.6 million.

b.	During November 2025, the total Promissory Notes were converted into 107,912 Common Shares.

c.	On November 14, 2025, April 2023 Warrants and January 2024 Warrants were exercised into 52,275 shares, resulting in gross proceeds of $183,000.

d.	On November 24, 2025, the Company issued 1,875 common shares in respect of RSUs that had been fully vested. The RSUs had an aggregate fair value of $10,200 at the time of issuance.

e.	On December 15, 2025, the Company effected a reverse share split of the Company’s common shares at the ratio of 1-for-40, such that each forty (40) common shares, no par value, were consolidated into one (1) common share, no par value. The reverse split has triggered an adjustment to the exercise price and the number of warrants shares issuable pursuant to the April 2023 Warrants, September 2023 Warrants and January 2024 Warrants. The new exercise price of the warrants is $2.5607 per Common Share and entries the warrant holders to a total of 945,106 common shares.